Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2013 to September 30, 2013)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2013 to September 30, 2013)

To: Korean Financial Services Commission and Korea Exchange

/s/
Park, Ki-Hong
President and Representative Director
POSCO
1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/
Shim, Tong-Wook
Senior Vice President
POSCO
1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

2

TABLE OF CONTENTS

I. Overview	4

II. Business	10

III. Financial Statements	34

IV. Corporate Governance and Company Affiliates	38

Attachment:	Independent Auditors’ Review Report
(Non-consolidated and consolidated)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business	Note

(1) Production and sale of crude steel and stainless steel products	No engagement in this business during the third quarter in the fiscal year of 2013
(2) Port/harbor loading/unloading, warehousing and packaging
(3) Management of professional athletic organizations
(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses
(5) Real property lease business
(6) Public energy services and distribution system
(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
(8) Educational services and other incidental services
(9) Production and sale of non-ferrous metals
(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO Plantec Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., POSCO M-TECH CO., LTD., DAKOS CO., LTD., POSCO ENGINEERING COMPANY CO., LTD., MegaAsset Co., Ltd., Busan E&E Co., Ltd., SUNCHEON ECO TRANS Co., Ltd., SNNC Co., Ltd., eNtoB Corporation, UITrans LRT co. Ltd., POREKA Co., POSMATE, POSCO Humans Co., Ltd., POSCO Engineering & Construction Co., Ltd., POSCO Research Institute, POSCO A&C Co., Ltd., POSCO AST CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POSCO TMC CO., LTD., , POSCO Processing & Service Co., Ltd., POS-HiMETAL CO., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., PLANT EST Co., Ltd., PNR Co., Ltd., Mapo Hibroad Parking co., Ltd., METAPOLIS Co., Ltd., Sung Jin E&T Co., Ltd., ANJEONG DISTRICT DEVELOPMENT CO., LTD., POSCO TERMINAL Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Energy CORPORATION, POSFINE CO., Ltd., PSC Energy Global Co., Ltd., PONUTech Co., Ltd., New Altec Co., Gale International(Korea), LLC., POS-HiAl CO., LTD., Tamra Offshore Wind Power Co., Ltd., Blue O&M CO., LTD., POSTECH VENTURE CAPITAL CORPORATION, POSCO ESM Co., Ltd., Tancheon E&E, Pohang Special Welding Co., Ltd., , SPFC Co., Ltd., PMC Tech Co., Ltd., NEW POWER TECH CO., LTD.

4

(a)	Changes in Companies Belonging to the Business Group

•	Addition of Subsidiary: PMC Tech Co., Ltd. (January 2, 2013)

•	Exclusion of a Subsidiary: POSGREEN Company, Ltd. (January 11, 2013)

•	Exclusion of a Subsidiary: POSBRO COMPANY LTD. (January 11, 2013)

•	Exclusion of a Subsidiary: Seoung Gwang Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: POSWITH CO., LTD. (January 21, 2013)

•	Exclusion of a Subsidiary: Pohang SPFC Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: Gunsan SPFC Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: POSCALCIUM Company, Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: ReCO Metal Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: 9DIGIT CO., LTD. (January 21, 2013)

•	Exclusion of a Subsidiary: Busan Sanseong Tunnel Co., Ltd. (January 21, 2013)

•	Addition of a Subsidiary: Green Paju Co., Ltd. (February 1, 2013)

•	POS ECO HOUSING CO., Ltd. changed the name of the company to POSCO Humans Co., Ltd. (February 1, 2013)

•	Gwangyang SPFC Co., Ltd. changed the name of the company to SPFC Co., Ltd. (February 1, 2013)

•	Exclusion of a Subsidiary: Green Paju Co., Ltd. (February 6, 2013)

•	Exclusion of a Subsidiary: MCM Korea Co., Ltd. (March 20, 2013)

•	Exclusion of a Subsidiary: POSCO Plant Engineering Co., Ltd. (July 1, 2013) – Merged into SUNGJIN GEOTEC Co., Ltd.

•	SUNGJIN GEOTEC Co., Ltd. changed the name of the company to POSCO Plantec Co., Ltd. (July 1, 2013)

•	Addition of a Subsidiary: NEW POWER TECH CO., LTD. (September 2, 2013)

(b)	Changes in Companies Belonging to the Business Group after September 30, 2013

[None]

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

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Details

(a)	Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d)	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 1 Koedong-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 5 Dongchon-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(b)	Gwangyang Steel Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

(c)	Principal Executive Office: POSCO Center, 892 Daechi4 dong, Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates eight overseas offices as follows:

United Arab Emirates (Dubai), the European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Egypt (Cairo), Mongolia (Ulaanbaatar), Australia (Perth),

The United States of America (Houston, Texas), and Chile (Santiago).

(3)	Composition of the Board of Directors (as of March 22, 2013)

(a)	Inside Directors

•	New members: Chang, In-Hwan (2 years) and Kim, Yeung Gyu (2 years)

(b)	Outside Directors

•	New members: Shin, Chae-Chol (2 years) and Lee, Myoung-Woo (3 years)

(c)	Representative Directors

•	Prior to March 22, 2013: Chung, Joon-Yang, Park, Han-Yong

•	As of March 22, 2013: Chung, Joon-Yang, Park, Ki-Hong, Kim, Joon-Sik, and Chang, In-Hwan

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(4)	Major Shareholders of POSCO

(a)	National Pension Corporation holds the largest number of POSCO’s shares.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, and August 1, 2013.)

B. Merger, Acquisition and Handover of Businesses

[None]

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of September 30, 2013)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

The currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

(As of September 30, 2013)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,449,117	—	611	—	7,448,506
Special Money Trust		2,493,274	—	2,493,274	—	—
Total		9,942,391	—	2,493,885	—	7,448,506

*	Beginning Balance: as of December 31, 2012

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee. On March 5, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 74 treasury stocks was completed on March 8, 2013. On April 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 387 treasury stocks was completed on April 9, 2013. On July 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the disposal of 150 treasury stocks was completed on July 8, 2013.

Changes after September 30, 2013

On October 1, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 2,009 treasury stocks was completed on October 7, 2013.

On November 8, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks for mutual Stock Investment for Strategic Alliance with Yodogawa Steel Works, Ltd. and the disposal of 43,286 treasury stocks was completed on November 11, 2013.

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5. Voting Rights

(As of September 30, 2013)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,448,506	*Treasury Stock 7,448,506 shares
(3) Shares with Voting Rights	79,738,329	—

6. Earnings and Dividend

(In millions of KRW)
	2013 3Q (January 1, 2013 ~ September 30, 2013)	2012	2011
Net Profit	1,380,111	2,499,523	3,188,845
Earnings per Share (KRW)	17,655	32,359	41,279
Cash Dividend Paid	154,490	617,956	772,444
Pay-out Ratio (%)	—	24.7	24.2
Dividend per Share (KRW)	2,000	8,000	10,000
Dividend Yield (%)	—	2.27	2.56

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments below:

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

(In millions of KRW)
	2013 3Q (January 1, 2013 ~ September 30, 2013)		2012		2011
Category	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	24,015,336	1,808,886	35,258,970	3,070,168	39,151,930	4,898,160
Trading	12,935,008	65,208	18,945,642	139,000	21,097,356	123,728
Engineering & Construction	4,767,916	86,768	4,675,596	9,900	5,476,209	138,443
Others	3,616,954	291,462	4,723,943	434,040	3,213,230	307,363

Total	45,335,214	2,252,324	63,604,151	3,653,108	68,938,725	5,467,694

2. Current Situation

1) Steel

A. Domestic Market Share

(Millions of Tons, %)
	2013 3Q (January 1, 2013 ~ September 30, 2013)		2012		2011		2010
Category	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	48.7	100	69.3	100	68.5	100	58.4	100
POSCO	26.8	55	38.0	54.6	37.3	54	33.7	58
Others	21.9	45	31.3	45.4	31.2	46	24.7	42

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1)	Establishment of Steelworks in India

(a)	The Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(b)	The Company established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)

(2)	Development of Iron Ore Captive Mines in India

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	The Orissa state government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	The Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)

(d)	The Orissa state government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	The third party applicant for the Khandadhar Licenses filed a suit against the Orissa State Government claiming that its right as the first applicant should be respected. (February, 2010)

(f)	The Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(g)	The Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(h)	The Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(i)	The Indian Supreme Court resumed the trial on the merit of the case. (May, 2012)

(j)	The Indian Supreme Court decided on the merit of the case. (March, 2013)

(k)	Supreme Court ordered to nullify judgment of the High Court regarding the right to explore Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(3)	Establishment of Steelworks in India

(a)	The Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	The Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

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(c)	The Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)(d) The Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)(e) Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	The Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	The Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	The Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	The National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(4)	Establishment of Steelworks in Indonesia

(a)	The Company entered into a memorandum of agreement with Perseroan Terbatas Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia. (December, 2009)

(b)	The Company entered into a joint venture agreement. (August, 2010)

(c)	The Company established PT. KRAKATAU POSCO. (September, 2010)

(d)	PT. KRAKATAU POSCO held a groundbreaking ceremony for the establishment of steelworks in Indonesia. (October, 2010)

(e)	The first phase of the construction of the steelworks with an annual production capacity of 3,000,000 tons began. The construction of the steelworks was scheduled to be completed by December, 2013. (July, 2011)

(f)	PT. KRAKATAU POSCO has continuously conducted piling work for the main facilities and started working for the basic ground. (October, 2011)

(g)	PT. KRAKATAU POSCO established a joint venture with Krakatau Industrial Estate Cilegon to build a Calcinations factory at Cilegon, Indonesia. (December, 2011)

(h)	PT. KRAKATAU POSCO began to build the steel frame for the steelworks (February, 2012)

(i)	The construction of electricity generation facility commenced. (May, 2012)

(j)	PT. KRAKATAU POSCO constructed the 4th main pillar in a furnace. (July, 2012)

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(k)	Cokes Oven Coal Injection Ceremony (30,800 tons of Australian Coal). (June, 2013)

(l)	Approval of investment increase and provision of the payment guarantee. (August, 2013)

(5)	Establishment of a Steelwork in Brazil

(a)	The Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons started. (September, 2012)

(6)	Establishment of POSCO-Maharashtra Pvt., Ltd Cold Rolling Mill in India

(a)	The Board of Directors resolved to construct a cold rolled line in Maharashtra, India. (November, 2010)

(b)	Construction of a cold rolled line with an annual capacity of 1.8 million tons commenced. (November, 2011)

(7)	Establishment of a Non-Oriented Electrical Steel Sheet Plant in India

(a)	The Board of Directors resolved to construct a non-oriented electrical steel sheet plant in India. (February, 2011)

(b)	Construction of a non-oriented electrical steel plant with an annual capacity 0.3 million tons started. (October, 2011)

(c)	Commencement of a test-run of a Non-Oriented Electrical Steel Sheet Plant. (April, 2013)

(8)	Establishment of Guangdong Pohang Continuous Galvanizing Line in China

(a)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Board of Directors. (July, 2010)

(b)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Chinese government. (October, 2010)

(c)	The Company held a groundbreaking ceremony for the establishment of Guangdong Pohang Continuous Galvanizing Line in China. (March, 2011)

(d)	The construction of electricity generation facility commenced. (November, 2011)

(e)	A test-run of Guangdong Pohang Continuous Galvanizing Line commenced. (July, 2012)

(f)	Completion of the construction of the Continuous Galvanizing Line. (April, 2013)

(9)	Establishment of a Stainless Cold Rolled Line in Turkey

(a)	The Board of Directors resolved to construct a stainless cold rolled line in Turkey. (December, 2010)

(b)	Construction of a stainless cold rolled line with an annual capacity 0.2 million tons commenced. (September, 2011)

(c)	A test-run of a Stainless Cold Rolled Line commenced. (December, 2012)

(d)	Completion of the construction of the Stainless Cold Rolled Line. (August, 2013)

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2) Trading

A. Market Share

(Millions of Dollars, %)
Category	2013 3Q (January 1, 2013 ~ September 30, 2013)	2012 3Q (January 1, 2012 ~ September 30, 2012)	Growth rate
All Trading Companies in Korea	413,349	408,101	1.3
Daewoo International	5,570	6,170	-9.7

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

Daewoo International Corporation (“Daewoo International”) is playing a leading role in Koreans export industry as the number 1 trading company based on its wide range of trading network worldwide including 74 offices/trading corporations, 12 investment firms, and 16 resources companies through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, Daewoo International is making tangible progress in resources development through Myanmar gas field and Ambatovy nickel projects to excel in Exploration & Production area.

Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established on February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2012, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

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POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America such as Ghana and Brazil

4) Others

A. POSCO Energy

POSCO Energy started its commercial operation in February, 1972 as the only privately-owned heat power plant in Korea. Since the early 90’s, POSCO Energy continuously remodeled and built more complex heat power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

To create a synergy between its information technology (“IT”) and its industrial engineering services, POSCO ICT Co., Ltd. has utilized an automation technology developing its competitiveness in the IT and manufacturing services. POSCO ICT Co., Ltd. is promoting new businesses for light emitting diode, smart grid, and cloud computing.

C. POSCO Chemtech Company Ltd.

POSCO Chemtech Company Ltd. (“POSCO Chemtech”), founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO Chemtech provides refractories to a wide range of industries including steel, cement, and glass companies. To become a global company, POSCO Chemtech is currently expanding its markets to Japan, China and Indonesia.

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3. Key Products

A. Current Situation of Key Products

(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	44,740	12.4
	Cold-rolled Product (CR)	Automobile, Home appliances, etc	110,961	30.9
	Stainless steel Products	Western tableware, etc	76,424	21.3
	By-Product	Plates, Wire rods, etc	127,374	35.4
	Gross Sum		359,499	100.0
	Deduction of Internal Trade		(119,346)	—
	Sub Total		240,153	—
Trading	Steel, Metal		120,546	65.8
	Chemical, Strategic Item, Energy		4,390	2.4
	Etc		58,302	31.8
	Gross Sum		183,238	100.0
	Deduction of Internal Trade		(53,888)	—
	Sub Total		129,350	—
Engineering & Construction	Domestic Construction	Architecture	11,134	14.2
		Plant	31,279	40.0
		Civil Engineering	4,845	6.2
		Etc	2	0.0
	Overseas Construction		21,941	28.1
	Owned Construction		5,832	7.5
	Etc		3,168	4.1
	Gross Sum		78,201	100.0
	Deduction of Internal Trade		(30,522)	—
	Sub Total		47,679	—
Others	Electricity Sales, etc		57,543	100.0
	Deduction of Internal Trade		(21,373)	—
	Sub Total		36,170	—
Total Sum			453,352	—

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B. Price Fluctuation Trend of Key Products

(In thousands of KRW/ Tons, kWh)
Business Area	Products	2013 3Q (January 1, 2013 ~ September 30, 2013)	2012	2011	2010
Steel	Hot-rolled Product (HR)	732	828	941	845
	Cold-rolled Product (CR)	888	999	1,090	987
Others	Electric Power	154	161	133	137
	Lime	119	105	106	112

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

Due to the weakened global demand in steel consumption, domestic and overseas steel price has decreased since the end of 2011.

[Others]

*	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	86,430 (43.0%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	82,463(41.1%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	31,976 (15.9%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,077 (12.9%)
		Steel Pile	Foundation of Structure	212 (2.5%)
		Steel Reinforcement	Strengthening Concrete	1,394 (16.7%)
		Cable	Electricity Transfer	447 (5.3%)
		Etc	Pipe and structure for construction etc	5,234 (62.6%)
Others	Raw Materials	LNG	Material for Power Generation	15,699 (66.4%)
		Limestone	Production of Lime	662 (2.8%)
		Etc	Eng.Business etc	7,265 (30.7%)

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B. Price Fluctuation Trend of Major Raw Materials

(In thousands of KRW)
Business Area	Category	2013 3Q (January 1, 2013 ~ September 30, 2013)	2012	2011
Steel	Iron Ore (per ton)	147	144	191
	Coal (per ton)	161	232	325
	Scrap Iron (per ton)	408	468	539
	Nickel (per ton)	15,484	19,430	25,802
Engineering & Construction	Ready-mixed Concrete (per m3)	57	57	54
	Steel Pile (per m)	70	73	82
	Steel Reinforcement (per kg)	1.0	0.8	0.8
	Cable (per m)	1.0	0.8	0.8
Others	LNG (per ton)	1,010	1,022	893
	Lime (per ton)	20	20	22

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[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore

(In Dollars/ Tons)
	2013 3Q	2013 2Q	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q
Trend of International Benchmark Price (Free On Board, “FOB”)	123	118	141	113	105	134	135	130	168	171

(2) Coal

(In Dollars/ Tons)
	2013 3Q	2013 2Q	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q
Trend of International Benchmark Price (FOB)	145	172	165	170	225	206	235	285	315	330

(3) Scrap Iron

(In Dollars/ Tons)
	2013 3Q	2013 2Q	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q
Trend of Purchase Price (Cost and Freight, “CFR”)	367	379	421	379	400	444	466	445	494	480

(4) Nickel

	2013 3Q	2013 2Q	2013 1Q	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q
Trend of London Metal Exchange ( “LME”) Cash Price	USD 6.32/lb USD 13,992/ton	USD 6.78/lb USD 14,952/ton	USD 7.85/lb USD 17,309/ton	USD 7.70/lb USD 16,983/ton	USD 7.41/lb USD 16,334/ton	USD 7.78/lb USD 17,152/ton	USD 8.92/lb USD 19,665/ton	USD 8.3/lb USD 18,307/ton	USD 10.01/lb USD 22,069/ton	USD 11.00/lb USD 24,227/ton

20

[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPS400 406.4x7.9T

Steel Reinforcement	High Tensile Deformed Bar SD40 D10

Cable	CV 0.6/1kv 2.5mm2 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

* Increase in electricity price is due to the increase of raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

21

5. Production and Facilities

A. Production Capacity

[Steel]

	(Thousands of Tons)
Business Area	Products	2013 3Q (January 1, 2013 ~ September 30, 2013)	2012	2011
Steel	Crude Steel	30,650	40,447	39,410

[Others]

		(MW, Thousands of Tons)
Business Area	Products		2013 3Q (January 1, 2013 ~ September 30, 2013)	2012	2011
Power Generation	Electric Power	Inchon	3,052	3,052	3,052
		Gwangyang	284	284	284
Lime	Lime		1,643	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

		(Thousands of Tons)
Products		2013 3Q (January 1, 2013 ~ September 30, 2013)	2012	2011
Crude Steel		28,219	39,702	39,074
Products	Hot-Rolled Products	6,034	8,670	8,456
	Plate	4,181	6,113	6,273
	Wire Rod	1,705	2,085	2,113
	Pickled-Oiled Steel Sheets	1,942	2,615	2,495
	Cold-Rolled Products	6,295	8,176	7,453
	Coated Steel	4,229	5,815	5,358
	Electrical Steel	836	1,173	1,396
	Stainless Steel	1,768	2,396	3,166
	Others	2,560	3,896	3,150

	Total	29,550	40,938	39,860

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

22

(2) Capacity Utilization Rate for the first half of fiscal year of 2013

	(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	28,650	26,848	94%
	POSCO Specialty Steel	900	559	62%
	Zhangjiagang Pohang Stainless Steel	1,100	812	74%

	Total	30,650	28,219	92%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

	(Gwh, Thousands of Tons)
	Products	2013 3Q (January 1, 2013 ~ September 30, 2013)	2012	2011
Power Generation	Electric Power	11,790	15,751	12,066
Lime	Lime	1,743	2,454	2,425

(2) Capacity Utilization Rate for the first half of fiscal year of 2013

	(hr, Thousands of Tons)
Business Area	Products	Capacity	Production	Utilization Rate
Power Generation	Electric Power	6,552	4,903	74.8%
Lime	Lime	1,643	1,743	106.1%

23

C. Production Facilities

[Land]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,038,212	146,697	(33,160)	—	2,151,748
Trade	138,680	26	(7,063)	—	131,642
Engineering & Construction	52,959	34,914	(42,691)	—	45,183
Others	416,571	33,472	(13,075)	—	436,967

[Building]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,600,636	178,639	(27,565)	(214,415)	3,537,295
Trade	154,857	30	(1,852)	(3,292)	149,743
Engineering & Construction	52,766	18,303	(25,012)	(1,464)	44,594
Others	360,543	65,493	(10,866)	(14,265)	400,906

[Structures]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,116,727	431,605	(20,089)	(135,497)	2,392,745
Trade	11,237	76	(1)	(477)	10,835
Engineering & Construction	12,124	740	(3,112)	(404)	9,347
Others	180,093	52,871	(6,446)	(8,314)	218,204

[Machinery and Equipments]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	14,949,385	1,829,348	(94,125)	(1,352,895)	15,331,712
Trade	116,846	13,222	(7,298)	(7,130)	115,641
Engineering & Construction	25,839	5,374	(5,624)	(5,299)	20,290
Others	1,440,134	414,049	(28,370)	(106,446)	1,719,367

24

[Vehicles]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	39,626	8,195	(111)	(11,073)	36,637
Trade	5,992	785	(107)	(1,694)	4,975
Engineering & Construction	7,600	2,306	(890)	(1,688)	7,328
Others	6,936	2,811	(1,231)	(2,074)	6,443

[Tools and Fixtures]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	45,128	13,145	(847)	(15,626)	41,799
Trade	1,796	238	—	(631)	1,403
Engineering & Construction	1,912	447	(436)	(615)	1,307
Others	21,015	5,574	(1,538)	(8,027)	17,024

[Equipment]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	94,611	36,756	(1,058)	(26,465)	103,844
Trade	20,109	2,152	(954)	(5,526)	15,781
Engineering & Construction	14,622	5,684	(1,381)	(4,933)	13,991
Others	54,039	10,987	(1,027)	(16,449)	47,550

[Financial Lease Assets]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	17,874	59	(1,277)	(779)	15,877
Trade	28,268	257	(1)	(2,615)	25,910
Engineering & Construction	6,829	753	(485)	(1,931)	5,166
Others	4,254	53,137	—	(1,532)	55,859

25

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]

			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	November, 2010 ~ October, 2014	G) Establishment of the Fourth Hot Rolling Mill	16,262	11,217	5,045
		April, 2008 ~ September, 2016	P, G) Expansion of the Capacity of the Raw Materials Treatment Facilities	13,010	10,418	2,592
		March, 2011~ January, 2014	P) Optimization of the Facilities	22,034	19,474	2,560
	Renovation / Replacement	January, 2008 ~ December, 2016	Renovation of the second Furnace etc.	35,337	16,197	19,140
POSCO Specialty Steel	Renovation / Replacement	April, 2010 ~ November, 2013	Renovation / Replacement of New Equipments in the Existing Rolling Mill	1,549	1,437	112
POSCO AST CO., LTD.	Expansion	September, 2011 ~ May, 2013	Establishment of a Factory and Facilities	447	447	0
POSCO MPPC S.A. DE C.V.	Expansion	October, 2012 ~ October, 2013	Establishment of No.3 Mill	273	192	81
POSCO-Mexico Co., Ltd.	Expansion	November, 2011 ~ December, 2013	Installation of the Second Continuous Galvanizing Line	3,312	2,909	403
POSCO Maharashtra Steel Private Limited	Expansion	March, 2010 ~ May, 2012	Establishment of a Continuous Galvanizing Line (0.45 million ton)	2,074	2,074	0
		November, 2011 ~ June, 2014	Establishment of a Cold-Rolling Mill in India (1.8 million ton)	6,346	4,896	1,450
POSCO-Indonesia Jakarta Processing Center	Expansion	October, 2012 ~ October, 2013	Establishment of Facilities	161	116	45
POSCO SS VINA	Expansion	May, 2010 ~ December, 2014	Construction of Electric Arc Furnace and Section Steel/Rebar Rolling Mill (1.2 million ton)	6,102	3,895	2,207
PT. KRAKATAU POSCOENE RGY	Expansion	August, 2011 ~ March, 2014	Establishment of a gas power plant	2,979	2,609	370
PT. KRAKATAU STEEL POSCO	Expansion	September, 2010 ~ December, 2013	Establishment of a Steel Mill	32,268	30,595	1,673
POSCO Electrical Steel India Private Limited	Expansion	November, 2011 ~ October, 2013	Establishment of a annealing coated line	1,284	1,197	86

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

26

[Trading]

			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Daewoo International	Expansion	October, 2009 ~ September, 2014	Construction of Natural Gas Production and Transportation Facilities in A-1/A-3 Gas Field in Myanmar	16,016	13,456	2,560
		July, 2013 ~ July, 2014	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	2,076	208	1,868

[Others]

			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO ICT	Expansion	January, 2012 ~ December, 2013	Expansion of Smart Management Server For Smart Management Operation Efficiency	345	142	203
POSCO Energy	Expansion	November, 2011 ~ January, 2014	P) Establishment of a Combined Cycle Power Plant	5,950	5,064	886
		October, 2012 ~ January, 2015	Incheon) Establishment of a LNG Combined Cycle Power Plant #6, #7, and #8	10,630	3,425	7,205
POS-HiMETAL	Expansion	January, 2013 ~ December, 2013	Establishment of Facilities	100	28	72
Busan E&E	Expansion	October, 2010 ~ October, 2013	Establishment of a Refuse Derived Fuel Facilities	2,449	1,676	773

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

27

(b) Future Investment Plans

			(In hundred millions of KRW)
				Planned Investments
Business	Company	Project		2013	2014	2015
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	4,344	4,538	2,983
			Capacity Increase	19,475	12,766	658
	POSCO SS-VINA	Expansion, Renovation and Replacement of Existing Facilities	—	2,990	1,664	0
Others	POS-HiMETAL	Expansion	Exploring new market	59,801	33,277	0

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2013 3Q (January 1, 2013 ~ September 30, 2013)	2012	2011	2010
Domestic	Hot-Rolled Products	28,999	61,723	72,471	49,940
	Cold-Rolled Products	36,748	44,404	65,580	77,936
	Stainless Steel	22,115	33,902	38,581	31,621
	Others	85,600	124,741	123,194	99,766
Export	Hot-Rolled Products	15,741	37,910	42,665	22,084
	Cold-Rolled Products	74,213	98,140	101,980	89,059
	Stainless Steel	54,309	69,138	66,877	61,178
	Others	41,774	58,730	51,557	30,946
Total	Gross Sum	359,499	528,688	562,905	462,530
	Internal Transaction	(119,346)	(176,098)	(171,386)	(107,256)
	Total	240,153	352,590	391,519	355,274

28

[Trading]

		(In hundred millions of KRW)
Items		2013 3Q (January 1, 2013 ~ September 30, 2013)	2012	2011	2010
Domestic	Merchandise	5,975	7,537	8,444	1,721
	Product	580	854	1,026	217
	Others	101	90	78	19
Export	Merchandise	62,788	95,062	93,622	22,653
	Product	996	1,426	1,964	347
	Others	101	255	706	64
Trades among Korea, China & Japan		112,697	158,911	180,390	69,082
Gross Sum		183,238	264,135	286,230	94,103
Internal Transaction		(53,888)	(74,679)	(75,256)	(31,743)
Total		129,350	189,456	210,974	62,360

29

[Engineering & Construction]

			(In hundred millions of KRW)
Items			2013 3Q (January 1, 2013 ~ September 30, 2013)	2012	2011	2010
Construction Contract Revenue	Domestic	Architecture	11,134	13,730	16,321	12,823
		Plant	31,279	28,323	23,716	32,811
		Civil Engineering	4,845	9,120	11,187	11,355
		Others	2
	Overseas		21,941	35,704	24,275	8,441
Own Construction			5,832	2,871	672	6,101
Other Subsidiary company sales			3,168	7,511	8,560	7,704
Gross Sum			78,201	97,259	84,731	79,235
Internal Transaction			(30,522)	(50,503)	(29,969)	(35,747)
Total			47,679	46,756	54,762	43,488

[Others]

	(In hundred millions of KRW)
Items	2013 3Q (January 1, 2013 ~ September 30, 2013)	2012	2011	2010
Electric Power	36,170	47,240	32,132	17,751

7. Derivatives

•	The Exchangeable Bonds to American Depository Receipts of SK Telecom had been issued in 2011, and the loss on valuation of derivative would have been KRW 94,933 million .

•	Foreign currency swap agreement was entered in order to hedge the exchange rate conversion risk for a part of existing Japanese Yen denominated bonds. The loss on valuation of derivative would have been KRW 29,843 million.

•	Forward exchange contracts were entered, for the purpose of hedging the exchange rate conversion risk, and the loss on valuation of derivative would have been KRW 1,742 million.

•	Right to exercise put option in relation to the purchase of stakes in Steel Flower Co., Ltd. has been purchased and the derivative valuation of the profit would have been KRW 7,188 million.

30

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.

DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1)      Contract Parties

•      Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•      Buyer: China National United Oil Company (“CNUOC”)

2)      Signed Date: December 24, 2008

3)      Summary of the GSPA

•      Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•      Gas production period is expected to be approximately 30 years.

•      Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4)      Remarks

•      CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•      Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1)      Total Investment: KRW 2,095,727,800,000

2)      Purpose of Investment: construction of new facilities for gas production, processing and transportation

3)      Total Period of Investment: October 1, 2009 ~ September 30, 2014

4)      Remarks

•      Location: the north-western offshore and onshore in Myanmar

•      Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•      Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•      The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•      Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•      Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

31

Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1)      Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2)      Other information

•      The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•      The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•      The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•      Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

Sale of Kyobo Life Insurance Co., Ltd.	August, 2012

1)      Purpose of the sale was to strengthen financial structure and secure the core investment plan

2)      Other information

•      The Board of Directors resolved to sell the shares held in Kyobo Life Insurance Co., Ltd., which amounts to KRW 1,205,400 million as of August 8, 2012.

Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon,	July 2013

1)      Building

•      Name: NEATT (North East Asia Trade Tower)

•      Location: Songdo, Incheon, Korea

2)      Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3)      Closing Date: July 31, 2014.(tentative)

4)      Miscellaneous

•      Building is expected to be purchased by Daewoo International (60%) and POSCO EnC (40%)

32

9. Research and Development

A. Research and Development ( “R&D”) Organization

Business Area	Company		Organization	Staff
Steel	POSCO	POSCO’s Department	Technical Research Laboratory	915
			New Growth Technology Strategy Department	25
			Iron and Steel Technology Strategy Department	83
			Environment and Energy Department	26
			Total	1,049
	POSCO Specialty Steel		R&D Group	20
	POSCO COATED & COLOR STEEL		Product Research Group	10
	POSCO AST CO., LTD.		Product Research Team	3
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group	6
	POSCO Thainox Public Company Ltd.		Product development and research	6
Trade	DAEWOO International Corporation		Pusan Plant R&D Center Development Team	57
	Daewoo Paper Manufacturing Co., Ltd.		R&D Center New Product Development Team	8
Engineering & Construction	POSCO Engineering & Construction		R&D Center	93
	POSCO Engineering Company		R&D group	17
	POSCO A&C		R&D Center, Quality Engineering Team	27
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department	71
	POSCO ICT		Information Control Lab	55
	POSCO CHEMTECH COMPANY		R&D Center	35
	POSCO M-TECH CO., LTD.		R&D Center	17
	POS-HiMETAL CO., Ltd.		Product Research Department	8
	PNR CO., Ltd.		Quality Innovation Department	3
	PONUTech Co., Ltd.		R&D Center	9

B. R&D Expenses

	(In millions of KRW)
	Business Area
Category	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	112,196	2,095	4,270	26,092	144,653
Manufacturing Cost	266,388	—	437	2,390	269,215
R&D Cost (Intangible Assets)	12,428	—	1,072	7,253	20,753
Total	391,012	2,095	5,779	35,735	434,621
R&D/Sales Ratio	1.63%	0.02%	0.12%	0.99%	0.96%

33

III. Financial Statements

1. Non-consolidated Financial Statements

A. Summary on Fiscal Years of 2010, 2011, 2012 and the Third Quarter of Fiscal Year of 2013

	(In millions of KRW)
Account	2013 3Q (January 1, 2013 ~ September 30, 2013)	2012	2011	2010
[Current Assets]	11,543,988	12,609,471	13,924,795	12,993,605
Cash & Cash equivalents	1,139,880	1,752,560	1,137,882	672,427
Trade Accounts & Notes Receivable(net)	3,215,376	4,087,030	4,220,242	3,548,448
Other Current Financial Instruments	2,261,164	1,323,539	1,381,463	2,754,319
Inventories	4,871,144	5,403,660	7,144,709	5,998,545
Other Current Assets	56,424	42,682	40,499	19,866
[Non-current Assets]	42,192,906	39,710,965	38,803,081	36,092,622
Other Non-current Financial Instruments	3,479,313	3,028,765	3,833,058	5,015,784
Investment in Subsidiaries and Associates	15,075,825	14,100,053	12,824,776	10,470,156
Tangible Assets	23,112,859	22,166,735	21,533,135	20,011,110
Good Will & Other Intangible Assets	400,635	293,841	222,896	229,137
Other Non-current Assets	124,274	121,571	389,216	366,435
Total Assets	53,736,894	52,320,436	52,727,876	49,086,227
[Current Liabilities]	4,161,247	4,543,512	5,015,145	6,051,454
[Non-current Liabilities]	7,425,897	8,612,376	10,114,715	7,011,278
Total Liabilities	11,587,144	13,155,888	15,129,860	13,062,732
[Capital Stock]	482,403	482,403	482,403	482,403
[Capital Surplus]	1,229,261	1,227,692	1,227,692	1,158,539
[Retained Earnings]	40,575,076	39,842,497	38,122,620	35,706,778
[Other Equity]	(136,990)	(2,388,044)	(2,234,699)	(1,324,225)
Total Shareholders’ Equity	42,149,750	39,164,548	37,598,016	36,023,495
Total Sales	22,835,801	35,664,933	39,171,703	32,582,037
Operating Income	1,727,498	2,789,597	4,330,381	4,904,125
Net Income	1,380,111	2,499,523	3,188,845	3,784,361
Earnings per share(KRW)	17,696	32,359	41,279	49,127

34

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1)	Balance Sheet

Refer to the attached balance sheet for the third quarter of fiscal year of 2013.

(2)	Income Statements

Refer to the attached income statement for the third quarter of fiscal year of 2013.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

35

2. Consolidated Financial Statements

A. Summary on Fiscal Years of 2010, 2011, 2012 and the Third Quarter of Fiscal Year of 2013

	(In millions of KRW)
Account	2013 3Q (January 1, 2013 ~ September 30, 2013)	2012	2011	2010
[Current Assets]	30,976,186	31,566,116	33,556,911	27,672,377
Cash & Cash equivalents	4,050,323	4,680,526	4,598,682	3,521,045
Other Current Financial Instruments	4,637,498	3,846,433	3,656,270	4,383,302
Accounts Receivable	11,187,319	11,037,973	11,450,515	9,219,011
Inventories	9,654,206	10,584,646	12,283,644	9,559,206
Other Current Assets	1,446,840	1,416,538	1,567,800	989,813
[Non-current Assets]	52,364,158	47,699,735	44,851,927	41,746,049
Other Non-current Financial Instruments	5,350,755	4,669,868	5,125,672	6,417,038
Investment Securities	3,674,068	3,039,261	3,831,659	3,306,425
Tangible Assets	35,315,290	32,276,379	28,453,184	25,437,740
Good Will & Other Intangible Assets	5,945,376	5,662,361	5,244,928	4,619,169
Other Non-current Assets	2,078,669	2,051,866	2,196,484	1,965,677
Total Assets	83,340,344	79,265,851	78,408,838	69,418,426
[Current Liabilities]	20,151,285	19,775,001	19,605,357	18,276,777
[Non-current Liabilities]	17,585,095	17,061,432	18,073,561	12,604,482
Total Liabilities	37,736,380	36,836,433	37,678,918	30,881,259
[Controlling Interest]	41,841,790	39,454,142	38,356,350	36,575,685
Capital Stock	482,403	482,403	482,403	482,403
Capital Surplus	1,032,107	1,104,814	1,150,452	1,101,561
Hybrid bond	996,919
Retained Earnings	40,804,572	40,346,481	38,709,475	35,887,696
Other Controlling Interest	(1,474,211)	(2,479,556)	(1,985,980)	(895,975)
[Minority Interest]	3,762,174	2,975,276	2,373,570	1,961,482
Total Shareholders’ Equity	45,603,964	42,429,418	40,729,920	38,537,167
Total Sales	45,335,214	63,604,151	68,938,725	47,887,255
Operating Income	2,252,324	3,653,108	5,467,694	5,552,513
Consolidated Net Profit	1,096,789	2,385,607	3,714,286	4,185,651
[Controlling Interest]	1,095,682	2,462,081	3,648,136	4,105,623
[Minority Interest]	1,107	(76,474)	66,150	80,029
Consolidated Total Comprehensive Income	1,277,897	1,747,685	2,442,377	4,765,441
[Controlling Interest]	1,286,923	1,911,506	2,530,437	4,639,672
[Minority Interest]	(9,026)	(163,821)	(88,060)	125,769
Earning Per Share	14,022	31,874	47,224	53,297
Number of Consolidated Companies	216	218	220	173

36

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1)	Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the third quarter of fiscal year of 2013.

(2)	Consolidated Income Statements

Refer to the attached consolidated financial report for the third quarter of fiscal year of 2013.

37

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and six directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

38

Composition of the Special Committees under the Board of Directors and their Functions (as of November 14, 2013)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Chang-Hee (Chairman) James B. Bemowski Shin, Chae-Chol Kim, Yeung Gyu

•     Reviews the qualifications of potential candidates for Directors

•     Proposes nominees for the Outside Directors

•     Advances the nomination process for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Han, Joon-Ho (Chairman) Lee, Young-Sun Shin, Chae-Chol Lee, Myung-Woo	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Han, Joon-Ho (Chairman) James B. Bemowski Lee, Myung-Woo Park, Ki-Hong Kim, Joon-Sik

•     Advances deliberation of new investments in other companies

•     Revises the internal regulations regarding the operation of the Board of Directors

•     Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Lee, Chang-Hee (Chairman) Lee, Young-Sun Shin, Chae-Chol

•     Audits the accounting system and business operations

•     Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Lee, Chang Hee (Chairman) Lee, Young-Sun Shin, Chae-Chol

•     Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•     Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Chung, Joon-Yang (Chairman) Park, Ki-Hong Kim, Joon-Sik Chang, In-Hwan Kim, Yeung Gyu

•     Oversees decisions with respect to our operational and management matters

•     Reviews management’s proposal for new strategic initiatives

•     Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•     Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

39

(3)	List of Outside Directors (as of September 30, 2013)

Name	Experience	Relation with Majority Shareholder	Remarks
Lee, Young-Sun	• President of Hallym University • Professor of Yonsei University	None	Chairman Board of Directors

Han, Joon-Ho	• (Present) CEO and Vice Chairman, Samchully Co., Ltd. • Chairman and CEO, Korea Electric Power Corporation	None

Lee, Chang Hee	• (Present) Professor of College of Law, Seoul National University • International Director, Tax Law Association	None

James B. Bemowski

•     (Present) Vice Chairman & CEO, Business Operations, Doosan Corporation

•     Senior Executive Vice President and Chairman of SBB Mutual Southern Bank Berhad, Malaysia

•     Senior Partner, McKinsey & Company

None

Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None

Lee, Myoung-Woo	• (Present) Professor, HanYang University • Vice Chairman, Iriver • CEO, SONY Korea	None

(4)	List of Key Activities of the Board of Directors (January 1, 2013 ~ August 14, 2013)

Session	Date	Agenda	Approval
2013-1	February 7	1. Approval of the financial statements for the 45th fiscal year and the convocation schedule for the 45th general meeting of shareholders 2. Plan for Disposal of Treasury Stocks as Employee Award	All 2 Cases Approved

2013-2	February 28

1. Decide to file for judicial review of administrative actions of a cease and desist order and fine imposed by Fair Trade Commission

2. Recommendation of candidates for the Inside Director position

(Excluding the candidate for the Chief Executive Officer)

3. Agenda for the 45th general meeting of shareholders

All 3 Cases Approved

2013-3	March 22	1. Appointment of the Chairman of the Board of Directors 2. Appointment of the special committee members 3. Approval of designation of Representative Directors and Inside Directors	All 3 Cases Approved

2013-4	May 10

1. Plan for acquisition of SUNGJIN GEOTEC Co., Ltd. and POSCO Plant Engineering Co., Ltd.

2. Change of business structure of a Synthetic Natural Gas project

3. Contribution plan for the financial stability of in small and medium sized businesses

4. Plan for the transaction with Daewoo International in 2012

5. Plan for the transaction with POSCO Process & Service Co., Ltd

6. Financing plan for the second quarter of 2013

7. Renewal of Treasury Stock Specific Money Trust Contract

8. Change of ADR (American Depositary Receipt) Depositary

9. Contribution to POSCO Educational Foundation

All 9 Cases Approved

40

2013-5	August 8

1. Plan for investment increase for the joint business in PT Krakatau POSCO and provision of the payment guarantee

2. Financing plan for the second half of fiscal year of 2013

3. Distribution of the interim dividend for the first half of fiscal year of 2013

4. Contribution to the Large & Small Business Cooperation Foundation

5. Establishment of ‘POSCO 1% Foundation’

6. Plan for paid-in capital increase through third-party allocation in POSCO Specialty Steel

7. Plan for the transaction with POSCO-ASIA in 2013

8. Plan for the transaction with POSCO E&C in 2013

All 8 Cases Approved

2013-6	November 8

1. Equity Investment and Payment Guarantee for the Continuous Galvanizing Line in Thailand

2. Mutual Stock Investment for Strategic Alliance with YODOGAWA in Japan

3. Revision of lime calcinations plant lease agreement with POSCO CHEMTECH .

All 3 Cases Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2013 ~ November 14, 2013)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2013-1	February 7	7 (7)	—
2013-2	February 28	7 (7)	—
2013-3	March 22	6 (6)	—
2013-4	May 10	6 (6)	—
2013-5	August 8	5 (6)	—
2013-6	November 8	6(6)	—

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2013 ~ March 22, 2013)

Date	Agenda	Approval
February 7, February 13	Assessment of qualifications and recommendation of the Outside Directors	Approved

February 28	1. Assessment of qualifications and recommendation of the Outside Directors 2. Assessment of the Inside Directors	Approved —

March 22	1. Appointment of the special committee members 2. Approval of the designation of positions for the Representative Directors and Inside Directors	— —

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2013 ~ March 22, 2013)

Date	Agenda	Approval
February 7	Evaluation of the management result for the fiscal year of 2012	Approved

41

(c)	Major Activities of Finance and Operation Committee (January 1, 2013 ~ March 22, 2013)

Date	Agenda	Approval
February 7	Share Kun-pledge related to Heat recovery business from wastewater in Tancheon	Approved

Major Activities after March 22, 2013

Date	Agenda	Approval
May 10

1. Change of business structure of a Synthetic Natural Gas project

2. Contribution plan for the financial stability of small and medium sized businesses

3. Participation in the productivity innovation partnership with small businesses

4. Financing plan for the second quarter of 2013

5. Payment Guarantee for POSCO-Vietnam Co., Ltd.

— — Approved — Approved

June 20	1. Investment plan for securing FeSiAl in Central Asia	Approved

August 6	1. Financing plan for the second half of fiscal year of 2013 2. Contribution to the Large & Small Business Cooperation Foundation 3. Establishment of ‘POSCO 1% Foundation’	—

November 8	1. Acquisition of additional equity and security of shares of Roy Hill Holdings	Approved

(d)	Major Activities of Related Party Transaction Committee (January 1, 2013 ~ March 22, 2013)

Date	Agenda	Approval
February 6	Review of the operation of the Fair Trading Program	—

Major Activities after March 22, 2013

Date	Agenda	Approval
May 9	Contribution to POSCO Educational Foundation	—

August 7	1. Sale of a sub-materials storage tank in Pohang Chemical plant to POSCO Chemtech 2. Review of the operation of the Fair Trading Program	Approved

November 7	Lease Agreement with POSCO CHEMTECH	—

(e)	Major Activities of Executive Management Committee (January 1, 2013 ~ November 14, 2013)

Session	Date	Agenda	Approval
2013-1	March 5	Disposal of Treasury Stocks as Employee Award	Approved

2013-2	April 2	Disposal of Treasury Stocks as Employee Award	Approved

2013-3	May 2	Establishment plan of Stainless Steel Processing Center in Europe	Approved

2013-4	June 4

Disposal of assets by the second renovation of the first furnace in Gwangyang

Closing of the shareholder book for recording of the distribution of the interim dividend for the first half of fiscal year of 2013

Approved Approved

2013-5	July 2	Investment of R&D facilities for the construction of the high manganese steel production system Disposal of Treasury Stocks as Employee Award	Approved Approved

42

2013-6	July 16	Plan for investment increase for the joint business in PT Krakatau POSCO and provision of the payment guarantee	—

2013-7	August 1	Construction of COG Holder for the replacement of #1 COG in Pohang Steel Works	Approved

2013-8	August 8	Investment for the third renovation of the second furnace in Pohang Steel Works and related facilities	Approved

2013-9	September 3	Equity Investment and Payment Guarantee for the Continuous Galvanizing Line in Thailand The 306th Issuance of Public Offering Bond	Approved

2013-10	October 1	The 307th Issuance of Public Offering Bond Disposal of Treasury Stocks as Employee Award Budgetary Increment for POSPIA 3.0 Program	Approved

2013-11	November 5	R&D Facility Investment for O2 Injection & Utilization in Coke Oven	Approved

43

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (Chairman), Lee, Young-Sun and Shin, Chae-Chol.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Lee, Chang-Hee Lee, Young-Sun Shin, Chae-Chol	Satisfies the requirements stipulated in the articles of incorporation	Chairman — —

44

(2)	Major Activities of the Audit Committee (Auditors)(January 1, 2013 ~ September 30, 2013)

Session	Date	Agenda	Approval
2013-1	February 6

•     Deliberation Agenda

•     Approval of audit and non-audit services for the review of revenue in 2012

•     Report Agenda

•     Reporting of the operations of the internal accounting control system for the fiscal year of 2012

Approved

2013-2	February 27

•     Deliberation Agenda

•     Assessment of the operations of the internal accounting control system for the fiscal year of 2012

•     Internal audit result for the fiscal year of 2012 (Consolidated)

•     Report Agenda

•     External audit result for the fiscal year of 2012 (Consolidated)

Approved

2013-3	March 21	• Deliberation Agenda • Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved

2013-4	May 9

•     Report Agenda

•     Internal audit result for the first quarter of 2013(Consolidated)

•     External audit result for the first quarter of 2013(Consolidated) and

•     Audit result of Form 20-F for the fiscal year 2012

•     Audit plans for the fiscal year of 2013

•     Assessment of observance of ethics

2013-5	August 7

•     Deliberation Agenda

•     Approval of audit and non-audit services for POSCO-IPPC

•     Approval of audit and non-audit services for issuance of CP in Zhangjiagang

•     Approval of audit and non-audit services for disposal of POSCO China Dalian Plate Processing Center

•     Report Agenda

•     Internal audit result for the second quarter of 2013(Consolidated)

•     External audit result for the second quarter of 2013(Consolidated)

•     Reporting result of audit for the first half of the fiscal year 2013

Approved

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

45

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	4,037	628	7,000	—
Outside Director	3	254	52		—
Members of the Audit Committee	3	179	59		—
Total	11	4,470	316		—

Payment Period: January 1, 2013 ~ September 30, 2013
Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

(2)	List of Stock Options Presented to the Executives

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

46

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2013, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2013 and 2012, and the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2013 and 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the condensed consolidated interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034, “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean review standards and their application in practice.

The consolidated statement of financial position of the Company as of December 31, 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 12, 2013, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2012, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

Seoul, Korea

November 13, 2013

This report is effective as of November 13, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2013 and December 31, 2012

(Unaudited)

(in millions of Won)	Notes	September 30, 2013		December 31, 2012
Assets
Cash and cash equivalents	20	￦	4,050,323	4,680,526
Trade accounts and notes receivable, net	4,20,32		11,187,319	11,037,973
Other receivables, net	5,20,32		1,829,664	1,997,152
Other short-term financial assets	6,20		2,807,834	1,849,281
Inventories	7		9,654,206	10,584,646
Current income tax assets			35,315	17,168
Assets held for sale	8		12,722	1,190
Other current assets	13		1,398,803	1,398,180

Total current assets			30,976,186	31,566,116

Long-term trade accounts and notes receivable, net	4,20		100,954	142,204
Other receivables, net	5,20		863,766	808,904
Other long-term financial assets	6,20		4,486,988	3,860,965
Investments in associates and joint ventures	9		3,674,068	3,039,261
Investment property, net	10		519,183	521,191
Property, plant and equipment, net	11		35,315,290	32,276,379
Intangible assets, net	12		5,945,376	5,662,361
Deferred tax assets			1,064,362	994,684
Other long-term assets	13		394,171	393,786

Total non-current assets			52,364,158	47,699,735

Total assets		￦	83,340,344	79,265,851

See accompanying notes to the condensed consolidated interim financial statements

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2013 and December 31, 2012

(Unaudited)

(in millions of Won)	Notes	September 30, 2013		December 31, 2012
Liabilities
Trade accounts and notes payable	20,32	￦	3,949,137	4,389,195
Short-term borrowings and current installments of long-term borrowings	14,20		10,867,828	10,509,348
Other payables	15,20,32		1,843,940	1,834,904
Other short-term financial liabilities	16,20		82,040	92,741
Current income tax liabilities			342,701	559,328
Provisions	17		151,981	77,831
Other current liabilities	19		2,913,657	2,311,654

Total current liabilities			20,151,284	19,775,001

Long-term trade accounts and notes payable	20		12,125	2,593
Long-term borrowings, excluding current installments	14,20		14,717,204	14,412,085
Other payables	15,20		235,254	243,922
Other long-term financial liabilities	16,20		211,467	117,713
Net defined benefit liabilities	18		413,379	345,688
Deferred tax liabilities			1,606,483	1,461,519
Long-term provisions	17		91,108	100,098
Other long-term liabilities	19		298,076	377,814

Total non-current liabilities			17,585,096	17,061,432

Total liabilities			37,736,380	36,836,433

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,032,107	1,104,814
Hybrid bonds	22		996,919	—
Reserves	23		114,574	(88,150)
Treasury shares	24		(1,588,785)	(2,391,406)
Retained earnings			40,804,572	40,346,481

Equity attributable to owners of the controlling company			41,841,790	39,454,142
Non-controlling interests			3,762,174	2,975,276

Total equity			45,603,964	42,429,418

Total liabilities and equity		￦	83,340,344	79,265,851

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and the nine-month periods ended

September 30, 2013 and 2012

(Unaudited)

		For the three-month period			For the nine-month period
		ended September 30			ended September 30
(in millions of Won, except per share information)	Notes	2013		2012	2013	2012
Revenue	32,35	￦	15,150,222	15,739,060	45,335,214	48,535,944
Cost of sales	28,32		(13,602,798)	(13,815,274)	(40,256,488)	(42,727,583)

Gross profit			1,547,424	1,923,786	5,078,726	5,808,361
Selling and administrative expenses	25,28
Administrative expenses			(525,406)	(514,581)	(1,634,172)	(1,496,424)
Selling expenses			(389,206)	(405,466)	(1,192,230)	(1,255,915)

Operating profit	3,26		632,812	1,003,739	2,252,324	3,056,022
Share of profit (loss) of equity-accounted investees	9		(50,273)	(6,885)	(73,264)	5,233
Finance income and costs	20,29
Finance income			370,257	703,174	1,736,523	1,815,470
Finance costs			(181,263)	(667,334)	(2,293,393)	(2,033,464)
Other non-operating income and expenses	26,27,32
Other non-operating income			116,371	105,932	189,268	342,659
Other non-operating expenses	28		(102,824)	(48,006)	(319,991)	(484,371)

Profit before income tax			785,080	1,090,620	1,491,467	2,701,549
Income tax expense	30		(221,052)	(367,364)	(394,678)	(876,898)

Profit for the period			564,028	723,256	1,096,789	1,824,651
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans	18		22,270	(40,442)	(12,752)	(52,231)
Items that may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-method investees			(129,968)	(42,763)	(70,810)	(65,896)
Net changes in the unrealized fair value of available-for-sale investments	20		281,086	23,455	438,998	(74,127)
Foreign currency translation differences			(426,195)	(60,729)	(174,328)	(79,410)

Other comprehensive income (loss), net of tax			(252,807)	(120,479)	181,108	(271,664)

Total comprehensive income for the period		￦	311,221	602,777	1,277,897	1,552,987

Profit (loss) attributable to:
Owners of the controlling company		￦	567,109	730,838	1,095,682	1,869,670
Non-controlling interests			(3,081)	(7,582)	1,107	(45,019)

Profit for the period		￦	564,028	723,256	1,096,789	1,824,651

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	386,648	639,275	1,286,923	1,646,032
Non-controlling interests			(75,427)	(36,498)	(9,026)	(93,045)

Total comprehensive income for the period		￦	311,221	602,777	1,277,897	1,552,987

Basic and diluted earnings per share	31	￦	7,190	9,461	14,022	24,205

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2013 and 2012

(Unaudited)

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	total	interests	Total
Balance as of January 1, 2012	￦	482,403	1,150,452	—	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920
Comprehensive income:
Profit for the period		—	—	—	—	—	1,869,670	1,869,670	(45,019)	1,824,651
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	—	(57,071)	—	—	(57,071)	(8,825)	(65,896)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(81,653)	—	—	(81,653)	7,526	(74,127)
Foreign currency translation differences, net of tax		—	—	—	(38,168)	—	—	(38,168)	(41,242)	(79,410)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(46,746)	(46,746)	(5,485)	(52,231)

Total comprehensive income		—	—	—	(176,892)	—	1,822,924	1,646,032	(93,045)	1,552,987

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(579,333)	(579,333)	(19,708)	(599,041)
Interim dividends		—	—	—	—	—	(154,489)	(154,489)	—	(154,489)
Changes in subsidiaries		—	—	—	—	—	—	—	6,197	6,197
Changes in ownership interests in subsidiaries		—	(34,409)	—	—	—	—	(34,409)	718,752	684,343
Others		—	(3,156)	—	11,127	—	(26,289)	(18,318)	7,577	(10,741)

Total transactions with owners of the controlling company		—	(37,565)	—	11,127	—	(760,111)	(786,549)	712,818	(73,731)

Balance as of September 30, 2012	￦	482,403	1,112,887	—	239,661	(2,391,406)	39,772,288	39,215,833	2,993,343	42,209,176

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2013 and 2012

(Unaudited)

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	bonds	Reserves	shares	earnings	total	interests	Total
Balance as of January 1, 2013	￦	482,403	1,104,814	—	(88,150)	(2,391,406)	40,346,481	39,454,142	2,975,276	42,429,418
Comprehensive income:
Profit for the period		—	—	—	—	—	1,095,682	1,095,682	1,107	1,096,789
Net changes in accumulated comprehensive incomeof investments in associates, net of tax		—	—	—	(78,096)	—	—	(78,096)	7,286	(70,810)
Net changes in the unrealized fair value ofavailable-for-sale investments, net of tax		—	—	—	436,124	—	—	436,124	2,874	438,998
Foreign currency translation differences, net of tax		—	—	—	(154,745)	—	—	(154,745)	(19,583)	(174,328)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(12,042)	(12,042)	(710)	(12,752)

Total comprehensive income		—	—	—	203,283	—	1,083,640	1,286,923	(9,026)	1,277,897

Transactions with owners of the controlling company,recognized directly in equity:
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)	(30,544)	(494,011)
Interim dividends		—	—	—	—	—	(154,490)	(154,490)	—	(154,490)
Changes in subsidiaries		—	—	—	—	—	—	—	34,954	34,954
Changes in ownership interests in subsidiaries		—	(74,736)	—	—	—	—	(74,736)	301,932	227,196
Issuance of hybrid bonds		—	—	996,919	—	—	—	996,919	498,468	1,495,387
Interest of hybrid bonds		—	—	—	—	—	(9,964)	(9,964)	(1,607)	(11,571)
Disposal of treasury shares		—	1,569	—	—	802,621	—	804,190	—	804,190
Others		—	460	—	(559)	—	2,372	2,273	(7,279)	(5,006)

Total transactions with owners of the controlling company		—	(72,707)	996,919	(559)	802,621	(625,549)	1,100,725	795,924	1,896,649

Balance as of September 30, 2013	￦	482,403	1,032,107	996,919	114,574	(1,588,785)	40,804,572	41,841,790	3,762,174	45,603,964

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2013 and 2012

(Unaudited)

(in millions of Won)	Note	September 30, 2013		September 30, 2012
Cash flows from operating activities
Profit for the period		￦	1,096,789	1,824,651
Adjustments for:
Depreciation			1,878,523	1,752,388
Amortization			128,113	116,678
Finance income			(735,964)	(1,218,980)
Finance costs			1,305,786	1,381,969
Income tax expense			394,678	876,898
Gain on disposal of property, plant and equipment			(12,800)	(29,184)
Loss on disposal of property, plant and equipment			83,854	45,545
Share of loss (profit) of equity-accounted investees			73,264	(5,233)
Cost for defined benefit plans			184,981	171,213
Warranty expense			100,365	10,781
(Reversal of) bad debt expenses			156,023	(4,227)
Loss on valuation of Inventories			68,538	73,064
Impairment loss of assets held for sale			2,163	258,381
Gain on disposals of assets held for sale			(87,158)	(193,333)

Others, net			(30,344)	(21,665)

			3,510,022	3,214,295
Changes in operating assets and liabilities	34		(51,536)	161,662
Interest received			182,890	216,490
Interest paid			(505,997)	(659,749)
Dividends received			195,155	156,224
Income taxes paid			(695,515)	(611,394)

Net cash provided by operating activities			3,731,808	4,302,179

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2013 and 2012

(Unaudited)

(in millions of Won)	Note	September 30, 2013		September 30, 2012
Cash flows from investing activities
Acquisitions of short-term financial instruments			(3,563,497)	(2,598,374)
Proceeds from disposal of short-term financial instruments			3,274,914	2,819,427
Increase in loans			(348,485)	(181,289)
Collection of loans			304,755	114,511
Acquisitions of available-for-sale investments			(214,896)	(281,556)
Proceeds from disposal of available-for-sale investments			76,958	683,690
Acquisitions of investments of equity-accounted investees			(883,712)	(489,815)
Proceeds from disposal of investments of equity-accounted investees			5,536	37
Acquisitions of property, plant and equipment			(4,949,729)	(4,359,590)
Proceeds from disposal of property, plant and equipment			32,661	77,360
Acquisitions of intangible assets			(434,179)	(238,200)
Proceeds from disposal of intangible assets			8,558	8,889
Proceeds from disposal of assets held for sale			—	1,268,546
Acquistions of other investment assets			(1,064)	(149)
Proceeds from disposal of other investment assets			32,382	1,002
Cash received from acquisition of business, net of cash acquired			5,729	5,497
Cash received from disposal of business			6,412	9,718
Other, net			3,037	(685)

Net cash used in investing activities		￦	(6,644,620)	(3,160,981)

Cash flows from financing activities
Proceeds from borrowings		￦	3,449,420	1,885,625
Repayment of borrowings			(2,380,712)	(1,456,471)
Proceeds from (repayment of) short-term borrowings, net			185,021	(519,911)
Payment of cash dividends			(649,694)	(752,278)
Proceeds from issuance of hybrid bonds			1,495,387	—
Payment of interest of hybrid bonds			(11,114)	—
Other, net			261,717	298,362

Net cash povided by (used in) financing activities			2,350,025	(544,673)

Effect of exchange rate fluctuation on cash held			(67,416)	(71,586)
Net increase (decrese) in cash and cash equivalents			(630,203)	524,939
Cash and cash equivalents at beginning of the period			4,680,526	4,598,682

Cash and cash equivalents at end of the period		￦	4,050,323	5,123,621

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2013

(Unaudited)

1. General Information

General information about POSCO, its 43 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 172 foreign subsidiaries including POSCO America Corporation and its 96 associates (collectively “the Company”) are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through eight of its overseas liaison offices.

As of September 30, 2013, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

(b)	Consolidated subsidiaries acquired or reclassified during the nine-month period ended September 30, 2013

1)	Consolidated subsidiaries acquired or reclassified during the nine-month period ended September 30, 2013 are as follows:

Company	Date of Acquisition	Ownership (%)	Reason
POSCO Engineering (Thailand) Co., Ltd. (*1)	January, 2013	48.90	reclassification from associate
POSMATE Co., Ltd.	January, 2013	66.23	reclassification from associate
POSCO-Mory-Maruyasu PIPE (*1)	Feburary, 2013	50.00	new establishment
PT. KRAKATAU BLUE WATER	Feburary, 2013	67.00	new establishment
PT. KRAKATAU POS-CHEM DONG-SUH CHEMICAL (*1)	March, 2013	45.00	new establishment
MAX STEEL Co., Ltd.	March, 2013	100.00	new acquisitions
Myanmar Daewoo International Corporation	March, 2013	100.00	new establishment
POSCO YongXin Rare Earth Metal Co., Ltd.	March, 2013	51.67	reclassification from associate
POSCO-Italy Processing Center	July, 2013	90.00	new establishment
NEW POWER TECH CO., LTD	August, 2013	100.00	Split off from
			POSCO Engineering Co., Ltd.
DAEWOO E&P CANADA CORPORATION	August, 2013	100.00	new establishment
IT ENGINEERING Co., Ltd. (*2)	August, 2013	17.00	new acquisitions
Yingkou Puxiang Trade Co., Ltd.	September, 2013	100.00	new establishment

(*1)	These subsidiaries are included in the consolidated interim financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.
(*2)	These subsidiaries are included in the consolidated interim financial statements as the controlling company has control over them when potential voting rights are considered.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

2)	Cash outflows (inflows) from business acquisitions

(in millions of Won)	Amounts
Consideration transferred	￦	4,359
Less: cash and cash equivalent acquired		(10,088)

Total	￦	(5,729)

(c)	Subsidiaries that were excluded from consolidation during the nine-month period ended September 30, 2013 are as follows:

Company	Date of disposal	Reason
Postech 2006 Energy Fund	January, 2013	Reclassification from subsidiary to associate
Postech Early Stage Fund	January, 2013	Reclassification from subsidiary to associate
Pohang SPFC Co., Ltd.	January, 2013	Statutory merger by SPFC Co., Ltd.
(formerly, Gwangyang SPFC Co., Ltd.)
Gunsan SPFC Co., Ltd.	January, 2013	Statutory merger by SPFC Co., Ltd.
(formerly, Gwangyang SPFC Co., Ltd.)
POSCALCIUM Company, Ltd.	January, 2013	Statutory merger by POSCO Chemtec Company Ltd.
Reco Metal Co., Ltd.	January, 2013	Statutory merger by POSCO M-TECH Co., Ltd.
9 Digit Co., Ltd.	January, 2013	Statutory merger by POSCO M-TECH Co., Ltd.
SeungGwang Co., Ltd.	January, 2013	Statutory merger by POSMATE Co., Ltd.
POSWITH Co., Ltd.	January, 2013	Statutory merger by POSCO Humans Co., Ltd.
(formerly, POS ECO HOUSING Co., Ltd.)
MCM Korea	March, 2013	Exclusion by corporate liquidation
DAEWOO CANADA LTD.	March, 2013	Exclusion by corporate liquidation
DAEWOO HANDELS GmbH	March, 2013	Exclusion by corporate liquidation
Dalian POSCO Steel Co., Ltd	March, 2013	Disposal
MAX STEEL Co., Ltd.	April, 2013	Statutory merger by POSCO-Vietnam Processing Center Co., Ltd.
POSCO Plantec Co., Ltd.	July, 2013	Statutory merger by Sungjin Geotec Co., Ltd. (currently, POSCO Plantec Co., Ltd. by changing its name)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2012. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

Use of estimates and judgements

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2012.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Company’s consolidated financial statements as of and for the year ending December 31, 2013.

(a) Changes in accounting policies

The Company has applied the following new standard and amendments since January 1, 2013.

1)	K-IFRS No. 1110, “Consolidated Financial Statements”

2)	K-IFRS No. 1111, “Joint Arrangements”

3)	K-IFRS No. 1112, “Disclosure of Interests in Other Entities”

4)	K-IFRS No. 1113, “Fair Value Measurement”

5)	K-IFRS No. 1001, “Presentation of Financial Statements”

6)	K-IFRS No. 1019, “Employee Benefits”

The details of changes in accounting policies are as follows:

1)	Subsidiaries

The Company adopted K-IFRS No. 1110, “Consolidated Financial Statements” since January 1, 2013. As a result, the Company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. K-IFRS No. 1110 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Company controls the investee on the basis of de facto circumstances.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

As a result of the adoption of K-IFRS No. 1110, “Consolidated Financial Statements”, the Company changed its control relationship with the following investees:

Company
Newly included subsidiaries	POSCO Engineering (Thailand) Co., Ltd.
Excluded subsidiaries	Postech 2006 Energy Fund, Postech Early Stage Fund

2)	Joint arrangements

The Company adopted K-IFRS No.1111, “Joint Arrangements” since January 1, 2013. The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRS applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

Under K-IFRS No. 1111, the Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

Also, for a joint operation, the standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement.

The Company has re-evaluated its involvement in its only joint arrangement and has reclassified the investment from jointly controlled entity to joint venture. Notwithstanding the reclassification, the investment continues to be recognized by applying the equity method. Management believes that there has been no impact of adoption of the standard on the Company’s consolidated financial statements.

3)	Disclosure of interests in other entities

The Company adopted K-IFRS No. 1112, “Disclosure of Interests in Other Entities” since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

4)	Fair value measurement

The Company adopted K-IFRS No. 1113, “Fair Value Measurement” since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements including requirements of K-IFRS No. 1107, “Financial Instruments : Disclosures” and other standards.

5)	Classification of other comprehensive income

The Company has applied the amendments to K-IFRS No. 1001, “Presentation of Financial Statements” since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments are required to be retrospectively applied.

6)	Employee benefits

The Company has applied the amendments to K-IFRS No. 1019, “Employee Benefits” since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The amendments are required to be retrospectively applied.

(b) Impact of changes in accounting policies

1)	As management believes the impact of the amendment to K-IFRS No. 1110, 1111, 1112, 1113 and 1019 on the Company’s prior year’s condensed consolidated interim financial statement is not significant, the comparative period’s condensed consolidated interim financial statements are not restated.

2)	K-IFRS No. 1001, “Presentation of Financial Statements”

The Company adopted the amendment to K-IFRS No. 1001, “Presentation of Financial Statements” from the annual period ended December 31, 2012, which prescribes the Company’s operating profit to be calculated as revenue less: (1) cost of sales, and (2) selling and administrative expenses, and presented separately in the statement of comprehensive income.

Additionally, in the notes to the condensed consolidated financial statements (note 26), the Company provides voluntary disclosure of the entity-specific measure of operating performance presented as “adjusted operating profit” which is calculated base on the Company’s own criteria. In doing so, the Company is required to disclose: (1) a reconciliation between the entity-specific measure of operating performance and operating profit or loss presented on the face of the statement of comprehensive income, and (2) the fact that the measure of operating performance disclosed in the notes is calculated based on the Company’s own criteria.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact on the three-month and nine-month periods ended September 30, 2012 is as follows:

(in millions of Won)	For the three -month periods ended September 30, 2012		For the nine -month periods ended September 30, 2012
Operating profit before adoption of the amendment	￦	1,061,665	2,914,310
Add
Loss on disposals of property, plant and equipment		14,360	45,545
Impairment loss of intangible assets		8,648	10,459
Idle tangible assets expenses		6,849	21,199
Impairment loss of assets held for sale		—	258,381
Other bad debt expenses		1,826	11,775
Loss on disposals of investment in associates		354	749
Donations		8,257	49,020
Loss on disposals of wastes		378	8,515
Penalty losses		791	8,707
Impairment loss of property, plant and equipment and others		757	38,777
Others		5,786	31,244

		48,006	484,371

Deduct
Gain on disposals of property, plant and equipment		(21,181)	(29,184)
Gain on disposals of investment in associates		—	(7,359)
Gain on disposals of assets held for sale		(45,874)	(193,333)
Grant income		(248)	(1,313)
Outsourcing income		(3,379)	(17,396)
Gain on disposals of wastes		(1,014)	(6,694)
Gain from claim compensation		(5,422)	(21,575)
Penalty income from early termination of contracts		(5,991)	(20,422)
Others		(22,823)	(45,383)

		(105,932)	(342,659)

Operating profit after adoption of the amendment	￦	1,003,739	3,056,022

(c) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2013, and the Company has not early adopted them. Management believes the impact of the amendments on the Company’s condensed consolidated interim financial statements is not significant.

1)	Amendments to K-IFRS No. 1032, “Financial Instruments : Presentation”

The amendments clarified the application guidance related to offsetting a financial asset and a financial liability. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier adoption permitted.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(d) Reclassification

The Company made reclassifications within other receivables, other financial assets, other payables, and other financial liabilities on the accompanying condensed consolidated statements of financial position as of December 31, 2012 to conform to current period presentation.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Current
Trade accounts and notes receivable	￦	9,705,422	9,865,436
Finance lease receivables		39,177	44,918
Unbilled due from customers for contract work		1,866,632	1,493,709
Less: allowance for doubtful accounts		(423,912)	(366,090)

		11,187,319	11,037,973

Non-current
Trade accounts and notes receivable		45,285	52,763
Finance lease receivables		74,897	102,887
Less: allowance for doubtful accounts		(19,228)	(13,446)

	￦	100,954	142,204

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦95,243 million and ￦80,258 million as of September 30, 2013 and December 31, 2012, respectively, and are included in bank borrowings (note 14).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

5. Other Receivables

Other receivables as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Current
Short-term loans	￦	329,571	271,067
Other accounts receivable		1,166,515	1,298,878
Accrued income		83,287	71,076
Deposits		74,763	107,208
Other checking accounts		291,662	302,738
Less : allowance for bad debt accounts		(116,134)	(53,815)

		1,829,664	1,997,152

Non-current
Long-term loans		676,769	574,255
Long-term other accounts receivable		126,338	164,289
Accrued income		1,118	1,204
Deposits		100,737	110,682
Less : allowance for bad debt accounts		(41,196)	(41,526)

	￦	863,766	808,904

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

6. Other Financial Assets

(a)	Other short-term financial assets as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Derivatives assets held for trading	￦	75,335	62,720
Short-term available-for-sale securities		64,050	133,656
Current portion of held-to-maturity securities (bonds)		2,205	31,237
Short-term financial instruments (*1,2,3,4)		2,666,244	1,621,668

	￦	2,807,834	1,849,281

(*1)	As of September 30, 2013 and December 31, 2012, short-term financial instruments amounting to ￦ 4,700 million and
￦ 3,400 million, respectively, are provided as collateral in relation to long-term borrowings from the National Forestry Cooperative Federation.
(*2)	As of September 30, 2013 and December 31, 2012, ￦ 1,422 million and ￦ 12,699 million, respectively, are restricted for the use in a government project.
(*3)	As of September 30, 2013 and December 31, 2012, short-term financial instruments amounting to ￦ 11,606 million and ￦ 7,650 million, respectively, are provided as collateral for long-term borrowings.
(*4)	As of September 30, 2013 and December 31, 2012, short-term financial instruments amounting to ￦ 221,434 million and
￦ 153,251 million, respectively, are restricted for use in financial arrangements, pledge and others.

(b)	Other long-term financial assets as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Derivatives asstes held for trading	￦	35,374	8,634
Long-term available-for-sale securities (equity instruments) (*1,2,3)		4,070,646	3,711,169
Long-term available-for-sale securities (bonds)		31,904	26,430
Long-term available-for-sale securities (others)		58,625	43,266
Held-to-maturity securities (bonds)		2,493	3,251
Long-term financial instruments		287,946	68,215

	￦	4,486,988	3,860,965

(*1)	As of September 30, 2013, 1,795,860 shares equivalent to 16,162,743 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for exchangeable bonds issued.
(*2)	During the nine-month period ended September 30, 2013, there was a significant decline in the fair value of shares of KB Financial Group Inc. and others for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment losses of ￦ 275,872 million was recognized in profit or loss during the nine-month period ended September 30, 2013.
(*3)	As of September 30, 2013 and December 31, 2012, ￦ 161,847 million and ￦ 167,100 million of long-term available-for-sale securities, respectively, have been provided as collateral for construction projects of CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

7. Inventories

Inventories as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Finished goods	￦	1,365,482	1,475,832
Merchandise		669,460	703,923
Semi-finished goods		1,708,323	1,876,196
Raw materials		2,217,800	2,425,367
Fuel and materials		781,442	893,137
Construction inventories		1,135,898	1,324,873
Materials-in-transit		1,885,788	2,007,106
Others		99,332	93,007

		9,863,525	10,799,441
Less: allowance for inventories valuation		(209,319)	(214,795)

	￦	9,654,206	10,584,646

The amounts of valuation losses of inventories recognized within cost of sales during the nine-month period ended September 30, 2013 and the year ended December 31, 2012 were ￦ 68,538 million and ￦ 76,483 million, respectively.

8. Assets Held for Sale

Details of assets held for sale as of September 30, 2013 and December 31, 2012 are as follows:

	September 30, 2013			December 31, 2012
(in millions of Won)	The controlling company	Subsidiaries	Total	Subsidiaries
Property, plant and equipment (*1)	—	1,190	1,190	1,190
Investment in associates (*2)	1,305	—	1,305	—
Long-term available-for-sale securities (*3)	—	10,227	10,227	—

	1,305	11,417	12,722	1,190

(*1)	POSCO AST Co., Ltd. determined to dispose of its land and building for employee welfare and classified as assets held for sale as of December 31, 2012. The amount measured at the lower of those carrying amount and fair value less costs to sell of certain land and building was ￦ 1,190 million, the Company recorded impairment loss for the assets held for sale of ￦ 70 million.
(*2)	The Company determined to dispose of the shares of POSVINA Co., Ltd., an associate of the Company, and classified as assets held for sale as of September 2013. The amount based on the difference between those carrying amount and fair value less costs to sell was ￦ 1,305 million. The Company recorded impairment loss for the assets held for sale of ￦ 2,163 million.
(*3)	POSCO ICT Co., Ltd. and POSCO Engineering Company determined to dispose of shares of Seoul Metro Line 9 Corporation and classified the shares as assets held for sale.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates and joint ventures as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013					December 31, 2012
Company	Number of shares	Ownership (%)	Acquisition cost	Book value		Book value
[Domestic]
EQP POSCO Global 1st Fund	178,565	27.23	178,566	￦	177,945	—
POSCO Plant Engineering Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.) (*1)	27,365,388	43.97	341,087		250,104	181,361
SNNC Co., Ltd.	18,130,000	49.00	90,650		124,922	147,539
Posco chemtech Mitsubishi Carbon Tech (*2)	11,568,000	60.00	115,680		115,700	28,060
POSCO-ESM Co., Ltd.	1,000,000	50.00	43,000		41,118	42,388
Blue ocean PEF	333	27.52	33,300		31,019	33,839
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., LTd.	2,008,000	25.10	10,040		26,015	29,414
Incheongimpo Highway Co., Ltd	4,053,179	29.94	20,266		18,294	13,680
UI trans Co., Ltd.	3,677,697	38.64	18,388		18,696	16,444
Garolim Tidal Power Plant Co., Ltd.	2,580,039	32.13	12,900		11,082	11,544
Gyunggi Green Energy Co., Ltd.(*3)	2,880,000	19.00	14,400		5,725	7,353
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund (*3)	7,012,500	12.50	7,013		6,707	—
Kones Co.,Ltd.	3,250,000	41.67	6,893		5,783	6,476
Busan-Gimhae Light Rail Transit Co., Ltd.	9,160,000	25.00	45,800		—	7,601
POSMATE Co., Ltd. (*4)	—	—	—		—	46,204
Others (28 companies)					40,776	39,096

					873,886	610,999

[Foreign]
Roy Hill Holdings Pty Ltd. (*3)	12,723,959	12.50	824,150		694,237	527,129
POSCO-NPS Niobium LLC	325,050,000	50.00	364,609		349,714	348,646
CSP(Compania Siderurgica do Pecem)	536,281,399	20.00	393,925		291,410	214,761
Eureka Moly LLC	—	20.00	240,123		221,432	213,136
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04	150,779		145,439	144,831
Nickel Mining Company SAS	3,234,698	49.00	157,585		140,425	146,699
DMSA / AMSA(*5)	—	4.00	143,002		132,934	124,326
7623704 Canada Inc.(*3)	114,452,000	10.40	124,341		121,841	—
AMCI (WA) Pty Ltd.	49	49.00	209,664		105,950	123,018
KOREA LNG Ltd.	2,400	20.00	135,205		97,394	99,976
BX STEEL POSCO Cold RolledSheet Co., Ltd.	—	25.00	61,961		95,546	92,888
KOBRASCO	2,010,719,185	50.00	32,950		91,634	113,847
AES-VCM Mong Duong Power Company Limited	—	30.00	74,161		98,774	48,636
CAML Resources Pty. Ltd.	3,239	33.34	40,388		47,394	62,227
NCR LLC	—	29.41	32,348		38,298	39,303
POSCHROME (PROPRIETARY) LIMITED	43,350	50.00	19,892		9,460	21,324
Others (38 companies)					118,300	107,515

					2,800,182	2,428,262

				￦	3,674,068	3,039,261

(*1)	It was reclassified from subsidiary to associate due to the merger with Sungjin Geotec Co., Ltd. during the nine-month period ended September 30, 2013.
(*2)	The Company is not able to exercise control over the investee even though the Company’s percentage of ownership is above 50%.
(*3)	The Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20%.
(*4)	It was reclassified from associate to subsidiary due to the merger with Seoung Gwang Co., Ltd. during the nine-month period ended September 30, 2013.
(*5)	The Company is able to exercise significant influence and accounts for the investment in jointly controlled entity using the equity method even though the Company’s percentage of ownership is below 20%.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(b)	The movements of investments in associates and joint ventures for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 were as follows:

1)	September 30, 2013

(in millions of Won)	December 31, 2012		Share of	Other Increase	September 30,
Company	Book Value		Profits (Losses)	(Decrease) (*1)	2013
[Domestic]
EQP POSCO Global 1st Fund	￦	—	(635)	178,580	177,945
POSCO Plant Engineering Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		181,361	(31,549)	100,292	250,104
SNNC Co., Ltd.		147,539	4,234	(26,851)	124,922
Posco chemtech Mitsubishi Carbon Tech		28,060	880	86,760	115,700
POSCO-ESM Co., Ltd.		42,388	(1,270)	—	41,118
Blue ocean PEF		33,839	(2,117)	(703)	31,019
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., LTd.		29,414	(3,290)	(109)	26,015
Incheongimpo Highway Co., Ltd		13,680	(295)	4,909	18,294
UI trans Co., Ltd.		16,444	1,437	815	18,696
Garolim Tidal Power Plant Co., Ltd.		11,544	(462)	—	11,082
Gyunggi Green Energy Co., Ltd.		7,353	(7,523)	5,895	5,725
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		—	(305)	7,012	6,707
Kones Co.,Ltd.		6,476	(693)	—	5,783
Busan-Gimhae Light Rail Transit Co., Ltd.		7,601	(7,601)	—	—
POSMATE Co., Ltd.		46,204	—	(46,204)	—
Others		39,096	2,387	(707)	40,776

		610,999	(46,802)	309,689	873,886

[Foreign]
Roy Hill Holdings Pty Ltd.		527,129	(41,049)	208,157	694,237
POSCO-NPS Niobium LLC		348,646	15,742	(14,674)	349,714
CSP(Compania Siderurgica do Pecem)		214,761	(23,300)	99,949	291,410
Eureka Moly LLC		213,136	—	8,296	221,432
South-East Asia Gas Pipeline Company Ltd.		144,831	—	608	145,439
Nickel Mining Company SAS		146,699	(10,951)	4,677	140,425
DMSA / AMSA		124,326	86	8,522	132,934
7623704 Canada Inc.		—	1	121,840	121,841
AMCI (WA) Pty Ltd.		123,018	(5,222)	(11,846)	105,950
KOREA LNG Ltd.		99,976	17,305	(19,887)	97,394
BX STEEL POSCO Cold RolledSheet Co., Ltd.		92,888	768	1,890	95,546
KOBRASCO		113,847	11,597	(33,810)	91,634
AES-VCM Mong Duong Power Company Limited		48,636	(1,040)	51,178	98,774
CAML Resources Pty. Ltd.		62,227	16,636	(31,469)	47,394
NCR LLC		39,303	(1,681)	676	38,298
POSCHROME (PROPRIETARY) LIMITED		21,324	2,512	(14,376)	9,460
Others		107,515	(7,866)	18,651	118,300

		2,428,262	(26,462)	398,382	2,800,182

	￦	3,039,261	(73,264)	708,071	3,674,068

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

2)	December 31, 2012

(in millions of Won)	December 31, 2011		Share of	Other Increase	December 31, 2012
Company	Book Value		Profits (Losses)	(Decrease) (*1)	Book Value
[Domestic]
POSCO Plant Engineering Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)	￦	194,942	(17,162)	3,581	181,361
SNNC Co., Ltd.		154,131	15,157	(21,749)	147,539
Posco chemtech Mitsubishi Carbon Tech		—	(860)	28,920	28,060
POSCO-ESM Co.,Ltd.		—	(560)	42,948	42,388
Blue ocean PEF		35,971	(4,542)	2,410	33,839
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., LTd.		21,026	8,534	(146)	29,414
Incheongimpo Highway Co., Ltd		3,500	(377)	10,557	13,680
UI trans Co.,Ltd		3,610	1,268	11,566	16,444
Garolim Tidal Power Plant Co.,Ltd		11,995	(451)	—	11,544
Gyunggi Green Energy Co., Ltd.		—	(1,572)	8,925	7,353
Kones Co.,Ltd.		6,764	(219)	(69)	6,476
Busan-Gimhae Light Rail Transit Co., Ltd.		34,227	(26,626)	—	7,601
POSMATE Co., Ltd.		22,409	2,158	21,637	46,204
Kyobo Life Insurance Co., Ltd.		1,377,114	37,038	(1,414,152)	—
Cheongna IBT Co., Ltd.		35,564	(729)	(34,835)	—
METAPOLIS Co., Ltd.		15,674	(15,674)	—	—
MIDAS Information Technology Co.,Ltd.		12,476	1,530	(14,006)	—
Others		56,162	(2,051)	(15,015)	39,096

		1,985,565	(5,138)	(1,369,428)	610,999

[Foreign]
Roy Hill Holdings Pty Ltd.		—	(16,537)	543,666	527,129
POSCO-NPS Niobium LLC		374,868	19,199	(45,421)	348,646
CSP(Compania Siderurgica do Pecem)		124,231	(2,520)	93,050	214,761
Eureka Moly LLC		109,772	—	103,364	213,136
South-East Asia Gas Pipeline Company Ltd.		136,175	—	8,656	144,831
Nickel Mining Company SAS		168,292	(12,795)	(8,798)	146,699
DMSA / AMSA		119,556	(1,176)	5,946	124,326
AMCI (WA) Pty Ltd.		168,212	(38,706)	(6,488)	123,018
KOREA LNG Ltd.		127,901	12,697	(40,622)	99,976
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		95,577	2,650	(5,339)	92,888
KOBRASCO		128,884	28,792	(43,829)	113,847
AES-VCM Mong Duong Power Company Limited		—	(1,246)	49,882	48,636
CAML Resources Pty. Ltd.		55,465	11,390	(4,628)	62,227
NCR LLC		24,107	(452)	15,648	39,303
POSCHROME (PROPRIETARY) LIMITED		24,674	(311)	(3,039)	21,324
Others		188,380	(18,549)	(62,316)	107,515

		1,846,094	(17,564)	599,732	2,428,262

	￦	3,831,659	(22,702)	(769,696)	3,039,261

(*1)	Other increase or decrease represents the changes in investment in associates and joint ventures due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(c)	The fair value of investments in associates for which there are published price quotations as of September 30, 2013 are as follows:

(in millions of Won)
Company	Fair value
POSCO Plantec Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)	￦	272,286

(d)	Summarized financial information of associates and joint ventures as of and for the nine-month period September 30, 2013 and as of and the years ended December 31, 2012 is as follows:

1)	September 30, 2013

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global 1st Fund	￦	654,230	1,013	653,217	—	(2,281)
POSCO Plant Engineering Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		743,541	634,622	108,919	370,509	(62,574)
SNNC Co., Ltd.		485,980	214,269	271,711	311,518	11,766
Posco chemtech Mitsubishi Carbon Tech		213,966	22,081	191,885	—	77
POSCO-ESM Co., Ltd.		58,494	7,813	50,681	4,069	(2,539)
Blue ocean PEF		359,592	246,882	112,710	321,292	(7,694)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		316,576	246,509	70,067	—	(7,901)
Incheongimpo Highway Co., Ltd.		75,609	15,900	59,709	—	(986)
UI trans Co., Ltd.		99,025	56,285	42,740	—	(730)
Garolim Tidal Power Plant Co., Ltd.		36,047	1,555	34,492	—	(1,438)
Gyunggi Green Energy Co., Ltd.		395,514	322,257	73,257	—	(1,892)
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		54,937	1,278	53,659	799	(940)
Kones Co.,Ltd.		2,919	1,470	1,449	4,840	(1,663)
Busan-Gimhae Light Rail Transit Co., Ltd.		759,214	779,608	(20,394)	29,539	(50,472)
[Foreign]
Roy Hill Holdings Pty Ltd.		1,783,484	135,007	1,648,477	—	(327,777)
POSCO-NPS Niobium LLC		699,226	—	699,226	—	31,484
CSP(Compania Siderurgica do Pecem)		1,631,320	85,358	1,545,962	—	(9,536)
South-East Asia Gas Pipeline Company Ltd.		1,582,849	1,002,025	580,824	—	—
Nickel Mining Company SAS		430,115	95,093	335,022	84,689	(28,667)
DMSA / AMSA		8,463,395	6,223,533	2,239,862	—	2,146
7623704 Canada Inc.		1,183,708	—	1,183,708	—	10
KOREA LNG Ltd.		534,096	66	534,030	88,165	86,528
BX STEEL POSCO Cold RolledSheet Co., Ltd.		911,504	556,957	354,547	1,122,066	(1,195)
KOBRASCO		202,898	19,630	183,268	37,745	22,121
CAML Resources Pty. Ltd.		197,060	60,709	136,351	184,036	49,906
POSCHROME (PROPRIETARY) LIMITED		40,719	4,955	35,764	48,703	6,327

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

2)	December 31, 2012

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
POSCO Plant Engineering Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)	￦	763,581	632,999	130,582	703,236	(29,219)
SNNC Co., Ltd.		577,273	261,781	315,492	379,230	16,959
Posco chemtech Mitsubishi Carbon Tech		47,014	247	46,767	—	(1,433)
POSCO-ESM Co., Ltd.		69,287	16,067	53,220	—	(1,422)
Blue ocean PEF		347,298	224,338	122,960	429,210	(16,504)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		333,716	250,540	83,176	229,271	36,971
Incheongimpo Highway Co., Ltd.		44,714	334	44,380	—	(1,323)
UI trans Co., Ltd.		50,932	12,822	38,110	—	(880)
Garolim Tidal Power Plant Co., Ltd.		37,476	1,546	35,930	—	(1,404)
Gyunggi Green Energy Co., Ltd.		103,340	68,990	34,350	—	(467)
Kones Co.,Ltd.		6,739	3,627	3,112	8,274	(527)
Busan-Gimhae Light Rail Transit Co., Ltd.		787,011	756,606	30,405	16,811	(106,668)
POSMATE Co., Ltd.		118,077	14,580	103,497	104,705	9,587
METAPOLIS Co., Ltd.		521,942	512,720	9,222	21,063	(35,244)
[Foreign]
Roy Hill Holdings Pty Ltd.		1,404,336	105,340	1,298,996	—	(146,321)
POSCO-NPS Niobium LLC		697,431	140	697,291	—	38,412
CSP(Compania Siderurgica do Pecem)		1,088,105	16,551	1,071,554	—	(12,622)
Nickel Mining Company SAS		445,344	91,266	354,078	120,224	(33,981)
KOBRASCO		231,524	3,831	227,693	121,619	56,282
KOREA LNG Ltd.		545,841	64	545,777	109,992	107,953
DMSA / AMSA		7,935,489	5,906,301	2,029,188	—	(29,407)
BX STEEL POSCO Cold RolledSheet Co., Ltd.		922,932	579,140	343,792	1,506,012	2,296
CAML Resources Pty. Ltd.		209,717	70,502	139,215	284,134	34,162
South-East Asia Gas Pipeline Company Ltd.		1,341,510	763,116	578,394	—	—
POSCHROME (PROPRIETARY) LIMITED		53,900	3,582	50,318	89,962	(899)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

10. Investment Property, Net

(a)	Changes in the carrying value of investment property for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 were as follows:

1)	For the nine-month period ended September 30, 2013

				Business
(in millions of Won)	Beginning		Acquisitions	combination	Disposals	Depreciation	Others (*1)	Ending
Land	￦	211,382	—	12,625	(3,794)	—	(7,343)	212,870
Buildings		304,503	—	8,432	(1,748)	(8,829)	(531)	301,827
Structures		5,306	—	—	—	(242)	(578)	4,486

Total	￦	521,191	—	21,057	(5,542)	(9,071)	(8,452)	519,183

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2)	For the year ended December 31, 2012

				Business
(in millions of Won)	Beginning		Acquisitions	combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	￦	219,477	15,832	1,442	(38,575)	(475)	13,681	211,382
Buildings		301,733	13,857	1,560	(6,730)	(15,044)	9,127	304,503
Structures		6,323	—	—	—	(322)	(695)	5,306

Total	￦	527,533	29,689	3,002	(45,305)	(15,841)	22,113	521,191

(*1)	Impairment losses of investment property amounted to ￦ 1,053 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

11. Property, Plant and Equipment, Net

(a)	The changes in carrying value of property, plant and equipment for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 were as follows:

1)	For the nine-month period ended September 30, 2013

				Business
(in millions of Won)	Beginning		Acquisitions	combination	Disposals	Depreciation	Others (*1)	Ending
Land	￦	2,646,422	12,531	23,108	(11,020)	—	94,499	2,765,540
Buildings		4,168,802	37,124	7,510	(31,278)	(227,330)	177,710	4,132,538
Structures		2,320,181	13,302	18,589	(5,921)	(140,955)	425,935	2,631,131
Machinery and equipment		16,532,204	165,009	9,688	(51,440)	(1,399,895)	1,931,445	17,187,011
Vehicles		60,154	7,397	793	(1,141)	(16,324)	4,504	55,383
Tools		69,851	13,585	241	(30)	(24,878)	2,764	61,533
Furniture and fixtures		183,380	23,835	1,116	(2,361)	(53,213)	28,409	181,166
Finance lease assets		57,224	923	—	(524)	(6,857)	52,045	102,811
Construction-in-progress		6,238,161	4,970,773	—	—	—	(3,010,757)	8,198,177

Total	￦	32,276,379	5,244,479	61,045	(103,715)	(1,869,452)	(293,446)	35,315,290

(*1)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2012

				Business
(in millions of Won)	Beginning		Acquisitions	combination	Disposals	Depreciation(*1)	Others (*2)	Ending
Land	￦	2,549,178	51,978	2,377	(26,793)	—	69,682	2,646,422
Buildings		4,019,829	210,756	12,210	(29,756)	(298,978)	254,741	4,168,802
Structures		2,260,437	25,170	—	(24,308)	(199,970)	258,852	2,320,181
Machinery and equipment		16,179,384	698,693	5,804	(209,357)	(1,774,051)	1,631,731	16,532,204
Vehicles		66,743	15,620	141	(1,244)	(20,705)	(401)	60,154
Tools		80,877	17,404	411	(1,081)	(36,026)	8,266	69,851
Furniture and fixtures		169,689	53,040	76	(3,369)	(65,074)	29,018	183,380
Finance lease assets		38,542	535	—	(236)	(9,154)	27,537	57,224
Construction-in-progress		3,088,505	6,314,731	—	—	—	(3,165,075)	6,238,161

Total	￦	28,453,184	7,387,927	21,019	(296,144)	(2,403,958)	(885,649)	32,276,379

(*1)	Includes impairment losses of property, plant and equipment amounted to ￦ 12,977 million.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

12. Goodwill and Other Intangible Assets

(a)	The changes in carrying value of goodwill and other intangible assets for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 were as follows:

1)	For the nine-month period ended September 30, 2013

			Increase		Decrease
(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,713,691	—	2,668	—	—	—	(3,530)	1,712,829
Intellectual property rights		275,146	44,050	—	(212)	(20,073)	(8,062)	(5,281)	285,568
Premium in rental (*2)		137,733	2,570	1,602	(4,034)	(185)	(2,961)	(1,879)	132,846
Development expense		60,931	9,692	2,032	—	(17,621)	—	10,066	65,100
Port facilities usage rights		83,122	—	—	—	(7,552)	—	49,935	125,505
Exploration and evaluation assets		479,728	3,182	—	—	—	—	(14,595)	468,315
Mining development assets		1,643,306	239,933	—	—	—	—	—	1,883,239
Customer relationships		750,732	—	—	—	(39,849)	—	(1,419)	709,464
Other intangible assets		517,972	170,443	684	(827)	(42,833)	(9)	(82,920)	562,510

	￦	5,662,361	469,870	6,986	(5,073)	(128,113)	(11,032)	(49,623)	5,945,376

(*1)	Acquisition amounts include goodwill amounting to ￦ 2,668 million related to the acquisition of POSCO YongXin Rare Earth Metal Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.

2)	For the year ended December 31, 2012

			Increase		Decrease
(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,656,817	—	77,298	—	—	(7,230)	(13,194)	1,713,691
Intellectual property rights		274,907	26,677	1	(1,375)	(24,829)	—	(235)	275,146
Premium in rental (*2)		139,144	13,498	622	(10,038)	(544)	(12,336)	7,387	137,733
Development expense		45,583	10,266	—	(148)	(23,011)	—	28,241	60,931
Port facilities usage rights		94,746	—	—	—	(11,624)	—	—	83,122
Exploration and evaluation assets		473,192	7,349	—	—	—	(1,671)	858	479,728
Mining development assets		1,414,315	228,991	—	—	—	—	—	1,643,306
Customer relationships		807,068	—	—	—	(53,517)	—	(2,819)	750,732
Other intangible assets		339,156	201,269	26,748	(652)	(44,466)	(9)	(4,074)	517,972

	￦	5,244,928	488,050	104,669	(12,213)	(157,991)	(21,246)	16,164	5,662,361

(*1)	Acquisition amounts include goodwill amounting to ￦ 77,298 million related to the acquisition of PONUTech Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

13. Other Assets

Other current assets and other long-term assets as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Other Current assets
Advance payment	￦	1,203,431	1,205,969
Prepaid expenses		193,513	189,647
Others		1,859	2,564

	￦	1,398,803	1,398,180

Other long-term assets
Long-term advance payment	￦	3,023	2,119
Long-term prepaid expenses		209,798	178,934
Others		181,350	212,733

	￦	394,171	393,786

14. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of September 30, 2013 and December 31, 2012 are as follows:

		Interest
(in millions of Won)	Bank	rate(%)	September 30, 2013		December 31, 2012
Short-term borrowings
Bank overdrafts	BOA and others	0.1~6.0	￦	107,590	123,685
Short-term borrowings (*1)	Shinhan Bank and others	0.3~11.0		7,514,009	7,586,993

				7,621,599	7,710,678

Current portion of long-term liabilities
Current portion of long-term borrowings (*1)	Korean Development Bank and others	0.5~6.0		743,984	898,564
Less : present value discount				(120)	—
Current portion of foreign loan	NATIXIS	2.0		924	901
Current portion of debentures (*1)	Korean Development Bank and others	1.5~9.0		2,504,344	1,899,430
				(2,903)	(2,644)
Less : current portion of discount on debentures issued
Add : premium on debentures redemption				—	2,419

				3,246,229	2,798,670

			￦	10,867,828	10,509,348

(*1)	Property, plant and equipment, trade accounts, short-term financial assets, available-for-sale financial assets, investments in associates, inventories, and assets held for sale and amounting to ￦ 4,280,824 million, ￦ 14,468 million (two hundred eighty-three notes receivable), ￦ 17,819 million, ￦ 642,431 million, ￦ 55,278 million, ￦ 55,931 million, and ￦ 10,227 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of September 30, 2013 and December 31, 2012 are as follows:

		Interest
(in millions of Won)	Bank	rate(%)	September 30, 2013		December 31, 2012
Long-term borrowings (*1)	Korean Development Bank and others	0.5~11.2	￦	7,058,952	5,161,711
Less : present value discount				(40,421)	(44,293)
Foreign loan (*2)	NATIXIS	2.0		1,370	2,009
Bonds (*1,3)	Korean Development Bank and others	1.5~6.3		7,729,776	9,339,966
Less : discount on debentures issued				(46,242)	(62,943)
Add : premium on debentures redemption				13,769	15,635

			￦	14,717,204	14,412,085

(*1)	Property, plant and equipment, trade accounts, short-term financial assets, available-for-sale financial assets, investments in associates, inventories, and assets held for sale and amounting to ￦ 4,280,824 million, ￦ 14,468 million (two hundred eighty-three notes receivable), ￦ 17,819 million, ￦ 642,431 million, ￦ 55,278 million, ￦ 55,931 million, and ￦ 10,227 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.
(*2)	As of September 30, 2013 and December 31, 2012, Korea Development Bank has provided guarantees to the Company for borrowings from foreign financial institutions.
(*3)	POSCO issued bonds exchangeable to SK Telecom Co., Ltd.’s ADRs through Zeus (Cayman) Ltd. August 2011. The Company accounted for these exchangeable bonds as long-term borrowings. POSCO provides guarantees for Zeus (Cayman) Ltd.

15. Other Payables

Other payables as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Current
Accounts payable	￦	618,630	737,802
Accrued expenses		944,154	868,015
Dividend payable		12,949	7,487
Finance lease liabilities		27,282	16,044
Withholding		240,925	205,556

	￦	1,843,940	1,834,904

Non-Current
Accounts payable	￦	119,784	117,462
Accrued expenses		23,224	24,951
Finance lease liabilities		30,212	32,961
Long-term withholding		62,034	68,548

	￦	235,254	243,922

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Current
Derivatives liabilities	￦	77,809	84,922
Financial guarantee liabilities		4,231	7,819

	￦	82,040	92,741

Non-Current
Derivatives liabilities	￦	184,825	100,220
Financial guarantee liabilities		26,642	17,493

	￦	211,467	117,713

17. Provisions

(a)	Provisions as of September 30, 2013 and December 31, 2012 are as follows:

	September 30, 2013			December 31, 2012
(in millions of Won)	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	37,375	—	42,904	—
Provision for construction warranties		34,690	20,519	23,489	27,227
Provision for legal contingencies and claims (*1)		—	30,650	—	30,920
Others		79,916	39,939	11,438	41,951

	￦	151,981	91,108	77,831	100,098

(*1)	As of September 30, 2013 and December 31, 2012, the amount includes a provision of ￦ 23,485 million and ￦ 23,784 million, respectively, for potential claims in connection with the spin-off of the trading division of Daewoo International Corporation in 2000 (note 33). In addition, the amount as of September 30, 2013 and December 31, 2012, includes a provision of
￦ 7,165 million and ￦ 7,136 million, respectively, for a payment guarantee related to borrowings incurred in the disposition of Daewoo Cement (Shandong) Co., Ltd. during the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 are as follows:

1)	For the nine-month period ended September 30, 2013

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	42,904	32,414	(35,163)	(2,051)	(729)	37,375
Provision for construction warranties		50,716	22,410	(11,749)	(3,090)	(3,078)	55,209
Provision for legal contingencies and claims		30,920	4,916	—	—	(5,186)	30,650
Others		53,389	76,129	(7,181)	—	(2,482)	119,855

	￦	177,929	135,869	(54,093)	(5,141)	(11,475)	243,089

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments for all employees	￦	47,682	343,062	(347,262)	(523)	(55)	42,904
Provision for construction warranties		50,623	24,694	(16,054)	(4,472)	(4,075)	50,716
Provision for legal contingencies and claims		38,847	8,540	—	(16,163)	(304)	30,920
Others		41,623	14,209	(3,450)	(1,680)	2,687	53,389

	￦	178,775	390,505	(366,766)	(22,838)	(1,747)	177,929

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

18. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three-month period			For the nine -month period
	ended September 30			ended September 30
(in millions of Won)	2013		2012	2013	2012
Expense related to post-employment benefit plans under defined contribution plans	￦	6,318	4,299	18,312	10,485

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Present value of funded obligations	￦	1,513,443	1,394,675
Fair value of plan assets		(1,103,056)	(1,064,711)
Present value of non-funded obligations		2,992	15,724

Net defined benefit liabilities	￦	413,379	345,688

2)	The changes in present value of defined benefit obligations for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Defined benefit obligation at the beginning of period	￦	1,410,399	1,173,238
Current service costs		178,073	212,450
Interest costs		34,758	51,351
Actuarial losses		14,204	83,050
Business combinations		13,811	1,684
Benefits paid		(100,269)	(116,846)
Others		(34,541)	5,472

Defined benefit obligation at the end of period	￦	1,516,435	1,410,399

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

3)	The changes in fair value of plan assets for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Fair value of plan assets at the beginning of period	￦	1,064,711	832,771
Interest on plan assets		27,850	37,669
Remeasurement of plan assets		(1,938)	2,157
Contributions of plan assets		89,705	267,420
Business combinations		10,714	906
Others		(23,308)	(489)
Benefits paid		(64,678)	(75,723)

Fair value of plan assets at the end of period	￦	1,103,056	1,064,711

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
(in millions of Won)	2013		2012	2013	2012
Current service costs	￦	58,393	58,229	178,073	161,767
Net interest costs		2,790	2,637	6,908	9,446

	￦	61,183	60,866	184,981	171,213

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

19. Other Liabilities

Other liabilities as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Other current liabilities
Due to customers for contract work	￦	891,371	529,104
Advances received		1,522,240	1,289,805
Unearned revenue		34,512	46,963
Withholdings		200,638	162,073
Deferred revenue		212	235
Others (*1)		264,684	283,474

	￦	2,913,657	2,311,654

Other long-term liabilities
Advances received	￦	229,273	312,668
Unearned revenue		613	841
Others (*1)		68,190	64,305

	￦	298,076	377,814

(*1)	Includes other current liabilities of ￦ 255,777 million and ￦ 274,490 million and other long-term liabilities of
￦ 12,100 million and ￦ 14,939 million as of September 30, 2013 and December 31, 2012, respectively, related to the Company’s interest in a joint operation owned by POSCO’s subsidiaries.

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of September 30, 2013 and December 31,2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Financial assets at fair value through profit or loss Derivatives assets held for trading	￦	110,709	71,354
Available-for-sale financial assets		4,225,225	3,914,521
Held-to-maturity investments		4,698	34,488
Loans and receivables		20,410,258	19,787,951

	￦	24,750,890	23,808,314

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

2)	Financial liabilities as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Financial liabilities at fair value through profit or loss Derivatives liabilities held for trading	￦	262,634	185,142
Financial liabilities evaluated as amortized cost
Trade accounts payable		3,961,262	4,391,787
Borrowings		25,585,032	24,921,433
Financial guarantee liabilities		30,873	25,312
Others		1,829,478	1,802,175

		31,406,645	31,140,707

	￦	31,669,279	31,325,849

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2013 and 2012 were as follows:

	September 30, 2013

	Financial income and costs
(in millions of Won)	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	478	—	—	—	236,237	102,251	338,966	—
Available-for-sale financial assets		4,009	37,321	—	—	45,478	(275,872)	(189,064)	438,998
Held-to-maturity investments		463	—	—	—	—	64	527	—
Loans and receivables		183,294	—	117,890	(86,122)	(14,185)	(79)	200,798	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(228,955)	(195,896)	(424,851)	—
Financial liabilities at amortized cost		(461,719)	—	(90,959)	75,708	—	(6,276)	(483,246)	—

	￦	(273,475)	37,321	26,931	(10,414)	38,575	(375,808)	(556,870)	438,998

‚	September 30, 2012

	Financial income and costs
(in millions of Won)	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	239,680	99,722	339,402	—
Available-for-sale financial assets		266	122,576	—	—	77,709	(204,135)	(3,584)	(74,127)
Held-to-maturity investments		1,246	—	—	—	(217)	58	1,087	—
Loans and receivables		215,921	—	(89,741)	(92,053)	(27,132)	(204)	6,791	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(210,530)	(64,122)	(274,652)	—
Financial liabilities at amortized cost		(660,487)	—	68,614	346,342	—	(41,507)	(287,038)	—

	￦	(443,054)	122,576	(21,127)	254,289	79,510	(210,188)	(217,994)	(74,127)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2013 and 2012 were as follows:

	September 30, 2013

	Financial income and costs
(in millions of Won)	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	125	—	—	—	95,582	(50,216)	45,491	—
Available-for-sale financial assets		3,162	—	—	—	5,373	(68,196)	(59,661)	281,086
Held-to-maturity investments		58	—	—	—	—	22	80	—
Loans and receivables		60,779	—	(52,294)	(266,128)	(4,610)	(20)	(262,273)	—
Financial liabilities atfair value through profit or loss		—	—	—	—	(39,149)	19,747	(19,402)	—
Financial liabilities atamortized cost		(151,267)	—	46,070	591,334	—	(1,378)	484,759	—

	￦	(87,143)	—	(6,224)	325,206	57,196	(100,041)	188,994	281,086

‚	September 30, 2012

	Financial income and costs
(in millions of Won)	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	72,852	100,616	173,468	—
Available-for-sale financial assets		176	4,559	—	—	8,835	(69,879)	(56,309)	23,455
Held-to-maturity investments		416	—	—	—	(217)	(691)	(492)	—
Loans and receivables		71,368	—	(67,980)	(87,393)	(6,424)	(67)	(90,496)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(77,310)	(81,469)	(158,779)	—
Financial liabilities at amortized cost		(239,117)	—	68,759	342,637	—	(3,831)	168,448	—

	￦	(167,157)	4,559	779	255,244	(2,264)	(55,321)	35,840	23,455

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2013 and December 31, 2012 are as follows:

	September 30, 2013			December 31, 2012
(in millions of Won)	Book Value		Fair Value	Book Value	Fair Value
Assets measured at fair value
Available-for-sale financial assets(*1)	￦	3,654,015	3,654,015	3,349,606	3,349,606
Derivatives assets held for trading(*2)		110,709	110,709	71,354	71,354

		3,764,724	3,764,724	3,420,960	3,420,960

Assets measured amortized cost(*3)
Cash and cash equivalents		4,050,323	4,050,323	4,680,526	4,680,526
Trade accounts and notes receivable		11,288,273	11,288,273	11,180,177	11,180,177
Loans and other receivables		5,071,662	5,071,662	3,927,248	3,927,248
Held-to-maturity investments		4,698	4,698	34,488	34,488

		20,414,956	20,414,956	19,822,439	19,822,439

Liabilities measured at fair value
Derivatives liabilities held for trading(*2)		262,634	262,634	185,142	185,142
Liabilities measured amortised cost(*3)
Trade accounts and notes payable		3,961,262	3,961,262	4,391,787	4,391,787
Borrowings		25,585,032	25,846,676	24,921,433	25,382,344
Financial guarantee liabilities		30,873	30,873	25,312	25,312
Others		1,829,478	1,829,478	1,802,175	1,802,175

	￦	31,406,645	31,668,289	31,140,707	31,601,618

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rate. The book value of available-for-sale financial assets accounted for at cost is not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

2)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3: inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair values of financial instruments by fair value hierarchy as of September 30, 2013 and December 31, 2012 are as follows:

a. September 30, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,914,208	—	739,807	3,654,015
Derivatives assets held for trading		—	110,709	—	110,709

		2,914,208	110,709	739,807	3,764,724

Financial Liabilities
Derivatives liabilities held for trading	￦	—	262,634	—	262,634

b. December 31, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,590,933	—	758,673	3,349,606
Derivatives assets held for trading		—	71,354	—	71,354

		2,590,933	71,354	758,673	3,420,960

Financial Liabilities
Derivatives liabilities held for trading	￦	—	185,142	—	185,142

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

21. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2013 and December 31, 2012 are as follows:

(Share, Won)	September 30, 2013		December 31, 2012
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Share capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2013, total shares of ADRs of 52,378,124 are equivalent to 13,094,531 of common stock.
(*2)	As of September 30, 2013, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stock.

(b)	Capital surplus as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Share premium	￦	463,825	463,825
Gains on disposal of treasury shares		765,436	763,867
Other capital deficit		(197,154)	(122,878)

	￦	1,032,107	1,104,814

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

22. Hybrid Bonds

(a) Hybrid bonds classified as equity as of September 30, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest(%)	September 30, 2013
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.3	￦	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.6		200,000
Issuance cost					(3,081)

				￦	996,919

(*1)	Details of hybrid bonds as of September 30, 2013 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2018-06-12 : 4.3%	Issue date ~ 2023-06-12 : 4.6%
	reset every 5 years as follows;	reset every 10 years as follows;
	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 25 years : additionally +0.75%	• After 30 years : additionally +0.75%
Interest payments condition	Quaterly (Optional deferral of interest payment is available to the Company)	Quaterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments.

(b) POSCO Energy Co., Ltd, a subsidiary of the Company, issued hybrid bonds during the period ended September 30, 2013, which are classified as non-controlling interests in the consolidated financial statements.

Details of hybrid bonds of POSCO Energy Co., Ltd as of September 30, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	September 30, 2013
Hybrid bond 1-1 (*1)	2013-08-29	2043-08-29	4.66	￦	165,000
Hybrid bond 1-2 (*1)	2013-08-29	2043-08-29	4.72		165,000
Hybrid bond 1-3 (*1)	2013-08-29	2043-08-29	4.72		30,000
Hybrid bond 1-4 (*1)	2013-08-29	2043-08-29	5.21		140,000
Issuance cost					(1,532)

				￦	498,468

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

23. Reserves

Reserves as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Accumulated comprehensive loss of investments in associates	￦	(207,255)	(129,159)
Changes in the unrealized fair value of available-for-sale investments		504,080	67,956
Currency translation differences		(160,267)	(8,591)
Others		(21,984)	(18,356)

	￦	114,574	(88,150)

24. Treasury Shares

As of September 30, 2013, the Company holds 7,448,506 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and the nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2013		2012	2013	2012
Wages and salaries	￦	186,332	180,862	562,933	522,973
Expenses related to post-employment benefits		15,116	15,688	49,630	46,220
Other employee benefits		40,501	40,466	122,406	129,028
Travel		13,335	13,063	39,037	38,743
Depreciation		54,232	78,250	161,207	162,416
Communication		3,743	3,889	10,991	11,824
Electric power		4,558	2,882	10,828	8,342
Taxes and public dues		14,340	15,181	42,780	42,474
Rental		27,811	25,656	78,487	68,074
Repairs		335	685	6,578	7,712
Insurance		2,359	1,679	5,704	5,201
Entertainment		4,672	4,612	12,638	13,367
Advertising		24,086	11,292	72,350	40,464
Research & development		41,948	44,772	144,653	136,613
Service fees		42,551	58,189	154,082	184,893
Supplies		3,556	112	11,183	6,677
Vehicles maintenance		2,792	5,705	8,809	16,839
Industry association Fee		2,128	1,560	9,843	9,300
Training		2,559	1,433	8,601	11,842
Conference		3,980	4,135	12,089	13,627
Warranty expense		3,460	3,564	12,914	10,533
(Reversal of) bad debt allowance		25,546	2,397	82,340	(16,002)
Others		5,466	(1,491)	14,089	25,264

	￦	525,406	514,581	1,634,172	1,496,424

(b)	Selling expenses

Selling expenses for the three-month and the nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three- month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2013		2012	2013	2012
Freight	￦	342,871	358,810	1,057,092	1,101,796
Operating expenses for distribution center		2,577	2,303	7,249	6,974
Sales commissions		18,630	20,599	53,808	55,116
Advertising		210	1,978	1,938	3,113
Sales promotion		6,269	4,054	17,988	11,152
Samples		868	1,695	3,398	5,673
Sales insurance premium		6,589	7,907	19,598	24,238
Contract cost		8,257	5,984	22,781	41,747
Others		2,935	2,136	8,378	6,106

	￦	389,206	405,466	1,192,230	1,255,915

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

26. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded from operating profit but reflect the results of the Company’s operations for the three-month and the nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2013		2012	2013	2012
Operating profit on the statement of comprehensive income	￦	632,812	1,003,739	2,252,324	3,056,022
Add
Gain on disposals of property, plant and equipment		1,057	21,181	12,800	29,184
Gain on disposals of investment in associates		—	—	2,015	7,359
Gain on disposals of assets held for sale		87,158	45,874	87,158	193,333
Grant income		1,484	248	1,975	1,313
Outsourcing income		13,529	3,379	28,812	17,396
Gain on disposals of wastes		1,489	1,014	8,064	6,694
Gain from claim compensation		391	5,422	9,944	21,575
Penalty income from early termination of contracts		5,721	5,991	18,339	20,422
Others		5,542	22,823	20,161	45,383

		116,371	105,932	189,268	342,659

Deduct
Loss on disposals of property, plant and equipment		(8,811)	(14,360)	(83,854)	(45,545)
Impairment loss of intangible assets		(10,687)	(8,648)	(11,154)	(10,459)
Idle tangible assets expenses		(1,019)	(6,849)	(17,436)	(21,199)
Impairment loss of assets held for sale		(2,163)	—	(2,163)	(258,381)
Other bad debt expenses		(15,752)	(1,826)	(73,683)	(11,775)
Loss on disposals of investment in associates		(2,598)	(354)	(19,142)	(749)
Donations		(15,956)	(8,257)	(38,456)	(49,020)
Loss on disposals of wastes		(3,853)	(378)	(14,242)	(8,515)
Penalty losses		(19,458)	(791)	(21,668)	(8,707)
Impairment loss of property, plant and equipment and others		(4,056)	(757)	(9,213)	(38,777)
Others		(18,471)	(5,786)	(28,980)	(31,244)

		(102,824)	(48,006)	(319,991)	(484,371)

Adjusted operating profit	￦	646,359	1,061,665	2,121,601	2,914,310

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

27. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and the nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three- month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2013		2012	2013	2012
Other non-operating income
Gain on disposals of property, plant and equipment	￦	1,057	21,181	12,800	29,184
Gain on disposals of investment in associates		—	—	2,015	7,359
Gain on disposals of assets held for sale		87,158	45,874	87,158	193,333
Grant income		1,484	248	1,975	1,313
Outsourcing income		13,529	3,379	28,812	17,396
Gain on disposals of wastes		1,489	1,014	8,064	6,694
Gain from claim compensation		391	5,422	9,944	21,575
Penalty income from early termination of contracts		5,721	5,991	18,339	20,422
Others		5,542	22,823	20,161	45,383

	￦	116,371	105,932	189,268	342,659

Other non-operating expense
Loss on disposals of property, plant and equipment	￦	8,811	14,360	83,854	45,545
Impairment loss of intangible assets		10,687	8,648	11,154	10,459
Idle tangible assets expenses		1,019	6,849	17,436	21,199
Impairment loss of assets held for sale		2,163	—	2,163	258,381
Other bad debt expenses		15,752	1,826	73,683	11,775
Loss on disposals of investment in associates		2,598	354	19,142	749
Donations		15,956	8,257	38,456	49,020
Loss on disposals of wastes		3,853	378	14,242	8,515
Penalty losses		19,458	791	21,668	8,707
Impairment loss of property, plant and equipment and others		4,056	757	9,213	38,777
Others		18,471	5,786	28,980	31,244

	￦	102,824	48,006	319,991	484,371

28. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and the nine-month periods ended September 30, 2013 and 2012 were as follows (excluding finance costs and income tax expense):

	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
(in millions of Won)	2013		2012	2013	2012
Changes in inventories	￦	3,504,583	1,734,538	9,358,218	11,190,879
Cost of merchandises sold		6,125,322	6,521,350	18,395,456	19,642,876
Employee benefits expenses		741,853	752,382	2,342,062	2,206,159
Outsourced processing cost		2,281,920	2,154,722	6,787,973	5,470,142
Depreciation expenses (*1)		645,809	608,924	1,878,523	1,752,388
Amortization expenses		38,992	47,334	128,113	116,678
Freight and custody expenses		342,871	358,810	1,057,092	1,101,796
Commission paid		18,630	20,599	53,808	55,116
Loss on disposals of property, plant, and equipment		8,811	14,360	83,854	45,545
Donations		15,956	8,257	38,456	49,020
Other expenses		895,487	2,562,052	3,279,326	4,333,694

	￦	14,620,234	14,783,328	43,402,881	45,964,293

(*1)	Includes depreciation expense of investment property.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month and the nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2013		2012	2013	2012
Finance income
Interest income	￦	64,124	71,959	188,244	217,432
Dividend income		—	4,559	37,321	122,576
Gain on foreign currency transactions		222,055	192,111	746,204	595,876
Gain on foreign currency translations		32,724	243,304	353,223	401,914
Gain on transactions of derivatives		103,035	72,848	254,016	239,490
Gain on valuations of derivatives		(59,297)	102,478	105,307	125,944
Gain on disposals of available-for-sale investments		6,528	13,885	49,010	108,191
Others		1,088	2,030	3,198	4,047

	￦	370,257	703,174	1,736,523	1,815,470

Finance costs
Interest expenses	￦	151,267	239,116	461,719	660,486
Loss on foreign currency transactions		228,279	191,332	719,273	617,003
Loss on foreign currency translations		(292,482)	(11,940)	363,637	147,625
Loss on transactions of derivatives		46,398	77,353	246,521	210,951
Loss on valuations of derivatives		(29,579)	84,323	198,546	88,954
Impairment loss of available-for-sale investments		68,196	69,879	275,872	204,135
Loss on diposals of available-for-sale investments		1,155	5,053	3,532	30,482
Loss on financial guarantee contracts		491	1,469	722	38,837
Others		7,538	10,749	23,571	34,991

	￦	181,263	667,334	2,293,393	2,033,464

30. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax income/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the nine-month periods ended September 30, 2013 and 2012 was 26.46% and 32.46%, respectively. The change in effective tax rate was caused mainly by the increase in tax credits and decrease in tax effects due to permanent differences related to non-taxable income.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

31. Earnings per Share

(a)	Basic and diluted earnings per share for the three-month and the nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
(Won, except per share information)	2013		2012	2013	2012
Profit attribute to controlling interest	￦	567,109,231,621	730,838,250,421	1,095,682,041,014	1,869,669,664,764
Interest for hybrid bond, net of tax		(7,831,781,115)	—	(9,964,389,811)	—

Net profit attribute to controlling interest		559,277,450,506	730,838,250,421	1,085,717,651,203	1,869,669,664,764

Weighted-average number of common shares outstanding (*1)		77,787,069	77,244,444	77,427,466	77,244,444

Basic and diluted earnings per share	￦	7,190	9,461	14,022	24,205

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three-month periods		For the nine-month periods
	ended September 30		ended September 30
	2013	2012	2013	2012
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,399,766)	(9,942,391)	(9,759,369)	(9,942,391)

Weighted-average number of common shares outstanding	77,787,069	77,244,444	77,427,466	77,244,444

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2013 and 2012, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the three-month and the nine-month periods ended September 30, 2013 and 2012 were as follows:

	Sales and others (*1)						Purchase and others (*2)
	For the three-month periods			For the nine-month periods			For the three-month periods			For the nine-month periods
	ended September 30			ended September 30			ended September 30			ended September 30
(in millions of Won)	2013		2012	2013		2012	2013		2012	2013		2012
Subsidiaries(*3)
POSCO E&C Co., Ltd.	￦	2,985	9,358	￦	12,563	16,647	￦	283,204	319,955	￦	2,016,255	887,037
POSCO P&S Co., Ltd.		263,304	258,321		719,493	704,889		257,771	408,987		909,805	1,113,392
POSCO Coated & Color Steel Co., Ltd.		120,506	117,727		355,126	377,803		2,918	1,136		7,694	3,367
POSCO Plantec Co., Ltd. (*4)		—	1,535		2,392	2,347		—	84,713		79,660	211,055
POSCO ICT Co., Ltd.		376	611		1,046	1,166		101,714	113,555		312,835	303,809
POSMATE Co., Ltd.		351	—		803	—		12,413	—		36,635	—
eNtoB Corp		4	5		4	6		71,006	57,661		190,296	174,165
POSCO Chemtech Company Ltd.		141,385	128,337		396,070	381,746		203,882	200,011		587,220	592,258
POSCO M-TECH Co., Ltd.		2,322	9,183		11,132	22,333		92,106	86,687		268,806	238,589
POSCO Energy Co., Ltd.		25,987	21,880		68,163	63,489		1,904	—		1,909	—
POSCO TMC Co., Ltd.		45,903	63,944		140,723	163,364		694	285		1,671	736
POSCO AST Co., Ltd.		121,227	57,091		366,797	201,084		14,695	13,217		48,337	44,012
POS-Himetal Co., Ltd		4,629	6,321		14,464	18,537		45,107	51,088		121,048	105,535
Daewoo International Corp.		845,889	1,045,953		2,572,127	3,207,473		3,156	5,051		8,857	11,192
POSCO NST.Co., Ltd.		—	49,290		—	168,791		—	1,142		—	3,070
POSCO America Corporation		167,000	202,120		456,414	563,531		49	—		309	50
POSCO Canada Ltd.		—	—		—	—		42,107	74,812		105,333	155,053
POSCO Asia Co., Ltd.		474,799	476,901		1,490,537	1,475,449		20,078	22,298		51,318	73,639
POSCO (Thailand) Company Ltd.		14,440	30,873		43,235	90,636		—	45		35	98
Qingdao Pohang Stainless Steel Co., Ltd.		18,731	19,905		51,778	46,134		—	—		14	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		29,439	29,713		100,273	89,126		—	—		—	—
POSCO-Japan Co., Ltd.		318,910	377,461		893,119	1,087,762		8,913	7,693		15,432	20,640
POSCO-IPPC Pvt. Ltd.		29,443	49,639		98,520	136,173		—	—		—	15
POSCO-Mexico S.A. DE C.V.		28,011	101,268		176,413	261,340		161	—		621	—
POSCO Maharashtra Steel Pvt. Ltd.		44,334	44,853		134,551	121,095		—	—		157	—
Daewoo International Singapore Pte. Ltd.		—	—		—	—		27,425	22,583		65,764	45,868
Others		143,694	159,876		411,017	451,300		51,056	59,554		153,566	208,864

		2,843,669	3,262,165		8,516,760	9,652,221		1,240,359	1,530,473		4,983,577	4,192,444

Associates(*3)
POSMATE Co., Ltd.		—	266		—	766		—	12,335		—	37,330
SNNC Co., Ltd.		483	609		1,505	1,559		97,491	119,090		311,231	257,991
POSCO Plantec Co., Ltd. (formerly Sungjin Geotec Co., Ltd.) (*4)		4,142	9,540		10,135	20,946		36,508	—		36,508	—
DONG BANG METAL IND. CO., LTD.		—	18,825		—	73,752		—	—		—	—
POSCHROME (PROPRIETARY) LIMITED		—	—		—	—		17,778	17,487		50,381	53,069
PT. POSMI Steel Indonesia		1,388	2,115		6,050	8,924		—	—		—	—
POSK (PingHu) Processing Center Co., Ltd.		1,228	1,454		3,293	3,389		—	—		—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		5,764	2,058		14,183	13,318		—	—		—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		1,652	5,926		5,753	22,501		—	—		—	—
Others		38	2,362		707	5,709		1,214	575		3,056	4,986

		14,695	43,155	￦	41,626	150,864		152,991	149,487		401,176	353,376

	￦	2,858,364	3,305,320	￦	8,558,386	9,803,085	￦	1,393,350	1,679,960	￦	5,384,753	4,545,820

(*1)	Sales and others include sales and insignificant other non-operating income. Sales are mainly sales of steel products and are priced on an arm’s length basis.
(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of September 30, 2013, the Company provided guarantees to related parties (Note 33).
(*4)	Sungjin Geotec Co., Ltd. merged with POSCO Plantec Co., Ltd. and changed its name to POSCO Plantec Co., Ltd.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(b)	The related account balances of significant transactions with related companies as of September 30, 2013 and December 31, 2012 are as follows:

	Receivables (*1)			Payables (*1)
	September 30,		December 31,	September 30,		December 31,
(in millions of Won)	2013		2012	2013		2012
Subsidiaries
POSCO E&C Co., Ltd.	￦	125,432	7,977	￦	121,541	403,630
POSCO P&S Co., Ltd.		94,096	64,564		37,041	32,672
POSCO Coated & Color Steel Co., Ltd.		93,696	108,505		1,855	2,618
POSCO Plantec Co., Ltd.		—	267		—	32,297
POSCO ICT Co., Ltd.		150	287		42,566	91,297
POSMATE Co., Ltd.		1,685	—		5,411	—
eNtoB Corp		—	3		25,747	16,581
POSCO Chemtech Company Ltd.		50,763	47,074		93,888	84,538
POSCO M-TECH Co., Ltd.		34	1,293		45,837	36,992
POSCO Energy Co., Ltd.		13,625	12,111		1,306	2,292
POSCO TMC Co., Ltd.		18,157	64,862		217	145
POSCO AST Co., Ltd.		62,883	65,575		7,671	7,800
POS-Himetal Co., Ltd		1,785	1,454		14,939	15,191
Daewoo International Corp.		136,483	358,824		394	730
POSCO America Corporation		45,090	63,545		—	—
POSCO Canada Ltd.		—	—		12,440	12,973
POSCO Asia Co., Ltd.		72,869	102,849		2,981	2,244
POSCO (Thailand) Company Ltd.		7,588	17,986		—	—
Qingdao Pohang Stainless Steel Co., Ltd.		10,242	8,710		—	—
POSCO-Japan Co., Ltd.		59,632	35,400		88	673
POSCO-IPPC Pvt. Ltd.		10,701	—		—	—
POSCO-Mexico S.A.DE C.V.		69,217	131,669		—	—
POSCO Maharashtra Steel Pvt. Ltd.		71,817	57,877		—	—
Others		78,277	55,179		31,613	31,788

		1,024,222	1,206,011		445,535	774,461

Associates
POSMATE Co., Ltd.		—	78		—	6,315
SNNC Co., Ltd.		176	229		27,760	37,145
POSCO Plantec Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		2,744	4,849		16,965	—
KOBRASCO		6,180	—		—	—
POSCHROME (PROPRIETARY) LIMITED		—	—		—	2,273
LLP POSUK Titanium		4,245	—		—	—
Others		15	453		573	804

		13,360	5,609		45,298	46,537

	￦	1,037,582	1,211,620	￦	490,833	820,998

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payables and other payables.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(c)	For the nine-month periods ended September 30, 2013 and 2012, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2013		September 30, 2012
Short-term benefits	￦	90,126	83,465
Retirement benefits		20,392	19,804
Long-term benefits		17,876	17,757

	￦	128,394	121,026

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to the compensation described above, the Company provided stock appreciation rights to its executive officers and recorded stock compensation expenses amounted to ￦ 436 million for the nine-month period ended September 30, 2012 (2013: nil).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

33. Commitments and Contingencies

(a) Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of September 30, 2013, are as follows:

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[The Company]
POSCO	POSCO(Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	212,600,000	228,673
	POSCO Investment Co., Ltd.	BOC	CNY	350,000,000	61,513
		BOA and others	USD	280,000,000	301,168
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	608,864
	POSCO VST Co., Ltd.	ANZ and others	USD	65,000,000	69,914
	POSCO MEXICO S.A. DE C.V.	HSBC	USD	244,725,000	263,226
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	210,818
	Zeus II(Cayman) Ltd.	Creditor	JPY	25,779,278,600	283,229
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	BOTM and others	USD	160,000,000	172,096
	POSCO ASSAN TST Steel Industry	SMBC and others	USD	188,392,500	202,635
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	90,118
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,210,300,000	1,301,799
Daewoo International Corporation	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	13,445
	Daewoo Textile Bukhara LLC	Export-Import Bank of Korea	USD	20,000,000	21,512
	Daewoo International MEXICO S.A. DE C.V.	SMBC	USD	55,000,000	59,158
	POSCO ASSAN TST Steel Industry	ING and others	USD	20,932,500	22,515
	Brazil Sao Paulo Steel Processing Center	SMBC	USD	20,000,000	21,512
	Daewoo International (Deutschland) GmbH.	Shinhan Bank	EUR	15,000,000	21,770
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	30,000,000	32,268
POSCO E&C Co., Ltd.	HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Woori Bank and others	USD	135,000,000	145,206
	International Business Center Corporation	Export-Import Bank of Korea	USD	20,000,000	21,512
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	31,500,000	33,881
	SANTOSCMI S.A	CITI Equador and others	USD	36,000,000	38,722
POSCO P&S Co., Ltd.	POSCO Canada Ltd.	Hana Bank	USD	12,484,500	13,428
	POSCO Gulf SFC LLC	KEB Bank	USD	20,000,000	21,512
POSCO ICT Co., Ltd.	PT. POSCO ICT Indonesia	POSCO Investment Co., Ltd.	USD	3,000,000	3,227
	VECTUS LIMITED	KEB Bank	GBP	3,500,000	6,084
		POSCO Investment Co., Ltd.	USD	4,000,000	4,302
	POSCO ICT BRASIL	Woori Bank	BRL	8,875,000	4,230
POSCO Energy Co., Ltd.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	208,559
	TECHREN Solar, LLC	Woori Bank	USD	3,000,000	3,227
POSCO Engineering Co., Ltd.	PT PEN INDONESIA	KEB bank	USD	6,818,876	7,334
		KEB Bank and others	IDR	81,828,295,511	7,626
	POSCO Engineering	Citi Bank	USD	15,300,000	16,457
	(THAILAND) Co., Ltd.	Woori Bank and others	THB	6,285,642,000	215,535
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	Mizuho Bank and others	JPY	2,131,745,530	23,421
	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	1,126,600,000	12,378
	POSCO-JOPC Co., Ltd.	Kiyo bank and others	JPY	125,000,000	1,373
	Xenesys Inc.	Aozora Bank	JPY	70,000,000	769
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	USD	3,037,183	3,267
POSCO E&C (CHINA) Co., Ltd.	HONG KONG POSCO E&C (China) Investment Co., Ltd.	Woori Bank(Beijing branch)	USD	33,000,000	35,495
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination and others	KEB Bank	USD	47,939,000	51,563
Posco Specialty Steel Co., Ltd.	POSCO SS-VINA	Export-Import Bank of Korea	USD	352,409,800	379,052
POSCO-China Holding Corp.	POSCO YongXin Rare Earth Metal Co., Ltd. KEB Bank and others		CNY	71,820,000	12,622
POS-HiAL	POSCO M-TECH Co., Ltd.	POSCO Group Research Association	KRW	327	327

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[Associates]
POSCO	BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	BOC and others	USD	1,400,000	1,506
	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	26,352
	LLP POSUK Titanium	Shinhan Bank	USD	18,000,000	19,361
Daewoo International Corporation	DMSA/AMSA	Export-Import Bank of Korea and others	USD	165,133,333	177,617
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	8,050,000	8,659
POSCO E&C Co., Ltd.	Taegisan Wind Power Corporation	KDB Bank	KRW	7,500	7,500
	PSIB Co., Ltd.	Hana Bank and others	KRW	356,600	356,600
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank and others	KRW	28,226	28,226
POSCO P&S Co., Ltd.	Sebang Steel Co., Ltd.	Fukuoka Bank	JPY	245,000,000	2,692
POSCO Engineering Co., Ltd.	PT. Wampu Electric Power	PT Bank Woori Indonesia	USD	344,848	371
POSCO ICT Co., Ltd.	UItrans LRT Co., Ltd.	Construction Guarantee Cooperative	KRW	64,638	64,638
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	2,530	2,530
Daewoo(China) Co., Ltd.	Shanghai Lansheng Daewoo Coporation	Bank of Communications	CNY	100,000,000	17,575
POSCO Chemtech Company Ltd.	PT.INDONESIA POS CHEMTECH CHOSUN REF	KEB Bank	USD	6,000,000	6,454
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea	USD	65,454,545	70,403
	Sherritt International Corporation	Export-Import Bank of Korea	USD	21,818,182	23,468
POSCO E&C Co., Ltd.	THE GALE INVESTMENTS COMPANY, L.L.C.	Woori Bank	USD	50,000,000	53,780
	The union of City environment improvement for Kukje building and others	NH Bank and others	KRW	635,950	635,950
POSCO ICT Co., Ltd.	BTL business and others	Kyobo Life Insurance Co.,Ltd and others	KRW	2,245,896	2,245,896
	SMS Energy and others	Hana Bank and others	KRW	198,660	198,660
POSCO M-TECH Co., Ltd.	PYUNGSAN SI Co., Ltd	Seoul Guarantee Insurance Co., Ltd.	KRW	67	67
Posco Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank	KRW	43,966	43,966
	PT MPM and others	Export-Import Bank of Korea and others	USD	7,052,000	7,585
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	39,293	39,293

			USD	4,650,445,267	5,002,021
			BRL	8,875,000	4,230
			CNY	521,820,000	91,710
			EUR	15,000,000	21,770
			GBP	3,500,000	6,084
			IDR	81,828,295,511	7,626
			JPY	29,477,624,130	323,862
			KRW	3,623,653	3,623,653
			THB	6,285,642,000	215,535

(b)	POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦1,528,628 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO E&C Co., Ltd. amounting to ￦ 801,020 million as of September 30, 2013. POSCO E&C Co., Ltd. provides payment guarantees on borrowings of customers such as Asset Backed Commercial Paper amounted to ￦ 373,000 million and Project Financing loan amounted to ￦ 41,000 million as of September 30, 2013.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of September 30, 2013, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2013, 207 million tons of iron ore and 18 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of September 30, 2013, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Energy Co., Ltd. under construction of new power plant.

POSCO has provided a supplemental funding agreement amounting to ￦ 9,800 million, as requested from the creditors for seamless funding to Busan E&E Co., Ltd. under construction of Busan RDF power plant and also provided financial joint guarantee for business fulfillment insurance amounting to ￦ 21,329 million related to the construction.

POSCO E&C Co., Ltd	As of September 30, 2013, POSCO E&C Co.,Ltd. has comprehensive loan agreements of up to
￦ 247,000 million and USD 408 million with Woori Bank and ￦ 53,000 million with Korea Exchange Bank. Also, POSCO E&C Co.,Ltd. has bank overdraft agreements of up to ￦ 20,000 million with WooriBank which is included in the limit of comprehensive loan agreements and
￦ 3,000 million with Korea Exchange Bank.

POSCO ICT Co., Ltd.	As of September 30, 2013, in relation to contract enforcement, POSCO ICT Co., Ltd. was provided with ￦ 102,533 million and ￦ 48,901 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

As of September 30, 2013, POSCO ICT Co., Ltd. provided ￦ 2,909 million of guaranties to Seoul Guarantee Insurance to ensure performance guarantee agreement which Busan Navy Residence and others had.

POSCO Specialty Steel Co., Ltd.	As of September 30, 2013, POSCO Specialty Steel Co., Ltd. has agreements for a loan and import letter of credit with Korea Exchange Bank and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

PT. KRAKATAU POSCO	PT. KRAKATAU POSCO has entered into a USD 1,729 million senior loan agreements with 8 financial institutions including Korea Export-import Bank and Korea Trade Insurance corporation on Feburary 14, 2012.

PT. KRAKATAU POSCO has entered into a USD 330 million loan agreements with 6 financial institutions including Bank of America for working capital and trade finance on June 1, 2013.

(d)	Litigation in progress

As of September 30, 2013, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of JPY 98.6 billion (￦ 1,083.3 billion). Through trials to the period ended September 30, 2013, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of September 30, 2013, the Japan court has not made any judgments on this matter. Since the Company does not believe that it is probable that an outflow of resources will be required, the Company has not recorded any provision for this lawsuit as of September 30, 2013.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. As of September 30, 2013, no claim amount has been made and the Company is under discovery proceedings related to this matter. Due to the early stage of the litigation and the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing, if any, that might be awarded to Nippon Steel & Sumitomo Metal Corporation. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of this civil lawsuit. Therefore, the Company has not recorded any provision for this lawsuit in the U.S. as of September 30, 2013.

2)	Lawsuits related to liability of Daewoo Co., Ltd. which was spun off into Daewoo International Corporation and Daewoo Engineering & Construction Co., Ltd.

In May 2002, Industrial Development Bank of India Limited, the creditor of Daewoo Motors India Ltd. for which Daewoo Co., Ltd. provided a guarantee, filed lawsuits against Daewoo Motors India Ltd., Daewoo Co., Ltd., Daewoo Engineering & Construction Co., Ltd, and Daewoo International Corporation (a subsidiary of POSCO) seeking for the disposition of assets and judgment of debt of Daewoo Motors India Ltd. in India Delhi Mumbai Court. Management of the Company has assessed the likelihood of the outcome of this matter and estimated the amount of possible loss and has made the appropriate provision for these lawsuits as of September 30, 2013 and December 31, 2012.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

3)	Other lawsuits and claims

As of September 30, 2013, the Company is involved in 190 other lawsuits and claims for alleged damages aggregating to
￦ 283.8 billion as of September 30, 2013, which arose in the ordinary course of business. In the opinion of management, these 190 lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. Additionally, no provision is recorded in connection with these 190 lawsuits and claims as of September 30, 2013 because the Company has not concluded that a probable loss has occurred on any of the lawsuits and claims.

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided two blank promissory notes and one blank check to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

POSCO E&C Co., Ltd.	As of September 30, 2013, POSCO E&C Co., Ltd. has provided nineteen blank checks and ten blank promissory notes as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of September 30, 2013, Daewoo International Corporation has provided forty-five blank promissory notes and thirteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ICT Co., Ltd.	As of September 30, 2013, POSCO ICT Co., Ltd. has provided eight blank promissory notes and ten blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2013 and 2012 are as follows:

(in millions of Won)	September 30, 2013		September 30, 2012
Trade accounts and notes receivable	￦	(241,912)	(526,251)
Other financial assets		(6,761)	(133,691)
Inventories		682,413	687,205
Other current assets		(32,542)	(358,278)
Other long-term assets		(22,798)	(119,730)
Trade accounts and notes payable		(248,450)	(285,447)
Other financial liabilities		(545,671)	108,344
Other current liabilities		585,247	960,166
Provisions		(23,367)	10,569
Payment severance benefits		(100,269)	(108,516)
Plan assets		(25,027)	(48,749)
Other long-term liabilities		(72,399)	(23,960)

	￦	(51,536)	161,662

35. Operating Segments

(a)	The Company has four reportable operating segments— steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2012.

(b)	Segment assets, liabilities, profit and loss are based on the separate financial statements of the consolidated entities prepared in accordance with K-IFRS. In addition, inter-segment transactions are accounted for on an arm’s length basis.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(c)	Information about reportable segments for the nine-month periods ended September 30, 2013 and 2012 was as follows:

1)	For the nine-month period ended September 30, 2013

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	24,015,336	12,935,008	4,767,916	3,616,954	45,335,214
Internal revenues		11,934,546	5,388,764	3,052,245	2,137,301	22,512,856
Total revenues		35,949,882	18,323,772	7,820,161	5,754,255	67,848,070
Segments profit		1,159,592	92,134	141,918	199,812	1,593,456

2)	For the nine-month period ended September 30, 2012

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	27,421,448	14,484,569	3,240,178	3,389,749	48,535,944
Internal revenues		13,229,123	5,639,236	2,602,125	1,931,640	23,402,124
Total revenues		40,650,571	20,123,805	5,842,303	5,321,389	71,938,068
Segments profit		1,758,225	364,390	148,135	213,519	2,484,269

(d)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the nine-month periods ended September 30, 2013 and 2012 were as follows:

(in millions of Won)	September 30, 2013		September 30, 2012
Total profit for reportable segments	￦	1,593,456	2,484,269
Goodwill and PP&E fair value adjustments		(40,978)	(43,669)
Elimination of inter-segment profits		(455,689)	(615,949)
Income tax expense		394,678	876,898

Profit before income tax expense	￦	1,491,467	2,701,549

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of September 30, 2013, the condensed separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2013 and 2012, and the condensed separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2013 and 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the condensed separate interim financial information in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean review standards and their application in practice.

The separate statement of financial position of the Company as of December 31, 2012, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated March 12, 2013, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2012, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

Seoul, Korea

November 13, 2013

This report is effective as of November 13, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of September 30, 2013 and December 31, 2012

(Unaudited)

(in millions of Won)	Notes	September 30, 2013		December 31, 2012
Assets
Cash and cash equivalents	20	￦	1,139,880	1,752,560
Trade accounts and notes receivable, net	4,20,32		3,215,376	4,087,030
Other receivables, net	5,20,32		232,661	394,761
Other short-term financial assets	6,14,20		2,028,503	928,778
Inventories	7,28		4,871,144	5,403,660
Assets held for sale	8		1,304	—
Other current assets	9		55,120	42,682

Total current assets			11,543,988	12,609,471

Long-term trade accounts and notes receivable, net	4,20		274	274
Other receivables, net	5,20		51,861	60,652
Other long-term financial assets	6,20		3,427,452	2,968,113
Investments in subsidiaries, associates and joint ventures	10		15,075,825	14,100,053
Investment property, net	11		114,185	110,526
Property, plant and equipment, net	12		23,112,859	22,166,735
Intangiable assets, net	13		400,635	293,841
Other long-term assets	9		9,815	10,771

Total non-current assets			42,192,906	39,710,965

Total assets		￦	53,736,894	52,320,436

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2013 and December 31, 2012

(Unaudited)

(in millions of Won)	Notes	September 30, 2013		December 31, 2012
Liabilities
Trade accounts and notes payable	20,32	￦	1,153,151	978,581
Short-term borrowings	4,14,20		1,889,191	2,116,540
Other payables	15,20,32		843,717	1,270,040
Other short-term financial liabilities	16,20		10,898	16,892
Current income tax liabilities	30		165,660	84,355
Provisions	17		5,298	6,239
Other current liabilities	19		93,332	70,865

Total current liabilities			4,161,247	4,543,512

Long-term borrowings	6,14,20		5,957,524	7,487,234
Other payables	15,20		124,049	128,812
Other long-term financial liabilities	16,20		197,584	72,920
Net defined benefit liabilities	18		172,053	140,256
Deferred tax liabilities	30		971,073	779,312
Other long-term liabilities	19		3,614	3,842

Total non-current liabilities			7,425,897	8,612,376

Total liabilities			11,587,144	13,155,888

Shareholders’ Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,229,261	1,227,692
Hybrid bonds	22		996,919	—
Accumulated other comprehensive income	23		454,876	3,362
Treasury shares	24		(1,588,785)	(2,391,406)
Retained earnings			40,575,076	39,842,497

Total shareholders’ equity			42,149,750	39,164,548

Total liabilities and shareholders’ equity		￦	53,736,894	52,320,436

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended

September 30, 2013 and 2012

(Unaudited)

		For the three-month period			For the nine-month period
		ended September 30			ended September 30
(in millions of Won, except per share amounts)	Notes	2013		2012	2013	2012
Revenue	32	￦	7,411,390	8,910,265	22,835,801	27,594,067
Cost of sales	7,28,32		(6,533,019)	(7,627,261)	(19,766,286)	(23,817,674)

Gross profit			878,371	1,283,004	3,069,515	3,776,393
Selling and administrative expenses	25,28,32
Administrative expenses			(209,791)	(201,832)	(646,065)	(636,918)
Selling expenses			(225,831)	(243,089)	(695,952)	(728,721)

Operating profit	26		442,749	838,083	1,727,498	2,410,754

Finance income and costs	20,29
Finance income			162,542	248,849	710,093	801,586
Finance costs			104,036	(121,761)	(752,696)	(578,207)
Other non-operating income and expenses	26,27,32
Other non-operating income			88,190	22,918	138,325	40,387
Other non-operating expenses	28		(23,456)	(41,533)	(149,239)	(152,298)

Profit before income tax			774,061	946,556	1,673,981	2,522,222
Income tax expense	30		(158,993)	(202,460)	(293,870)	(535,604)

Profit for the period			615,068	744,096	1,380,111	1,986,618
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans, net of tax	18		21,936	(28,811)	(19,612)	(32,379)
Items that may be reclassified subsequently to profit or loss :
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		237,360	(53,821)	451,514	(156,797)

Total comprehensive income		￦	874,364	661,464	1,812,013	1,797,442

Basic and diluted earnings per share	31	￦	7,806	9,633	17,696	25,719

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2013 and 2012

(Unaudited)

	Share		Capital	Hybrid	Accumulated other	Tresury	Retained
(in millions of Won)	capital		surplus	bonds	comprehensive income	shares	earnings	Total
Balance as of January 1, 2012	￦	482,403	1,227,692	—	156,707	(2,391,406)	38,122,620	37,598,016
Comprehensive income :
Profit for the period		—	—	—	—	—	1,986,618	1,986,618
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(156,797)	—	—	(156,797)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(32,379)	(32,379)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(579,333)	(579,333)
Interim dividends		—	—	—	—	—	(154,490)	(154,490)

Balance as of September 30, 2012	￦	482,403	1,227,692	—	(90)	(2,391,406)	39,343,036	38,661,635

	Share		Capital	Hybrid	Accumulated other	Tresury	Retained
	capital		surplus	bonds	comprehensive income	shares	earnings	Total
Balance as of January 1, 2013	￦	482,403	1,227,692	—	3,362	(2,391,406)	39,842,497	39,164,548
Comprehensive income :
Profit for the period		—	—	—	—	—	1,380,111	1,380,111
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	451,514	—	—	451,514
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(19,612)	(19,612)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(463,467)	(463,467)
Interim dividends		—	—	—	—	—	(154,489)	(154,489)
Issuance of hybrid bonds		—	—	996,919	—	—	—	996,919
Interest of hybrid bonds		—	—	—	—	—	(9,964)	(9,964)
Disposal of treasury shares		—	1,569	—	—	802,621	—	804,190

Balance as of September 30, 2013	￦	482,403	1,229,261	996,919	454,876	(1,588,785)	40,575,076	42,149,750

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2013 and 2012

(Unaudited)

(in millions of Won)	Notes	September 30, 2013		September 30, 2012
Cash flows from operationg activities
Profit for the period		￦	1,380,111	1,986,618
Adjustments for :
Costs for defined benefit plans			92,390	80,744
Depreciation			1,433,915	1,364,156
Amortization			28,134	29,048
Finance income			(457,770)	(613,992)
Finance costs			526,318	408,545
Gain on disposal of property, plant and equipment			(5,643)	(23,046)
Loss on disposal of property, plant and equipment			74,899	59,947
Loss on disposal of investments in subsidiaries and associates			12,271	395
Income tax expense			293,870	535,604
Others			(73,371)	23,729
Changes in operating assets and liabilities	34		1,109,210	149,651
Interest received			81,822	86,745
Interest paid			(293,482)	(340,275)
Dividends received			221,072	154,003
Income taxes paid			(156,013)	(249,418)

Net cash provided by operating activities		￦	4,267,733	3,652,454

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments			2,393,656	2,369,953
Proceeds from disposal of long-term financial instruments			5	—
Decrease in held-to-maturity investments			30,000	—
Proceeds from disposal of available-for-sale investments			64,239	579,698
Collection of long-term loans			11,394	14,258
Proceeds from disposal of investment in subsidiaries and associates			5,153	—
Proceeds from disposal of intangible assets			1,100	575
Proceeds from disposal of assets held for sale			—	3,378
Acquisition of short-term financial investments			(2,718,867)	(2,213,607)
Acquisition of available-for-sale investments			(53,216)	(122,761)
Increase in long-term loans			(2,903)	(8,477)
Acquisition of investment in subsidiaries and associates			(889,752)	(1,005,913)
Acquisition of property, plant and equipment			(2,345,220)	(1,560,915)
Proceeds from (payment for) disposal of property, plant and equipment			(17,637)	32,296
Acquisition of intangible assets			(63,638)	(52,947)

Net cash used in investing activities		￦	(3,585,686)	(1,964,462)

Cash flows from financing activities
Proceeds from borrowings			1,055,002	2,547,767
Increase in long-term financial liabilities			2,260	2,430
Receipt of government grants			5,000	—
Proceeds from issurance of hybrid bonds			996,919	—
Repayment of borrowings			(2,699,259)	(3,247,652)
Decrease in long-term financial liabilities			(2,295)	(2,754)
Decrease in derivative liabilities			(23,348)	—
Payment of cash dividends			(618,016)	(733,909)
Payment of interest of hybrid bonds			(10,990)	—

Net cash used in financing activities		￦	(1,294,727)	(1,434,118)

Effect of exchage rate changes on cash held			—	1

Net increase (decrease) in cash and cash equivalents			(612,680)	253,875
Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,752,560	1,137,882

Cash and cash equivalents at end of the period		￦	1,139,880	1,391,757

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2013

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through eight of its overseas liaison offices.

As of September 30, 2013, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2012. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgements

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2012.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as of and for the year ending December 31, 2013.

(a) Changes in accounting policies

The Company has applied the following new standard and amendments since January 1, 2013.

1) K-IFRS No. 1001, “Presentation of Financial Statements”

2) K-IFRS No. 1019, “Employee Benefits”

3) K-IFRS No. 1113, “Fair Value Measurement”

The details of changes in accounting policies are as follows:

1) Classification of other comprehensive income

The Company has applied the amendments to K-IFRS No. 1001, “Presentation of Financial Statements” since January 1, 2013. The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments are required to be retrospectively applied.

2) Employee benefits

The Company has applied the amendments to K-IFRS No. 1019, “Employee Benefits” since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The amendments are required to be retrospectively applied.

3) Fair value measurement

The Company adopted K-IFRS No. 1113, “Fair Value Measurement” since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements including requirements of K-IFRS No. 1107, “Financial Instruments : Disclosures” and other standards.

(b) Impact of changes in accounting policies

1)	As management believes the impact of the amendment to K-IFRS No. 1019 and 1113 on the Company’s prior year’s condensed separate interim financial statement is not significant, the comparative period’s condensed separate interim financial statements are not restated.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

2) Amendments to K-IFRS No. 1001, “Presentation of Financial Statements”

The Company adopted the amendment to K-IFRS No. 1001, “Presentation of Financial Statements” from the annual period ended December 31, 2012, which prescribes the Company’s operating profit to be calculated as revenue less: (1) cost of sales, and (2) selling and administrative expenses, and presented separately in the statement of comprehensive income.

Additionally, in the notes to the financial statements (note 26), the Company provides voluntary disclosure of the entity-specific measure of operating performance presented as “adjusted operating profit” which is calculated base on the Company’s own criteria. In doing so, the Company is required to disclose: (1) a reconciliation between the entity-specific measure of operating performance and operating profit or loss presented on the face of the statement of comprehensive income, and (2) the fact that the measure of operating performance disclosed in the notes is calculated based on the Company’s own criteria.

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact on the three-month and the nine-month periods ended September 30, 2012 is as follows:

	For the three-month	For the nine-month
	period ended	period ended
(in millions of Won)	september 30, 2012	september 30, 2012
Operating profit before adoption of the amendment	￦ 819,468	2,298,843

Add
Loss on disposals of property, plant, and equipment	19,316	59,947
Donations	7,159	45,027
Idle tangible assets expenses	6,828	21,074
Loss on disposals of other long-term assets	9	9
Loss on disposals of investment in subsidiaries and associates	—	395
Loss on disposals of aseets held for sale	—	9,391
Loss on disposals of intangible assets	487	608
Impairment loss on intangible assets	5,728	5,728
Miscellaneous loss	2,006	10,119

	41,533	152,298

Deduct
Gain on disposals of property, plant, and equipment	(17,511)	(23,046)
Reversal of impairment of property, plant, and equipment	—	(1,606)
Gain on disposals of aseets held for sale	—	(1,150)
Miscellaneous income	(5,407)	(14,585)

	(22,918)	(40,387)

Operating profit after adoption of the amendment	￦ 838,083	2,410,754

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(c) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2013, and the Company has not early adopted them. Management believes the impact of the amendments on the Company’s condensed separate interim financial statements is not significant.

1) Amendments to K-IFRS No. 1032 “Financial Instruments : Presentation”

The amendments clarified application guidance related to offsetting of a financial asset and a financial liability. The amendments are mandatorily effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted.

(d) Reclassification

The Company made reclassifications within other receivables, other financial assets, other payables, and other financial liabilities on the accompanying condensed separate statements of financial position as of December 31, 2012 to conform to current period presentation.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Current
Trade accounts and notes receivable	￦	3,227,517	4,099,006
Less: Allowance for doubtful accounts		(12,141)	(11,976)

	￦	3,215,376	4,087,030

Non-current
Trade accounts and notes receivable	￦	502	502
Less: Allowance for doubtful accounts		(228)	(228)

	￦	274	274

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦226,256 million and ￦258,680 million as of September 30, 2013 and December 31, 2012, respectively, and are included in short-term borrowings (note 14).

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

5. Other Receivables

Other receivables as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Current
Other accounts receivable	￦	232,656	391,263
Accrued income		10,462	12,531
Other checking accounts		114	1,538
Less: Allowance for doubtful accounts		(10,571)	(10,571)

	￦	232,661	394,761

Non-current
Long-term loans	￦	57,589	66,775
Long-term other accounts receivable		6,256	6,410
Deposits		2,469	1,920
Less: Allowance for doubtful accounts		(14,453)	(14,453)

	￦	51,861	60,652

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

6. Other Financial Assets

(a) Other short-term financial assets as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Available-for-sale financial assets
Short-term available-for-sale securities (bonds)	￦	—	100,000
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		—	29,981
Deposit in financial instituions
Short-term financial instruments (*1)		2,027,081	786,098
Cash deposits (*2)		1,422	12,699

	￦	2,028,503	928,778

(*1)	As of September 30, 2013 and December 31, 2012, short-term financial instruments amounting to ￦4,700 million and ￦3,400 million, respectively, are provided as collateral in relation to long term borrowings from the National Forestry Cooperative Federation.
(*2)	Deposits are restricted in relation to government assigned projects.

(b) Other long-term financial assets as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Financial assets at fair value through profit or loss
Derivatives assets held for trading	￦	7,188	6,016
Available-for-sale financial assets
Long-term available-for-sale securities (equity instruments)		3,398,615	2,942,915
Long-term available-for-sale securities (bonds)		21,114	18,642
Long-term available-for-sale securities (others)		500	500
Deposit in financial instituion
Cash deposits (*1)		35	40

	￦	3,427,452	2,968,113

(*1)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(c) Long-term available-for-sale equity securities as of September 30, 2013 and December 31, 2012 are as follows:

	September 30, 2013								December 31, 2012
(in millions of Won)	Number of Shares	Ownership (%)	Acquisition cost		Fair Value	Net changes in fair value of available- for-sale investments	Accumulated Impairment loss	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	238,352,000	2.38	￦	719,622	872,028	152,406	—	872,028	624,423
SK Telecom Co., Ltd. (*1)	2,373,496	2.94		611,591	520,845	216,824	(307,570)	520,845	350,210
KB Financial group Inc. (*2)	11,590,550	3.00		536,517	435,805	39,408	(140,120)	435,805	439,282
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	389,928	46,422	—	389,928	357,434
Shinhan Financial group Inc.	4,369,881	0.92		228,778	190,745	68,109	(106,142)	190,745	169,770
Hana Financial group Inc.	2,430,498	1.00		15,632	89,563	73,931	—	89,563	84,338
Others (10 companies) (*3)				136,898	107,348	41,951	(71,501)	107,348	157,284

				2,592,544	2,606,262	639,051	(625,333)	2,606,262	2,182,741
Non-marketable equity securities
The Siam United Steel (*4)	11,071,000	12.30		34,658	59,601	47,468	(22,525)	59,601	50,717
Nacional Minerios S.A. (*4)	30,784,625	6.48		668,635	521,844	(146,791)	—	521,844	517,683
Dongbu Metal Co., Ltd. (*4)	3,000,000	10.00		98,242	92,562	(5,680)	—	92,562	96,126
Troika Fund (*4)	8,573,849,588	3.66		8,574	7,004	(1,570)	—	7,004	6,499
Others (36 companies) (*5)				119,488	111,342	251	(8,397)	111,342	89,149

				929,597	792,353	(106,322)	(30,922)	792,353	760,174

			￦	3,522,141	3,398,615	532,729	(656,255)	3,398,615	2,942,915

(*1)	As of September 30, 2013, 1,795,860 shares equivalent to 16,162,743 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for the exchangeable bonds issued.
(*2)	The Company recognized ￦ 140,120 million of impairment loss on investment in KB Financial Group Inc. for the nine-month period ended September 30, 2013 due to significant decline in the fair value of its shares for a prolonged period.
(*3)	The Company recognized ￦ 14,138 million and ￦ 7,264 million of impairment loss on investment in PT. Krakatau Steel and Steel Flower Co., Ltd., respectively, for the nine-month period ended September 30, 2013 due to significant decline in the fair value of their shares.
(*4)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*5)	These non-marketable equity securities are recorded at cost since fair value cannot be reliably measured.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

7. Inventories

Inventories as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Finished goods	￦	713,560	870,917
Semi-finished goods		1,308,546	1,446,058
By-products		13,469	11,399
Raw materials		1,065,647	1,297,926
Fuel and materials		549,313	607,908
Materials-in-transit		1,222,676	1,169,201
Others		577	621

		4,873,788	5,404,030
Less: Allowance for inventories valuation		(2,644)	(370)

	￦	4,871,144	5,403,660

The amount of valuation losses of inventories recognized within cost of sales during the nine-month period ended September 30, 2013 and the year ended December 31, 2012 were ￦2,644 million and ￦370 million, respectively.

8. Assets held for Sale

Assets held for sale as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Investment in associates (*1)	￦	1,304	—

(*1)	The Company determined to dispose of the shares of POSVINA Co., Ltd., an associate of the Company. The Company recorded an impairment loss for asset held for sale of ￦1,814 million based on the difference between the carrying amount and fair value less cost to sell of the investment in POSVINA Co., Ltd. during the nine-month period ended September 30, 2013.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

9. Other Assets

Other current assets and other long-term assets as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Other current assets
Advance payments	￦	5,614	4,505
Prepaid expenses		49,506	38,177

		55,120	42,682

Other long-term assets
Long-term prepaid expenses		7,289	8,216
Others		2,539	2,568
Less : Allowance for doubtful accounts		(13)	(13)

	￦	9,815	10,771

10. Investments in Subsidiaries, Associates and Joint ventures

(a) Details of subsidiaries and carrying values as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)				September 30, 2013		December 31, 2012
[Domestic]	Country	Principal operations	Ownership (% )	Book value		Book value
Daewoo International. Co., Ltd.	Korea	Trading	60.31	￦	3,371,481	3,371,481
POSCO E&C Co., Ltd.	Korea	Engineering and Construction	89.53		1,510,716	1,510,716
POSCO Energy Corp.	Korea	Generation of Electricity	89.02		658,176	658,176
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and Sales	72.09		628,842	628,842
POSCO P&S Co., Ltd.	Korea	Steel sales and service	95.31		421,927	421,927
POSCO AST Co., Ltd.	Korea	Steel manufacturing and Sales	100.00		176,609	176,609
POSCO Coated & Color Steel Co., Ltd.	Korea	Coated steel manufacturing	56.87		108,421	108,421
POSCO M-TECH Co., Ltd. (*1)	Korea	Packing materials manufacturing	48.85		107,278	107,278
POSTECH Venture Capital Corp	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO Chemtec Company Ltd.	Korea	Manufacturing and Sales	60.00		100,535	100,535
POSCO ICT Co., Ltd.	Korea	Computer hardware and software distribution	72.54		70,990	70,990
POSMATE Co., Ltd. (*2)	Korea	Business facility maintenance	54.46		63,222	—
POS-HiMETAL Co., Ltd.	Korea	Steel manufacturing and Sales	65.00		49,452	49,452
POSCO Family Strategy Fund	Korea	Financial investment	60.79		40,000	40,000
Busan E&E Co. Ltd. (*3)	Korea	Handling and disposal of water matter	70.00		30,148	30,148
Others (12 companies)					178,265	239,528

				￦	7,619,842	7,617,883

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

				September 30, 2013		December 31, 2012
[Foreign]	Country	Principal operations	Ownership (% )	Book value		Book value
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00	￦	761,481	732,503
POSCO-Thainox Public Company Ltd.	Thailand	Stainless steel manufacturing and sales	84.93		551,807	551,807
POSCO Australia Pty. Ltd.	Austrailia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO WA Pty. Ltd.	Austrailia	Steel sales and mine development	100.00		371,403	312,851
POSCO Maharashtra Steel Pvt. Ltd.	India	Steel manufacturing and sales	100.00		356,504	302,053
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		284,880	285,201
POSCO China Holding Corp.	China	Investment management	100.00		240,430	223,436
POSCO-India Private Ltd.	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO-Mexico S.A. DE C.V.	Mexico	Plate steel manufacturing	84.84		182,245	182,048
POSCO-Vietnam Co., Ltd.	Vietnam	Steel manufacturing	85.00		157,437	155,428
POSCO VST Co., Ltd.	Vietnam	Stainless steel manufacturing	95.65		145,331	145,462
POSCO America Corporation	USA	Trading-Steel	99.45		140,381	140,381
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Steel manufacturing and selling	83.64		131,461	131,618
POSCO ASSAN TST STEEL Industry	Turkey	Steel manufacturing and sales	60.00		95,837	96,215
POSCO Investment Co., Ltd.	Hong Kong	Finance	99.99		87,451	86,323
POSCO-JAPAN Co., Ltd.	Japan	Trading-Steel	100.00		68,436	68,436
Qingdao Pohang	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
Stainless Steel Co., Ltd.
POSCO (Suzhou) Automotive	China	Steel manufacturing and Sales	90.00		62,494	62,494
Processing Center Co., Ltd.
POSCO Electrical Steel Inida Private Limited	India	Electrical steel manufacturing and Sales	100.00		58,718	48,058
POSCO-AFRICA (PROPRIETARY) LIMITED	South Africa	Trading	100.00		50,297	5,629
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and Marketing	80.00		32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel transit trade	100.00		32,189	32,189
POSCO(Guangdong) Steel Co., Ltd.	China	Plate steel sheet manufacturing	87.04		31,299	31,299
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and Sales	80.07		31,027	31,027
POSCO-URUGUAY S.A.	Uruguay	Wood manufacturing and Sales	98.00		28,722	27,724
Others (29 companies)					297,286	278,868

					4,781,528	4,545,462

				￦	12,401,370	12,163,345

(*1)	As of September 30, 2013, this was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*2)	It was reclassified from associate to subsidiary due to the merger with Seoung Gwang Co., Ltd. during the nine-month period ended September 30, 2013.
(*3)	As of September 30, 2013, this investment is collateral for the Company’s guarantee provided to certain borrowings of its subsidiary from banks.

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(b) Details of associates and joint ventures and carrying values as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)				September 30, 2013		December 31, 2012
[Domestic]	Country	Principal operations	Ownership (% )	Book value		Book value
EQP POSCO Global 1st Fund	Korea	Mine investment	25.80	￦	169,106	—
POSCO Plantec Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.) (*1)	Korea	Industrial machinery manufacturing	36.20		261,088	159,878
SNNC Co., Ltd.	Korea	Material manufacturing	49.00		100,655	100,655
Posco ESM	Korea	Secondary battery manufacturing	50.00		43,000	43,000
POSMATE Co., Ltd. (*2)	Korea	Business facilities maintenance	—		—	33,295
Others (6 companies)					19,906	9,811

					593,755	346,639

[Foreign]
ROY HILL HOLDINGS PTY LTD. (*3)	Austrailia	Mine development	10.00		809,540	537,369
POSCO-NPS Niobium LLC.	USA	Mine development	50.00		364,609	364,609
Companhia Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		393,925	265,740
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and Sales	49.00		189,197	189,197
7623704 Canada Inc. (*3)	Canada	Mine investment	14.12		124,341	—
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
BX Steel POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		63,871	63,901
Others (11 companies)					36,255	70,291
					2,080,700	1,590,069

				￦	2,674,455	1,936,708

(*1)	Sungjin Geotec Co., Ltd has changed its name to POSCO Plantec Co., Ltd. after it merged with POSCO Plantec Co., Ltd. during the nine-month period ended September 30, 2013.
(*2)	It was reclassified from associate to subsidiary due to the merger with Seoung Gwang Co., Ltd. during the nine-month period ended September 30, 2013.
(*3)	Although the Company holds less than 20% ownership, the Company classifies its investment in Roy Hill Holdings Pty Ltd. and 7623704 Canada Inc. as investments in associates, as the Company has significant influence over the entity pursuant to the related contractual arrangement.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

11. Investment Property, Net

The changes in carrying value in investment property for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 were as follows:

1) For the nine-month period ended September 30, 2013

(in millions of Won)	Beginning		Depreciation (*1)	Transfer (*2)	Ending
Land	￦	41,811	—	2,270	44,081
Buildings		63,697	(2,194)	3,457	64,960
Structures		5,018	(146)	272	5,144

Total		110,526	(2,340)	5,999	114,185

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio.

2) For the year ended December 31, 2012

(in millions of Won)	Beginning		Depreciation (*1)	Transfer (*2)	Ending
Land	￦	43,258	—	(1,447)	41,811
Buildings		68,776	(2,905)	(2,174)	63,697
Structures		5,384	(194)	(172)	5,018

Total	￦	117,418	(3,099)	(3,793)	110,526

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

12. Property, Plant and Equipment, Net

The changes in carrying value of property, plant and equipment for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 were as follows:

1) For the nine-month period ended September 30, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others (*1)	Ending
Land	￦	1,367,822	—	(93)	—	21,966	1,389,695
Buildings		2,734,839	1,954	(2,060)	(180,498)	93,936	2,648,171
Structures		2,113,750	2,667	(4,577)	(133,526)	412,093	2,390,407
Machinery and equipment		12,888,614	31,042	(44,034)	(1,080,936)	1,404,698	13,199,384
Vehicles		13,039	14	(4)	(6,560)	5,623	12,112
Tools		29,693	1,741	(8)	(11,038)	3,672	24,060
Furniture and fixtures		67,431	1,978	(843)	(18,539)	1,833	51,860
Finance lease assets		7,644	—	—	(478)	—	7,166
Construction-in-progress		2,943,903	2,450,381	—	—	(2,004,280)	3,390,004

Total	￦	22,166,735	2,489,777	(51,619)	(1,431,575)	(60,459)	23,112,859

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment as well as assets transferred from other property, plant and equipment to investment property.

2) For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	￦	1,275,564	—	(10,242)	—	102,500	1,367,822
Buildings		2,831,757	7,512	(5,269)	(237,038)	137,877	2,734,839
Structures		2,061,348	11,448	(21,146)	(165,632)	227,732	2,113,750
Machinery and equipment		12,916,329	80,565	(49,789)	(1,382,901)	1,324,410	12,888,614
Vehicles		19,341	256	(22)	(7,893)	1,357	13,039
Tools		38,022	2,367	(2)	(15,123)	4,429	29,693
Furniture and fixtures		72,334	4,726	(156)	(28,484)	19,011	67,431
Finance lease assets		8,281	—	—	(637)	—	7,644
Construction-in-progress		2,310,159	2,452,832	—	—	(1,819,088)	2,943,903

Total	￦	21,533,135	2,559,706	(86,626)	(1,837,708)	(1,772)	22,166,735

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment as well as assets transferred from investment property and assets held for sale.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

13. Intangible Assets, Net

Changes in carrying values of intangible assets for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 were as follows:

1) For the nine-month period ended September 30, 2013

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment (*2)	Transfer (*3)	Ending
Intellectual property rights	￦	8,904	—	(212)	(1,137)	—	4,370	11,925
Membership (*1)		49,560	1,022	(1,124)	—	(581)	—	48,877
Development expense		30,092	622	—	(12,142)	—	9,620	28,192
Port facilities usage rights		87,983	—	—	(7,512)	—	49,258	129,729
Construction-in-progress		96,035	85,472	—	—	—	(17,717)	163,790
Other intangible assets		21,267	267	—	(7,343)	—	3,931	18,122

	￦	293,841	87,383	(1,336)	(28,134)	(581)	49,462	400,635

(*1)	Economic useful life of membership is indefinite.
(*2)	Since the carrying amount exceeded recoverable amount, impairment loss on memberships was recognized.
(*3)	Represents assets transferred from construction-in-progress to other intangible assets and assets transferred from property, plant and equipment.

2) For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment (*2)	Transfer (*3)	Ending
Intellectual property rights	￦	6,376	400	(494)	(1,053)	—	3,675	8,904
Membership (*1)		44,523	767	(992)	—	(6,495)	11,757	49,560
Development expense		29,182	548	—	(16,905)	—	17,267	30,092
Port facilities usage rights		99,553	—	—	(11,570)	—	—	87,983
Construction-in-progress		22,000	90,269	—	—	—	(16,234)	96,035
Other intangible assets		21,262	2,320	—	(10,858)	—	8,543	21,267

	￦	222,896	94,304	(1,486)	(40,386)	(6,495)	25,008	293,841

(*1)	Economic useful life of membership is indefinite.
(*2)	Since the carrying amount exceeded recoverable amount, impairment loss on memberships was recognized.
(*3)	Represents assets transferred from construction-in-progress to other intangible assets and assets transferred from property, plant and equipment. Also represents membership transferred from financial instruments as the estimate for the possibility of membership renewal is changed.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

14. Borrowings

(a) Borrowings as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Short-term borrowings
Short-term borrowings	￦	445,909	796,662
Current portion of long-term borrowings		191,197	34,769
Current portion of loans from foreign financial institutions		924	901
Current portion of debentures		1,252,919	1,283,742
Less : Current portion of discount on debentures issued		(1,758)	(1,953)
Add : Currnet portion of premium on debentures redemption		—	2,419

	￦	1,889,191	2,116,540

Long-term borrowings
Long-term borrowings	￦	663,094	843,014
Loans from foreign financial institutions		1,370	2,009
Debentures		5,317,630	6,680,192
Less : Discount on debentures issued		(38,339)	(53,616)
Add : Premium on debentures redemption		13,769	15,635

	￦	5,957,524	7,487,234

(b) Short-term borrowings as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won) Bank	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2013		December 31, 2012
RBS	2013-07-09	2013-10-07	0.57	￦	111,868	93,230
Deutsche	2013-07-11	2013-10-10	0.57		107,785	133,833
BOA					—	114,093
DBS					—	121,544
JP Morgan					—	75,282
Others (discounting account receivables)					226,256	258,680

				￦	445,909	796,662

(c) Current portion of long-term borrowings as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2013		December 31, 2012
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75~1.75	￦	14,448	12,236
Borrowings	Korea EXIM Bank	2010.02.18~ 2011.03.23	2017.02.18~ 2018.03.23	4.09~4.50		176,749	22,533
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		924	901
Debentures	Domestic debentures 292	2009.01.20	2014.01.20	5.40		499,854	499,711
Debentures	Global fund 1	2009.03.26	2014.03.26	8.75		751,307	784,497

					￦	1,443,282	1,319,878

(*1)	As of September 30, 2013 and December 31, 2012, Korea Development Bank has provided guarantees for borrowings from foreign financial institutions.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(d) Long-term borrowings excluding current portion, as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2013		December 31, 2012
Borrowings	Woori Bank and others (*1)	2006.10.31~ 2013.05.08	2017.03.15~ 2041.05.08	0.75~1.75	￦	75,077	85,519
Borrowings	Korea National Oil Corporation	2007.12.27~ 2012.12.28	2022.06.25~ 2026.12.29	Government bond -2.25		13,714	13,657
Borrowings	Korea EXIM Bank	2010.02.18~ 2013.07.03	2017.02.18~ 2018.03.23	4.09~4.50		574,303	743,839
Loans from foreign financial institutions	NATIXIS (*2)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		1,370	2,009
Debentures	Domestic debentures 301 and others	2010.08.04~ 2011.11.28	2015.08.04~ 2021.11.28	3.78~4.81		2,594,164	3,092,140
Debentures	Exchangeable Bond (*3) and others	2006.08.10~ 2011.12.22	2014.10.20~ 2021.12.22	0~5.88		2,698,896	3,550,070

					￦	5,957,524	7,487,234

(*1)	Short-term financial instruments amounting to ￦4,700 million and ￦3,400 million, respectively, are collateral for long-term borrowings from National Forestry Cooperative Federation as of September 30, 2013 and December 31, 2012.
(*2)	As of September 30, 2013 and December 31, 2012, Korea Development Bank has provided guarantees to the Company for borrowings from foreign financial institutions.
(*3)	The Company issued bonds exchangeable to SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., an SPV. The Company accounted for these exchangeable bonds as long-term borrowings. The Company provides guarantees for Zeus (Cayman) Ltd.

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

15. Other Payables

Other payables as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Current
Accounts payable	￦	486,076	826,075
Accrued expenses		334,875	427,314
Dividend payable		8,589	6,493
Finance lease liabilities		1,130	1,088
Withholdings		13,047	9,070

	￦	843,717	1,270,040

Non-current
Long-term accounts payable	￦	91,411	88,938
Accrued expenses		21,158	24,664
Finance lease liabilities		5,417	6,246
Long-term withholdings		6,063	8,964

	￦	124,049	128,812

16. Other Financial Liabilities

Other financial liabilities as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Current
Derivative instruments liabilites	￦	1,742	9,499
Financial guarantee liabilities		9,156	7,393

	￦	10,898	16,892

Non-current
Derivative instruments liabilites	￦	141,484	31,256
Financial guarantee liabilities		56,100	41,664

	￦	197,584	72,920

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

17. Provisions

The changes in provisions for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 were as follows:

(a)	For the nine-month period ended September 30, 2013

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period (*1)	￦	6,239	9,225	(10,166)	5,298

(*1)	Represents the provision for bonuses for executives.

(b) For the year ended December 31, 2012

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period (*1)	￦	4,451	241,498	(239,710)	6,239

(*1) Represents the provision for bonuses for all employees.

18. Employee Benefits

(a)	Defined contribution plans

The Company operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits in the future relating to employee service rendered is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from Company’s assets.

The expense related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2013 and 2012 are as follows:

(in millions of Won)	For the three -month periods ended September 30			For the nine -month periods ended september 30
	2013		2012	2013	2012
Expense related to post-employment benefit plans under defined contribution plans	￦	4,125	4,189	11,477	9,546

(b)	Defined benefit plans

The Company also operates a defined benefit pension plan for employees. The employees who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of the reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(c)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Present value of funded obligations	￦	899,434	817,618
Fair value of plan assets		(727,381)	(677,362)

Net defined benefit liabilities	￦	172,053	140,256

(d)	The changes in present value of defined benefit obligations for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Defined benefit obligation at the beginning of period	￦	817,618	690,321
Current service costs		89,629	99,066
Interest costs		20,957	31,156
Actuarial losses		25,451	63,184
Benefits paid		(54,221)	(66,109)

Defined benefit obligation at the end of period	￦	899,434	817,618

(e)	The changes in the fair value of plan assets for the nine-month period ended September 30, 2013 and the year ended December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Fair value of plan assets at the beginning of period	￦	677,362	513,673
Interest on plan assets		18,196	23,115
Remeasurement of plan assets		(423)	2,732
Contributions to plan assets		60,000	180,000
Benefits paid		(27,754)	(42,158)

Fair value of plan assets at the end of period	￦	727,381	677,362

(f)	The amounts recognized in the statements of comprehensive income for the three-month and nine- month periods ended September 30, 2013 and 2012 were as follows:

	For the three-month periods ended september			For the nine -month periods ended September 30
(in millions of Won)	2013		2012	2013	2012
Current service costs	￦	29,108	25,032	89,629	74,713
Net interest costs		920	2,010	2,761	6,031

	￦	30,028	27,042	92,390	80,744

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

19. Other Liabilities

Other liabilities as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Current
Advances received	￦	75,625	44,488
Withholding		16,249	20,962
Unearned revenue		1,458	5,415

		93,332	70,865

Non-current
Unearned revenue		613	842
Others		3,001	3,000

	￦	3,614	3,842

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Financial assets at fair value through profit or loss Derivatives assets held for trading	￦	7,188	6,016
Available-for-sale financial assets		3,420,229	3,062,057
Held-to-maturity investments		—	29,981
Loans and receivables		6,551,827	6,833,586

	￦	9,979,244	9,931,640

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

2)	Financial liabilities as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Financial liabilities at fair value through profit or loss Derivatives liabilities held for trading	￦	143,226	40,755

Financial liabilities measured as amortized cost Trade accounts and notes payable		1,153,151	978,581
Borrowings		7,846,715	9,603,774
Financial guarantee liabilities (*1)		65,256	49,057
Others		967,766	1,300,526

		10,032,888	11,931,938

	￦	10,176,114	11,972,693

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of September 30, 2013. The details of the amount of guarantees provided are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
POSCO(Guangdong)	ANZ	USD	10,000,000	10,756
Automotive Steel Co., Ltd.	BOA	USD	50,000,000	53,780
	BTMU	USD	24,000,000	25,814
	DBS	USD	35,000,000	37,646
	ING	USD	23,600,000	25,384
	SCB	USD	35,000,000	37,646
	SMBC	USD	35,000,000	37,646
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	BOC	USD	1,400,000	1,506
Zhangjiagang Pohang	BTMU	USD	30,000,000	32,268
Stainless Steel Co., Ltd.	Credit Agricole	USD	50,000,000	53,780
	Mizuho	USD	80,000,000	86,048
POSCO Maharashtra	Export-Import Bank of Korea	USD	193,000,000	207,591
Steel Private Ltd.	Citi	USD	60,000,000	64,536
	DBS	USD	100,000,000	107,560
	HSBC	USD	80,000,000	86,048
	ING	USD	30,000,000	32,268
	KDB	USD	30,000,000	32,268
	SC	USD	40,000,000	43,024
	SCB	USD	33,069,000	35,569
POSCO ASSAN TST STEEL Industry	SMBC and others	USD	188,392,500	202,635
POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	90,118
POSCO Investment Co., Ltd.	BOA	USD	45,000,000	48,402
	BOC	CNY	350,000,000	61,513
	BTMU	USD	30,000,000	32,268
	HSBC	USD	50,000,000	53,780
	ING	USD	30,000,000	32,268
	JP Morgan	USD	50,000,000	53,780
	SCB	USD	45,000,000	48,402
	SMBC	USD	30,000,000	32,268

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
POSCO-Mexico S.A. DE C.V	BOA	USD	40,000,000	43,024
	HSBC	USD	40,000,000	43,024
	KDB	USD	50,000,000	53,780
	Mizuho	USD	45,000,000	48,402
	SMBC	USD	69,725,000	74,996
POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	210,818
POSCO VST Co., Ltd.	ANZ	USD	25,000,000	26,890
	HSBC	USD	20,000,000	21,512
	Mizuho	USD	20,000,000	21,512
POSUK Titanium LLP	Shinhan Bank	USD	18,000,000	19,361
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	490,000,000	527,044
	ANZ	USD	52,500,000	56,469
	BOA	USD	35,000,000	37,646
	BTMU	USD	119,000,000	127,996
	Credit Suisse	USD	91,000,000	97,880
	HSBC	USD	91,000,000	97,880
	Mizuho	USD	105,000,000	112,938
	SCB	USD	86,800,000	93,362
	SMBC	USD	119,000,000	127,996
	The Tokyo Star Bank, Ltd.	USD	21,000,000	22,588
United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	26,352

		USD	3,250,770,500	3,496,529
		CNY	350,000,000	61,513

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2013 and 2012 were as follows:

 September 30, 2013

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency translations	Gain and loss on foreign currency transactions	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	8,463	1,171	9,634	—
Available-for-sale financial assets		4,496	40,156	—	—	43,034	(161,523)	(73,837)	451,514
Held-to-maturity investments		367	—	—	—	—	—	367	—
Loans and receivables		74,930	—	14,066	(10,924)	(80)	(623)	77,369	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(126,518)	(126,518)	—
Financial liabilities at amortized cost		(207,851)	—	5,009	131,111	—	(270)	(72,001)	—

	￦	(128,058)	40,156	19,075	120,187	51,417	(287,763)	(184,986)	451,514

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries and associates of ￦142,383 million for the nine-month period ended September 30, 2013.

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

‚ September 30, 2012

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency translations	Gain and loss on foreign currency transactions	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	(1,084)	5,252	4,168	—
Available-for-sale financial assets		120	110,897	—	—	59,845	(61,771)	109,091	(156,797)
Held-to-maturity investments		1,179	—	—	—	—	—	1,179	—
Loans and receivables		86,195	—	(23,578)	(15,729)	(187)	(389)	46,312	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	4,606	4,606	—
Financial liabilitiesat amortized cost		(300,849)	—	43,689	203,188	—	(519)	(54,491)	—

	￦	(213,355)	110,897	20,111	187,459	58,574	(52,821)	110,865	(156,797)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries and associates of ￦112,514 million for the nine-month period ended September 30, 2012.

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2013 and 2012 were as follows:

 September 30, 2013

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency translations	Gain and loss on foreign currency transactions	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	—	(399)	(399)	—
Available-for-sale financial assets		3,312	1,752	—	—	970	(1,768)	4,266	237,359
Loans and receivables		19,463	—	(23,036)	(21,908)	47	(365)	(25,799)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(34,762)	(34,762)	—
Financial liabilities at amortized cost		(59,757)	—	51,451	324,643	—	(81)	316,256	—

	￦	(36,982)	1,752	28,415	302,735	1,017	(37,375)	259,562	237,359

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries and associates of ￦7,016 million for the three-month period ended September 30, 2013.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

‚	September 30, 2012

(in millions of Won)	Financial income and costs
	Interest income (cost)		Dividend income (*1)	Gain and loss on foreign currency translations	Gain and loss on foreign currency transactions	Gain and loss on disposal	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	—	—	5,252	5,252	—
Available-for-sale financial assets		120	2,772	—	—	—	(1,093)	1,799	(53,821)
Held-to-maturity investments		395	—	—	—	—	—	395	—
Loans and receivables		28,640	—	(12,707)	(10,678)	(5)	(304)	4,946	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(2,531)	(2,531)	—
Financial liabilities at amortized cost		(94,838)	—	31,663	169,143	—	(9)	105,959	—

	￦	(65,683)	2,772	18,956	158,465	(5)	1,315	115,820	(53,821)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries and associates of ￦11,268 million for the three-month period ended September 30, 2012.

(b)	Fair value

1) Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013			December 31, 2012
	Book Value		Fair Value	Book Value		Fair Value
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	3,287,273	3,287,273	￦	2,853,766	2,853,766
Derivatives assets held for trading (*2)		7,188	7,188		6,016	6,016

		3,294,461	3,294,461		2,859,782	2,859,782

Assets measured amortized cost (*3)
Cash and cash equivalents		1,139,880	1,139,880		1,752,560	1,752,560
Trade accounts and note receivable		3,215,650	3,215,650		4,087,304	4,087,304
Loans and other receivables		2,196,297	2,196,297		993,722	993,722
Held-to-maturity investments		—	—		29,981	29,981

		6,551,827	6,551,827		6,863,567	6,863,567

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		143,226	143,226		40,755	40,755
Liabilities measured amortised cost (*3)
Trade accounts and notes payable		1,153,151	1,153,151		978,581	978,581
Borrowings		7,846,715	8,166,361		9,603,774	10,145,751
Financial guarantee liabilities		65,256	65,256		49,057	49,057
Others		967,766	967,766		1,300,526	1,300,526

	￦	10,032,888	10,352,534	￦	11,931,938	12,473,915

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rate. Available-for-sale financial assets which are not measured at fair value are excluded.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

2)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3:	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair values of financial instruments by fair value hierarchy as of September 30, 2013 and December 31, 2012 are as follows:

a. September 30, 2013

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,606,262	—	681,011	3,287,273
Derivatives assets held for trading		—	7,188	—	7,188

	￦	2,606,262	7,188	681,011	3,294,461

Financial Liabilities
Derivatives liabilities held for trading	￦	—	143,226	—	143,226

b. December 31, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,182,741	—	671,025	2,853,766
Derivatives assets held for trading		—	6,016	—	6,016

	￦	2,182,741	6,016	671,025	2,859,782

Financial Liabilities
Derivatives liabilities held for trading	￦	—	40,755	—	40,755

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

3)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2012.

21. Share Capital and Capital Surplus

(a) Share capital as of September 30, 2013 and December 31, 2012 are as follows:

(Share, Won)	September 30, 2013		December 31, 2012
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2013, total shares of ADRs of 52,378,124 are equivalent to 13,094,531 of common stock.
(*2)	As of September 30, 2013, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		765,436	763,867

	￦	1,229,261	1,227,692

22. Hybrid Bonds

(a) Hybrid bonds classified as equity as of September 30, 2013 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	September 30, 2013
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.30	￦	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.60		200,000
Issuance cost					(3,081)

				￦	996,919

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(*1) Details of hybrid bonds as of September 30, 2013 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06-12 : 4.3%	Issue date ~ 2023-06-12 : 4.6%
	reset every 5 years as follows;	reset every 10 years as follows;

	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%

	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses

	• After 25 years : additionally +0.75%	• After 30 years : additionally +0.75%

Interest payments	Quaterly	Quaterly
condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments.

23. Accumulated Other Comprehensive Income

(a)	Accumulated other comprehensive income as of September 30, 2013 and December 31, 2012 are as follows:

(in millions of Won)	September 30, 2013		December 31, 2012
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	￦	454,876	3,362

24. Treasury Shares

As of September 30, 2013, the Company holds 7,448,506 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2013		2012	2013		2012
Wages and salaries	￦	48,840	53,138	￦	149,728	138,654
Expenses related to post-employment benefits		5,287	5,746		18,263	16,339
Other employee benefits		11,189	12,876		33,497	47,726
Travel		3,432	4,020		11,194	11,528
Depreciation		6,202	6,237		18,662	18,522
Amortization		4,348	4,537		13,394	13,467
Rental		12,953	10,036		38,056	30,696
Repairs		3,006	3,565		9,708	9,532
Advertising expenses		21,640	17,037		61,786	76,339
Research & development		31,311	28,610		110,965	99,185
Service fees		45,884	36,654		126,911	112,297
Vehicles maintenance		1,732	1,726		5,213	5,344
Industry association fee		1,141	1,096		6,340	6,032
Training		1,909	1,588		6,365	9,354
Conference		1,109	1,217		3,372	3,918
Bad debt expenses		(1,294)	3,177		3,090	9,054
Others		11,102	10,572		29,521	28,931

	￦	209,791	201,832	￦	646,065	636,918

(b)	Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
(in millions of Won)	2013		2012	2013		2012
Freight and custody expenses	￦	202,377	212,651	￦	626,079	652,664
Operating expenses for distribution center		2,472	2,196		6,924	6,718
Sales commissions		17,091	22,052		49,738	53,732
Sales advertising		140	1,754		1,632	2,508
Sales promotion		1,442	1,537		4,578	4,260
Sample		280	525		970	1,387
Sales insurance premium		2,029	2,374		6,031	7,452

	￦	225,831	243,089	￦	695,952	728,721

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

26. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded from operating profit but reflect the results of the Company’s operations for the three-month and the nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three-month periods ended september 30			For the nine-month periods ended september 30
(in millions of Won)	2013		2012	2013		2012
Operating profits on the statement of comprehensive income	￦	442,749	838,083	￦	1,727,498	2,410,754

Add
Gain on disposals of property, plant, and equipment		641	17,511		5,643	23,046
Gain on disposals of other long-term assets		—	—		246	—
Gain on disposals of investment in subsidiaries and associates		—	—		14,544	—
Reversal of impairment loss of property, plant and equipment		—	—		—	1,606
Gain on disposals of aseets held for sale		67,875	—		67,875	1,150
Miscellaneous income		19,674	5,407		50,017	14,585

		88,190	22,918		138,325	40,387

Deduct
Loss on disposals of property, plant and equipment		(7,516)	(19,316)		(74,899)	(59,947)
Donations		(6,863)	(7,159)		(25,339)	(45,027)
Idle tangible assets expenses		(475)	(6,828)		(17,218)	(21,074)
Loss on disposals of other long-term assets		—	(9)		—	(9)
Loss on disposals of investment in subsidiaries and associates		—	—		(12,271)	(395)
Loss on disposals of aseets held for sale		—	—		—	(9,391)
Impairment loss on aseets held for sale		(1,814)	—		(1,814)	—
Loss on disposals of intangible assets		(212)	(487)		(236)	(608)
Impairment loss on intangible assets		(581)	(5,728)		(581)	(5,728)
Miscellaneous loss		(5,995)	(2,006)		(16,881)	(10,119)

		(23,456)	(41,533)		(149,239)	(152,298)

Adjusted operating profit	￦	507,483	819,468	￦	1,716,584	2,298,843

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

27. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2013		2012	2013		2012
Other non-operating income
Gain on disposals of property, plant and equipment	￦	641	17,511	￦	5,643	23,046
Reversal of impairment loss of property, plant and equipment		—	—		—	1,606
Gain on disposals of other long-term assets		—	—		246	—
Gain on disposals of assets held for sale		67,875	—		67,875	1,150
Gain on disposals of investment in subsidiaries and associates		—	—		14,544	—
Miscellaneous income		19,674	5,407		50,017	14,585

	￦	88,190	22,918	￦	138,325	40,387

Other non-operating expenses
Loss on disposals of property, plant and equipment	￦	7,516	19,316	￦	74,899	59,947
Donations		6,863	7,159		25,339	45,027
Idle tangible assets expenses		475	6,828		17,218	21,074
Loss on disposals of other long-term assets		—	9		—	9
Loss on disposals of investment in subsidiaries and associates		—	—		12,271	395
Loss on disposals of assets held for sale		—	—		—	9,391
Impairment loss on assets held for sale		1,814	—		1,814	—
Loss on disposal of intangible assets		212	487		236	608
Impairment loss on intangible assets		581	5,728		581	5,728
Miscellaneous loss		5,995	2,006		16,881	10,119

	￦	23,456	41,533	￦	149,239	152,298

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

28. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2013 and 2012 were as follows (excluding finance costs and income tax expense):

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2013		2012	2013		2012
Changes in inventories (*1)	￦	48,870	135,178	￦	295,074	441,613
Raw materials and consumables used		4,810,538	5,967,540		14,487,029	18,244,215
Employee benefits expenses		349,251	385,618		1,073,818	1,003,446
Outsourced processing cost		514,009	500,331		1,528,863	1,488,675
Depreciation (*2)		490,374	461,511		1,433,915	1,364,156
Amortization		9,465	9,642		28,134	29,048
Ordinary research & development expenses		118,316	116,045		377,352	372,339
Electricity and water expenses		178,612	148,514		578,685	457,560
Service fees		61,002	52,714		170,463	158,768
Advertising expenses		21,640	17,037		61,786	76,339
Freight and custody expenses		202,377	212,651		626,079	652,664
Sales Commissions		17,091	22,052		49,738	53,732
Loss on disposals of property, plant and equipment		7,516	19,316		74,899	59,947
Other expenses		163,036	65,566		471,707	933,109

	￦	6,992,097	8,113,715	￦	21,257,542	25,335,611

(*1)	Changes in inventories are changes in product, semi-finished products and by-product.
(*2)	Includes depreciation expenses of investment property.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2013		2012	2013		2012
Finance income
Interest income	￦	22,775	29,155	￦	79,793	87,494
Dividend income		8,768	14,040		182,539	223,411
Gain on foreign currency transactions		75,621	57,687		244,560	187,037
Gains on foreign exchange translations		54,807	145,247		150,533	208,971
Gain on valuation of derivatives		(399)	2,720		1,171	9,858
Gain on derivative transactions		—	—		8,463	—
Gain on disposals of financial assets held for trading		—	—		—	556
Gain on disposals of available-for-sale investment		970	—		43,034	84,259

	￦	162,542	248,849	￦	710,093	801,586

Finance costs
Interest expenses	￦	59,757	94,838	￦	207,851	300,849
Loss on foreign currency transactions		47,206	38,731		225,485	166,926
Loss on foreign currency translations		(247,928)	(13,218)		30,346	21,512
Loss on valuation of derivatives		34,762	—		126,518	—
Loss on derivative transactions		—	—		—	1,640
Impairment loss on available-for-sale investment		1,768	1,093		161,522	61,771
Loss on disposals of available for sale investment		—	—		—	24,414
Financial fees		439	307		882	891
Loss on disposition of trede receivables		(47)	5		80	187
Acceptances and guarantee fee		7	5		12	17

	￦	(104,036)	121,761	￦	752,696	578,207

30. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax income/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the nine-month periods ended September 30, 2013 and 2012 was 17.56% and 21.24%, respectively. The change in effective tax rate was caused mainly by the increase in tax credits and decrease in tax effects due to permanent differences related to non-taxable income.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

31. Earnings Per Share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2013 and 2012 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won except per share information)	2013		2012	2013		2012
Profit for the period	￦	615,068	744,096	￦	1,380,111	1,986,618
Interest for hybrid bonds, net of tax		(7,832)	—		(9,964)	—
Weighted-average number of common shares outstanding (*1)		77,787,069	77,244,444		77,427,466	77,244,444

Basic and diluted earnings per share	￦	7,806	9,633	￦	17,696	25,719

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three -month periods ended September 30		For the nine -month periods ended September 30
(share)	2013	2012	2013	2012
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(9,399,766)	(9,942,391)	(9,759,369)	(9,942,391)

Weighted-average number of common shares outstanding	77,787,069	77,244,444	77,427,466	77,244,444

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2013 and 2012, diluted earnings per share is equal to basic earnings per share.

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the three-month and nine-month periods ended September 30, 2013 and 2012 were as follows:

	Sales and others (*1)						Purchase and others (*2)
	For the three-month periods ended september 30			For the nine-month periods ended september 30			For the three-month periods ended september 30			For the nine-month periods ended september 30
(in millions of Won)	2013		2012	2013		2012	2013		2012	2013		2012
Subsidiaries (*3)
POSCO E&C Co., Ltd.	￦	2,985	9,358	￦	12,563	16,647	￦	283,204	319,955	￦	2,016,255	887,037
POSCO Processing & Service Co., Ltd.		263,304	258,321		719,493	704,889		257,771	408,987		909,805	1,113,392
POSCO Coated & Color Steel Co., Ltd.		120,506	117,727		355,126	377,803		2,918	1,136		7,694	3,367
POSCO Plantec Co., Ltd. (*4)		—	1,535		2,392	2,347		—	84,713		79,660	211,055
POSCO ICT Co., Ltd.		376	611		1,046	1,166		101,714	113,555		312,835	303,809
POSMATE Co., Ltd.		351	—		803	—		12,413	—		36,635	—
eNtoB Co., Ltd.		4	5		4	6		71,006	57,661		190,296	174,165
POSCO Chemtech Company Ltd.		141,385	128,337		396,070	381,746		203,882	200,011		587,220	592,258
POSCO M-TECH Co., Ltd.		2,322	9,183		11,132	22,333		92,106	86,687		268,806	238,589
POSCO Energy Corp.		25,987	21,880		68,163	63,489		1,904	—		1,909	—
POSCO TMC Co., Ltd.		45,903	63,944		140,723	163,364		694	285		1,671	736
POSCO AST Co., Ltd.		121,227	57,091		366,797	201,084		14,695	13,217		48,337	44,012
POS-Himetal Co., Ltd.		4,629	6,321		14,464	18,537		45,107	51,088		121,048	105,535
Daewoo International Corp.		845,889	1,045,953		2,572,127	3,207,473		3,156	5,051		8,857	11,192
POSCO NST Co., Ltd.		—	49,290		—	168,791		—	1,142		—	3,070
POSCO America Corporation		167,000	202,120		456,414	563,531		49	—		309	50
POSCO Canada Ltd.		—	—		—	—		42,107	74,812		105,333	155,053
POSCO Asia Co., Ltd.		474,799	476,901		1,490,537	1,475,449		20,078	22,298		51,318	73,639
POSCO (Thailand) Company Ltd.		14,440	30,873		43,235	90,636		—	45		35	98
Qingdao Pohang Stainless Steel Co., Ltd		18,731	19,905		51,778	46,134		—	—		14	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		29,439	29,713		100,273	89,126		—	—		—	—
POSCO-Japan Co., Ltd.		318,910	377,461		893,119	1,087,762		8,913	7,693		15,432	20,640
POSCO-IPPC Pvt. Ltd.		29,443	49,639		98,520	136,173		—	—		—	15
POSCO-Mexico S.A. DE C.V.		28,011	101,268		176,413	261,340		161	—		621	—
POSCO Maharashtra Steel Pvt. Ltd.		44,334	44,853		134,551	121,095		—	—		157	—
Daewoo International Singapore Pte. Ltd.		—	—		—	—		27,425	22,583		65,764	45,868
Others		143,694	159,876		411,017	451,300		51,056	59,554		153,566	208,864

	￦	2,843,669	3,262,165	￦	8,516,760	9,652,221	￦	1,240,359	1,530,473	￦	4,983,577	4,192,444

Associates (*3)
POSMATE Co., Ltd.		—	266		—	766		—	12,335		—	37,330
SNNC Co., Ltd.		483	609		1,505	1,559		97,491	119,090		311,231	257,991
POSCO Plantec Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.) (*4)		4,142	9,540		10,135	20,946		36,508	—		36,508	—
DONG BANG METAL IND.CO.,LTD.		—	18,825		—	73,752		—	—		—	—
POSCHROME (PROPRIETARY) LIMITED		—	—		—	—		17,778	17,487		50,381	53,069
PT. POSMI Steel Indonesia		1,388	2,115		6,050	8,924		—	—		—	—
POSK (PingHu)Processing Center Co., Ltd.		1,228	1,454		3,293	3,389		—	—		—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		5,764	2,058		14,183	13,318		—	—		—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		1,652	5,926		5,753	22,501		—	—		—	—
Others		38	2,362		707	5,709		1,214	575		3,056	4,986

	￦	14,695	43,155	￦	41,626	150,864	￦	152,991	149,487	￦	401,176	353,376

	￦	2,858,364	3,305,320	￦	8,558,386	9,803,085	￦	1,393,350	1,679,960	￦	5,384,753	4,545,820

(*1)	Sales and others include sales and insignificant other non-operating income. Sales are mainly sales of steel products and are priced on an arm’s length basis.
(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of September 30, 2013, the Company provided guarantees to related parties.
(*4)	Sungjin Geotec Co., Ltd has changed its name to POSCO Plantec Co., Ltd. after it merged with POSCO Plantec Co., Ltd. during the nine-month period ended September 30, 2013.

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(b)	The related account balances of significant transactions with related companies as of September 30, 2013 and December 31, 2012 are as follows:

	Receivables (*1)			Payables (*1)
	September 30,		December 31,	September 30,		December 31,
(in millions of Won)	2013		2012	2013		2012
Subsidiaries
POSCO E&C Co., Ltd.	￦	125,432	7,977	￦	121,541	403,630
POSCO Processing & Service Co., Ltd.		94,096	64,564		37,041	32,672
POSCO Coated & Color Steel Co., Ltd.		93,696	108,505		1,855	2,618
POSCO Plantec Co., Ltd.		—	267		—	32,297
POSCO ICT Co., Ltd.		150	287		42,566	91,297
Posmate Co., Ltd.		1,685	—		5,411	—
eNtoB Corp.		—	3		25,747	16,581
POSCO Chemtech Company Ltd.		50,763	47,074		93,888	84,538
POSCO M-TECH Co.,Ltd.		34	1,293		45,837	36,992
POSCO Energy Corp.		13,625	12,111		1,306	2,292
POSCO TMC Co., Ltd.		18,157	64,862		217	145
POSCO AST Co., Ltd.		62,883	65,575		7,671	7,800
POS-Himetal Co., Ltd.		1,785	1,454		14,939	15,191
Daewoo International Corp.		136,483	358,824		394	730
POSCO America Corporation		45,090	63,545		—	—
POSCO Canada Ltd.		—	—		12,440	12,973
POSCO Asia Co., Ltd.		72,869	102,849		2,981	2,244
POSCO (Thailand) Company Ltd.		7,588	17,986		—	—
Qingdao Pohang Stainless Steel Co., Ltd.		10,242	8,710		—	—
POSCO-Japan Co., Ltd.		59,632	35,400		88	673
POSCO-IPPC Pvt. Ltd.		10,701	—		—	—
POSCO MEXICO S.A. DE C.V.		69,217	131,669		—	—
POSCO Maharashtra Steel Pvt. Ltd.		71,817	57,877		—	—
Others		78,277	55,179		31,613	31,788

	￦	1,024,222	1,206,011	￦	445,535	774,461

Associates
Posmate Co., Ltd.	￦	—	78	￦	—	6,315
SNNC Co., Ltd.		176	229		27,760	37,145
POSCO Plantec Co., Ltd. (formerly, Sungjin Geotec Co., Ltd.)		2,744	4,849		16,965	—
KOBRASCO		6,180	—		—	—
POSCHROME (PROPRIETARY) LIMITED		—	—		—	2,273
LLP POSUK Titanium		4,245	—		—	—
Others		15	453		573	804

	￦	13,360	5,609	￦	45,298	46,537

	￦	1,037,582	1,211,620	￦	490,833	820,998

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payable and other payables.

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(c)	For the nine-month periods ended September 30, 2013 and 2012, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2013		September 30, 2012
Short-term benefit	￦	22,937	26,488
Long-term benefits		6,241	11,201
Retirement benefits		5,120	5,396

	￦	34,298	43,085

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to the compensation described above, the Company provided stock appreciation rights to its executive officers and recorded stock compensation expenses amounted to ￦436 million for the nine-month period ended September 30, 2012 (2013: nil).

33. Commitments and Contingencies

(a)	Commitment

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2013, 207 million tons of iron ore and 18 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of September 30, 2013, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

As of September 30, 2013, the Company has provided two blank promissory notes and a blank check to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

(b)	Litigation in progress

1) Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of JPY 98.6 billion (￦1,083.3 billion). Through trials to the period ended September 30, 2013, the Company submitted its responses that the Japan court did not have jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of September 30, 2013, the Japan court has not made any judgments on this matter. Since the Company does not believe that it is probable that an outflow of resources will be required, the Company has not recorded any provision for this lawsuit as of September 30, 2013.

In addition, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the New Jersey federal court, United States, against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, claiming infringement of intellectual property rights related to the production of grain oriented electrical steel sheets. As of September 30, 2013, no claim amount has been made and the Company is under discovery proceedings related to this matter. Due to the early stage of the litigation and the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing, if any, that might be awarded to Nippon Steel & Sumitomo Metal Corporation. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of this civil lawsuit. Therefore, the Company has not recorded any provision for this lawsuit in the U.S. as of September 30, 2013.

2) Other lawsuits and claims

The Company is involved in 37 other lawsuits and claims for alleged damages aggregating to ￦67.4 billion as of September 30, 2013, which arose in the ordinary course of business. In the opinion of management, these 37 lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. Additionally, no provision is recorded in connection with these 37 lawsuits and claims as of September 30, 2013 because the Company has not concluded that a probable loss has occurred on any of the lawsuits and claims.

(c)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Korea Development Bank, for seamless funding to POSCO Energy Co., Ltd. under construction of new power plant.

(d)	As of September 30, 2013, the Company has provided a supplemental funding agreement amounting to ￦9,800 million, as requested from the creditors for seamless funding to Busan E&E Co., Ltd. under construction of Busan RDF power plant and also provided financial guarantee for business fulfillment insurance amounting to ￦21,329 million related to the construction.

45

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2013

(Unaudited)

34. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2013 and 2012 are as follows:

(in millions of Won)	June 30, 2013		June 30, 2012
Financial assets held for trading	￦	—	50,132
Trade accounts and notes receivable		858,994	(237,210)
Other accounts receivable		118,788	33,795
Accured income		—	601
Advance payments		314	962
Prepaid expenses		(10,401)	(36,315)
Inventories		529,872	1,029,420
Long-term guarantee deposits		(556)	(340)
Other long-term assets		275	(710)
Trade accounts payable		179,830	(379,848)
Other accounsts payable		(406,204)	(255,589)
Accrued expenses		(96,831)	51,467
Advances received		31,137	10,558
Withholdings		(4,714)	(8,431)
Unearned revenue		(4,186)	1,225
Other long-term liabilities		(641)	(1,017)
Payment severance benefits		(54,221)	(61,550)
Plan assets		(32,246)	(47,499)

	￦	1,109,210	149,651

46